As confidentially submitted to the Securities and Exchange Commission on April 10, 2020.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vital Farms, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2000	27-0496985
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

(877) 455-3063

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Russell Diez-Canseco

President and Chief Executive Officer

Vital Farms, Inc.

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

(877) 455-3063

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire Darren DeStefano Jaime L. Chase Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000	Jason Dale Chief Operating Officer and Chief Financial Officer Vital Farms, Inc. 3601 South Congress Avenue Suite C100 Austin, TX 78704 (877) 455-3063	Marc Jaffe Cathy Birkeland Alexa Berlin Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated             ,2020

            Shares

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of Vital Farms, Inc. We are offering            shares of Class A common stock and the selling stockholders identified in this prospectus are offering an additional            shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $             and $             per share. We intend to apply to list our Class A common stock on The Nasdaq Stock Market under the symbol “VITL.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to              votes and may be converted at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable on the conversion of our outstanding convertible preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock immediately following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

We elected in October 2017 to be treated as a public benefit corporation under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our certificate of incorporation. Accordingly, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Vital Farms, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional             shares of Class A common stock from us and up to an additional              shares of Class A common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on             ,2020.

Goldman Sachs & Co. LLC	Morgan Stanley	Credit Suisse

Jefferies

BMO Capital Markets	Stifel

Prospectus dated            , 2020.

Prospectus

Through and including             , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the

i

United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the possession and distribution of this prospectus outside of the United States.

“Vital Farms” and our other registered and common law trade names, trademarks and service marks are the property of Vital Farms, Inc. or our subsidiaries. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

We refer to our Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock as our “convertible preferred stock” in this prospectus.

GLOSSARY

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to the following key business terms have the respective meaning set forth below:

“Branded eggs” are eggs other than private label.

“Breaker plants” is a processor which converts shell eggs into further processed egg products.

“Cage-free” refers to eggs that come from hens that are not housed in cages.

“Clean label” refers to food products containing natural, familiar, simple ingredients that are easy to recognize, understand and pronounce, with no artificial ingredients or synthetic chemicals.

“Crew members” is a term we use to refer to our employees.

“Egg Central Station” refers to our approximately 82,000 square foot shell egg grading and packing facility in Springfield, Missouri, which is centrally located within our network of small family farms.

“Hatchery” refers to a place where poultry eggs are hatched under controlled conditions for commercial purposes.

“Organic” is a term regulated by the U.S. Department of Agriculture, or USDA, and refers to items the contents of which are 95% or more certified organic, meaning free of synthetic additives like pesticides, chemical fertilizers and dyes, and must not be processed using industrial solvents, irradiation or genetic engineering. The remaining 5% may only be foods or processed with additives on an approved list.

“Pasture Belt” is a term we use that refers to the U.S. region, including Arkansas and Georgia, and portions of Alabama, Illinois, Kansas, Kentucky, Mississippi, Missouri, Oklahoma, North Carolina, South Carolina, Tennessee and Texas, where pasture-raised eggs can be produced year-round.

“Pasture raised” refers to products produced from animals that were raised for at least some portion of their lives on pasture or with access to a pasture, not continually confined indoors.

“Pullet” refers to a young hen, especially less than 24 weeks old.

“Refrigerated value-added dairy category” includes butter, cream, half & half, yogurt, cheese (including cream cheese and cheese spreads), sour cream and cottage cheese, but excludes milk.

“Retail SKUs” refers to stock keeping units for discrete products (at universal product code level) that are sold through retail channels.

“Traceable” is the ability to track food through production, processing and distribution, including importation and at retail.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed below, our internal research and knowledge of our market. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	Certified Humane, Humane Farm Animal Care, Animal Care Standards, February 1, 2018 Standards, Egg Laying Hens.

•	SPINS, LLC, Refrigerated Eggs & Refrigerated Butter - Natural Channel, 52 Weeks Ending November 3, 2019.

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Vital Farms,” the “company,” “we,” “our,” “us” or similar terms refer to Vital Farms, Inc. and its subsidiaries.

Overview

Vital Farms is an ethical food company that is disrupting the U.S. food system. We have developed a framework that challenges the norms of the incumbent food model and allows us to bring high-quality products from our network of small family farms to a national audience. This framework has enabled us to become the leading U.S. brand of pasture-raised eggs and butter and the second largest U.S. egg brand by retail dollar sales. Our ethics are exemplified by our focus on the humane treatment of farm animals and sustainable farming practices. We believe these standards produce happy hens with varied diets, which produce better eggs. There is a seismic shift in consumer demand for ethically produced, natural, traceable, clean-label, great-tasting and nutritious foods. Supported by a steadfast adherence to the values on which we were founded, we have designed our brand and products to appeal to this consumer movement.

Our purpose is rooted in a commitment to Conscious Capitalism, which prioritizes the long-term benefits of each of our stakeholders (farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders). Our business decisions consider the impact on all of our stakeholders, in contrast with the factory farming model, which principally emphasizes cost reduction at the expense of animals, farmers, consumers, employees, communities and the environment. These principles guide our day-to-day operations and, we believe, help us deliver a more sustainable and successful business. Our approach has been validated by our financial performance and our designation as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Our Ethical Decision-Making Model

Stakeholders	Guiding Principles

Farmers and Suppliers	• Forming strong relationships with our network of approximately 200 small family farms, who are the foundation of our resilient and reliable supply chain

Customers and Consumers	• Delivering the transparency and quality around food products that today’s consumers demand

Crew Members	• Empowering our crew members by investing in their financial security, development and overall well-being

Community and Environment	• Investing in our community and being conscious stewards of the environment

Stockholders	• Building a sustainable company for the long term by delivering stockholder value

We have scaled our brand through our strong relationships with small family farms and deliberate efforts to design and build the infrastructure to bring our products to a national audience. Today, with a network of approximately 200 family farms, we believe our pasture-raised products have set the national standard for ethically produced food. We believe the success of our relationships with small family farms and the efficiency of our supply chain provide us with a competitive advantage in the approximately $45 billion U.S. natural food and beverage industry, in which achieving reliable supply at a national scale can be challenging. In 2017, we opened Egg Central Station, a shell egg processing facility in Springfield, Missouri, which is centrally located within our network of family farms. Egg Central Station is capable of packing three million eggs per day and has achieved Safe Quality Food, or SQF, Level 3 certification, the highest level of such certification from the Global Food Safety Initiative, or GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies, globally to have received the Safe Quality Food Institute, or SQFI, Select Site certification, indicating that the site has voluntarily elected to undergo annual unannounced recertification audits by SQFI, the organization responsible for administering a global food safety and quality program known as the SQF Program. The design of Egg Central Station includes investments in support of each of our stakeholders, from our crew members (daylighting, climate control, slip resistant floors in the egg grading room), to the community and environment (consulting with the community before we built the facility, restoring native vegetation on the property, best-in-class storm water management), to our customers and consumers (food safety and maintenance investments far beyond regulatory requirements). We believe owning and operating this important element of our supply chain is a key differentiator and provides us with a competitive advantage, which we intend to continue to leverage to grow both our net revenue and gross margin.

Our loyal and growing consumer base has fueled the expansion of our brand from the natural channel to the mainstream channel and facilitated our entry into the foodservice channel. As of December 29, 2019, we offer 20 retail SKUs through a multi-channel retail distribution network across approximately 13,000 stores. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in key traffic-generating categories as compared to products offered by our competitors. We believe we have significant room for growth within the retail and, in the medium- to long-term, foodservice channels and can capture this opportunity by growing brand awareness and through new product innovation. We also believe there are incremental growth opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets, which we may access along with retail growth opportunities to enable us to continue our net revenue growth.

We have built a sustainable company founded on ethically produced products that increasingly resonate with consumers. Our trusted brand and Conscious Capitalism-focused business model have resulted in significant growth. We have increased net revenue from $1.9 million in fiscal 2010 to $140.7 million in fiscal 2019, which represents a 61% compounded annual growth rate, or CAGR. From fiscal 2017 to fiscal 2019, we grew net revenue by 90% and the number of stores carrying our products increased by 50%. Going forward, we expect the consumer movement away from factory farming practices will continue to fuel demand for ethically produced food. According to a 2018 survey of nearly 30,000 international consumers, 62% want brands to have ethical values and demonstrate authenticity in all parts of their business. We believe these demands extend to the food industry and that consumers are recognizing the benefits of pasture-raised egg and dairy products. Management is committed to ensuring our values remain aligned with those of our consumers while delivering stockholder value.

Evidence of our historical success in continuing to scale our business is shown in the graphics below. All dates refer to the year ended December 31, except for 2018 and 2019, which refer to the fiscal year ended December 30 and December 29, respectively.

Number of Stores	Net Revenue	Gross Profit
	$MM	$MM

Our History

Matthew O’Hayer and his wife Catherine Stewart founded Vital Farms in 2007 on a 27-acre plot of land in Austin, Texas. Armed with a small flock of hens, they maintained a strong belief that a varied diet and better animal welfare practices would lead to superior eggs. Our first sales came from farmers markets and restaurants around Austin and, less than a year later, our eggs were discovered by Whole Foods Market Inc., or Whole Foods. Matt and Catherine saw the opportunity to do something more than sell eggs to a few stores. They chose to build a sustainable company that aligned with the family farming community and was able to profitably deliver quality products to a devoted consumer base. As our business has continued to grow, our model remains rooted in trust and mutual accountability with our farmers, who are and will remain core to our business.

In 2014, our current president and chief executive officer, Russell Diez-Canseco, joined Vital Farms and led the development of our large and scalable network of family farms. In 2015, recognizing the opportunity to elevate our production process and bolster long-term growth and profitability, we began the design process for Egg Central Station, which opened in 2017 in Springfield, Missouri. We meticulously designed Egg Central Station in service of all of our stakeholders by improving on the best practices we observed across numerous world-class facilities. Today, Egg Central Station is capable of packing three million eggs per day and has achieved SQF Level 3 certification, the highest level of such certification from the GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies, globally to have received the SQFI Select Site certification.

Demand for our high-quality products has enabled us to expand our brand beyond the natural channel and into the mainstream channel through relationships with Albertsons Companies, Inc., or Albertsons, The Kroger Co., or Kroger, Publix Super Markets, Inc., or Publix, Target Corporation, or Target, Walmart Inc., or Walmart, and numerous other national and regional food retailers. As of November 2019, our ethically produced pasture-raised products are sold in approximately 13,000 stores nationwide. Over the course of our journey, our founder, Matthew O’Hayer, has continued to inform our strategic vision and remains intimately involved with the business as our executive chairman, going so far as to personally read and ensure a written response to each email and letter we receive from our loyal consumers.

Our Mission

Our mission is to bring ethically produced food to the table. We do this by partnering with family farms that operate within our strictly defined set of ethical food production practices. We are motivated by the influence we have on rural communities through creating impactful, long-term business opportunities for small family farmers. Moreover, we are driven to stand up for sustainable production practices that have been largely cast aside under the factory farming system. In our view, this system has been consistently misguided, focused on producing products at lowest cost rather than driving long-term and sustainable benefits for all stakeholders.

Since inception, our values have been rooted in the principles of Conscious Capitalism. We believe managing our business in the best interest of all of our stakeholders will result in a more successful and sustainable enterprise. A key premise of our business model is our consumer-centric approach, which focuses on identifying consumer needs and developing products that address these needs. While remaining committed to ethical decision-making, we have achieved strong financial performance and earned the Certified B Corporation designation, reflecting our role as a contributor to the global cultural shift toward redefining success in business in order to build a more inclusive and sustainable economy. We believe our consumers connect with Vital Farms because they love our products, relate to our values and trust our practices.

Industry Overview

We operate in the large and growing U.S. natural food and beverage industry that, according to SPINS, LLC data, generated total retail sales of approximately $45.0 billion in 2018 accounting for approximately 10% of total food and beverage sales and grew at an 8% CAGR between 2016 and 2018, outpacing total food and beverage growth of 1% over the same period. Consumer awareness of the negative health, environmental and agricultural impacts of processed food and factory farming standards has resulted in increased consumer demand for ethically produced food. We believe this trend has had a meaningful impact on the growth of the natural food industry, which is increasingly penetrating the broader U.S. food market as mainstream retailers respond to consumer demand. We believe increased demand for natural food and a willingness to pay a premium for brands focused on transparency, sustainability and ethical values will continue to be a catalyst for our growth.

According to SPINS, LLC data, the U.S. shell egg market in 2018 accounted for $6 billion in retail sales and has grown at a CAGR of 6.4% between 2016 and 2018. Our relatively low household penetration of 2%, compared to the shell egg category penetration of 95%, provides a significant long-term growth opportunity for our business. Additionally, we estimate that the U.S. processed egg market in 2018 accounted for $3 billion in retail sales. According to SPINS, LLC data, the U.S. butter market in 2018 accounted for $3 billion in retail sales and has grown at a CAGR of 3.4% between 2016 and 2018. We believe the strength of our platform, coupled with significant investments in our crew members and infrastructure, position us to continue to deliver industry-leading growth across new and existing categories.

Our Strengths

Trusted Brand Aligned with Consumer Demands

We believe consumers have grown to trust our brand because of our adherence to our values and a high level of transparency. We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethical, great-tasting and nutritious foods. Growing public awareness of major issues connected to animal farming, including human health, climate change and resource conservation, is closely aligned with our ethical mission. We believe consumers are increasingly focused on the source of their food and are willing to pay a premium for brands that deliver transparency, sustainability and integrity. As a company focused on driving the success of our stakeholders, our brand resonates with consumers who seek to align themselves with companies that share their values. Through our Vital Times newsletter and social media presence, we cultivate and support our relationship with consumers by communicating our values, building trust and promoting brand loyalty. For example, a survey we conducted in November 2019 found that 31% of our consumers surveyed insist on purchasing our egg brand and would not purchase another in its place.

Strategic and Valuable Brand for Retailers

Our historical performance has demonstrated that we are a strategic and valuable partner to retailers. We have innovated and grown into adjacent food categories while reaching a broad set of consumers through a variety of retail partners, including Albertsons, Kroger, Publix, Target and Walmart. As of November 2019, we are the number one or two egg brand by retail dollar sales for branded eggs with key customers such as Kroger, Sprouts Farmers Market, or Sprouts, Target and Whole Foods. We believe the success of our brand demonstrates that consumers are demanding premium products that meet a higher ethical standard. We have expanded into the mainstream channel while still continuing to command premium prices for our ethically produced products, which sell for as much as three times the price of commodity eggs. We believe that our products are more attractive to retail customers because they help generate growth, deliver strong gross profits and drive strong velocities, as represented by the natural channel velocities depicted below.

Vital Farms Natural Channel Velocity versus All Other Competitors (1)

Refrigerated Eggs (2)	Refrigerated Butter (3)

Source: Refrigerated Eggs & Refrigerated Butter - SPINS, LLC, Natural Channel, 52 Weeks Ending November 3, 2019

(1)	Channel Velocity ($ / Store / Item / Week) is defined as weekly sales per store per item of products sold in retailers included in the Natural Channel.
(2)	Refrigerated egg competitors represent shell eggs in the Natural Channel.
(3)	Refrigerated butter competitors represent butter brands in the Natural Channel, excluding clotted cream and clarified butter.

Supply Chain Rooted in Commitment to Our Stakeholders

Our ongoing commitment to the social and economic interests of our stakeholders guides our supply chain decisions. We carefully select and partner with family farms in the Pasture Belt, the U.S. region where pasture-raised eggs can be produced year-round. We establish supply contracts that we believe are attractive for all parties, demonstrate our commitment to our network of small family farms through educational programs that transfer critical best practice knowledge and pay farmers competitive prices for high-quality pasture-raised eggs. We believe our commitment to farmers facilitates more sustainable farm operations and significantly reduces turnover. Our network of small family farms gives us a strategic advantage through a scaled and sustainable supply chain and allows us to go to market with the highest quality pasture-raised premium products.

Map of the Pasture Belt

Experienced and Passionate Team

We have an experienced and passionate executive management team that we refer to as the “C-crew,” which has approximately 60 years of combined industry experience and includes our president and chief executive officer, Russell Diez-Canseco, a seasoned food industry expert with over 16 years of relevant experience, including at H-E-B, a privately held supermarket chain. Our C-crew works in partnership with Matthew O’Hayer, our founder and executive chairman, who continues to inform our strategic vision with the entrepreneurial perspective gained through over 40 years of building businesses. We also have a deep bench of talent with strong business and operational experience, and crew members at all levels of our organization are passionate about addressing the needs of our stakeholders. We have leveraged the experience and passion of our C-crew, our founder and executive chairman and our other crew members to grow net revenue over 390% since the beginning of 2014, to enter our second major food category, butter, and to build our first shell egg processing facility, Egg Central Station.

Our Growth Strategies

We believe our investments in our brand, our stakeholders and our infrastructure position us to continue delivering industry-leading growth that outpaces both the natural food industry and the overall food industry.

Expand Household Penetration through Greater Consumer Awareness

Critical to the success of our mission is our ability to share the Vital Farms story with a broader audience. By educating consumers about our brand, our values and the premium quality of our products, we intend to increase our household penetration. Our relatively low household penetration of 2% for our pasture-raised shell eggs, compared to the shell egg category penetration of 95%, shows that expanding the national presence of our brand offers a significant runway for future growth.

We are well positioned to increase household penetration of our products given their alignment with consumer trends and approachability with consumers. We intend to increase the number of consumers who buy our products by using digitally integrated media campaigns, social media tools and other owned media channels. We believe these efforts will educate consumers on our ethical values and the attractive attributes of our pasture-raised products, generate further demand for our products and ultimately expand our consumer base.

Grow Within the Retail Channel

By leveraging greater consumer awareness and demand for our brand, we believe there is significant opportunity to grow volume with existing retail customers. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in the categories in which we compete. By capturing greater shelf space, driving higher product velocities and increasing our SKU count, we believe there is meaningful runway for further growth with existing retail customers. Beyond our existing retail footprint, we believe there is significant opportunity to gain incremental stores from existing retail customers as well as to add new retail customers. We also believe there are significant further long-term opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets.

Expand Footprint across Foodservice

We believe there is significant demand for our products in the foodservice channel. We see significant opportunity for medium- to long-term growth in this channel through sales to foodservice operators supported by joint marketing and advertising. Our brand has a differentiated value proposition with consumers, and we believe consumers are increasingly demanding ethically produced ingredients when they eat outside of the home. We believe that more consumers will look for our products on menus, particularly with foodservice partners whose values are aligned with our own and that on-menu branding of our products as ingredients in popular meals and menu items will drive traffic and purchases in the foodservice channel. An example of our recent foodservice growth initiative is our relationship with Tacodeli, which sells breakfast tacos made exclusively with our pasture-raised shell eggs across 11 restaurant locations and more than 100 points of distribution, such as coffee shops and farmers market stands, across Texas. We believe branded foodservice offerings will further drive consumer awareness of our brand and purchase rates of our products in the retail channel.

Extend Our Product Offering through Innovation

The successes of our core products have confirmed our belief that there is significant demand for pasture-raised and ethically produced food products. We expect to continue to extend our product offerings through innovation in both new and existing categories. As shown below, our current offerings span five product categories. In 2018, we launched the only pasture-raised hard-boiled eggs in the U.S. market, and in 2019, we launched both ghee and liquid whole eggs, the latter of which are the only pasture-raised liquid whole eggs in the U.S. market.

The success of our product portfolio and our proprietary consumer surveys confirm our belief that there is significant demand for our brand across a wide spectrum of food categories. Within this broader market, we believe the U.S. refrigerated value-added dairy category represents a total addressable market of $33.6 billion and is the closest adjacency and best near-term opportunity for our brand. We have several products in our innovation pipeline that we believe will be successful in these adjacent markets.

Risk Factors Summary

Investing in our Class A common stock involves substantial risks. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:

•

Our recent, rapid growth may not be indicative of our future growth, and if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

•	We are dependent on the market for shell eggs.

•	Sales of pasture-raised shell eggs contribute the vast majority of our revenue, and a reduction in these sales would have an adverse effect on our financial condition.

•	We have incurred net losses in the past and we may not be able to maintain or increase our profitability in the future.

•	Fluctuations in commodity prices and in the availability of feed grains could negatively impact our results of operations and financial condition.

•

If we fail to effectively expand our processing, manufacturing and production capacity as we continue to grow and scale our business, our business and operating results and our brand reputation could be harmed.

•

We are currently expanding Egg Central Station, and we may not successfully complete construction of or commence operations in this expansion, or the expanded facility may not operate in accordance with our expectations.

•	If we fail to effectively maintain or expand our network of small family farms, our business, operating results and brand reputation could be harmed.

•

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of pasture-raised eggs and milk and other raw materials that meet our standards.

•

We currently have a limited number of co-manufacturers. Loss of one or more of our co-manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

•

We could be adversely affected by a change in consumer preferences, perception and spending habits in the natural food industry and on animal-based products, in particular, and failure to develop or enrich our product offering or gain market acceptance of our new products could have a negative effect on our business.

•

We use a limited number of distributors for the substantial majority of our sales, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected.

•

We are dependent on hatcheries and pullet farms to supply our network of family farms with laying hens. Any disruption in that supply chain could materially and adversely affect our business, financial condition or results of operations.

•	We source our shell egg cartons from a sole source supplier and any disruptions may impact our ability to sell our eggs.

•

Because we rely on a limited number of third-party vendors to manufacture and store our products, we may not be able to maintain manufacturing and storage capacity at the times and with the capacities necessary to produce and store our products or meet the demand for our products.

•

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

•	Failure to introduce new products may adversely affect our ability to continue to grow.

•	All of our pasture-raised shell eggs are processed at Egg Central Station in Springfield, Missouri. Any damage or disruption at this facility may harm our business.

•	Demand for shell eggs is subject to seasonal fluctuations and can adversely impact our results of operations in certain quarters.

•

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

•	Our operations are subject to FDA and USDA federal regulation, and there is no assurance that we will be in compliance with all regulations.

•	As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Our Corporate Information

We were founded in 2007, originally incorporated in Texas in July 2009 and reincorporated in Delaware in June 2013, and we became a public benefit corporation in Delaware in October 2017. Our principal executive offices are located at 3601 South Congress Avenue, Suite C100, Austin, Texas 78704, and our telephone number is (877) 455-3063. Our website address is www.vitalfarms.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our Class A common stock.

Certified B Corporation

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, in December 2015, we were designated as a “Certified B Corporation.” In order to be designated as a Certified B Corporation, companies are required to take a comprehensive and objective assessment of their positive impact on society and the environment. See the sections titled “Business—Certified B Corporation” and “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation” for additional information.

Public Benefit Corporation Status

In connection with our Certified B Corporation status and as a demonstration of our long-term commitment to our mission to bring ethically produced food to the table by coordinating a collection of family farms to operate with a well-defined set of organic agricultural practices that include the humane treatment of farm animals as a central tenet, we elected in October 2017 to be treated as a public benefit corporation under Delaware law. As provided in our certificate of incorporation, the public benefits that we promote, and pursuant to which we manage our company, are: (i) bringing ethically produced food to the table; (ii) bringing joy to our customers through products and services; (iii) allowing crew members to thrive in an empowering, fun environment; (iv) fostering lasting partnerships with our farms and suppliers; (v) forging an enduring profitable business; and (vi) being stewards of our animals, land, air and water, and being supportive of our community. Being a public benefit corporation underscores our commitment to our purpose and our stakeholders, including farmers and suppliers, consumers and customers, communities and the environment, crew members and stockholders. See the section titled “Business—Public Benefit Corporation” and “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status” for additional information.

Our Fiscal Year

We report on a 52-53-week fiscal year, ending on the last Sunday in December, effective beginning with the first quarter of 2018. In a 52-53-week fiscal year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. Our first 53-week fiscal year will be fiscal 2023, which we expect to begin on December 26, 2022 and end on December 31, 2023. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional details related to our fiscal calendar.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the

Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares from us and the selling stockholders is exercised in full)

Class B common stock to be outstanding after this offering	Shares ( shares if the option to purchase additional shares from the selling stockholders is exercised in full)

Total Class A common stock and Class B common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares from us and the selling stockholders is exercised in full)

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our Class A common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

See the section titled “Use of Proceeds” for additional information.

Voting rights	Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock will be entitled to one vote per share and Class B common stock will be entitled to votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Selling stockholders; concentration of ownership	and are selling an aggregate of shares of Class A common stock in this offering and have granted the underwriters an option to purchase an additional shares of Class A common stock. Following this offering, the holders of our outstanding Class B common stock will hold approximately % of our outstanding capital stock and control approximately % of the voting power of our outstanding capital stock, and our executive officers, directors and stockholders holding more than 5% of our outstanding capital stock, together with their affiliates, will hold, in the aggregate, approximately % of our outstanding capital stock and control approximately % of the voting power of our outstanding capital stock. See the section titled “Principal and Selling Stockholders” for additional information.

Risk factors	You should carefully read the section titled “Risk Factors” beginning on page 18 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our Class A common stock.

Proposed trading symbol	“VITL”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock outstanding and 13,873,120 shares of Class B common stock outstanding as of December 29, 2019, and excludes:

•

2,200,432 shares of Class B common stock issuable on the exercise of outstanding stock options as of December 29, 2019 under our 2013 Incentive Plan, or 2013 Plan, with a weighted-average exercise price of $9.19 per share;

•	shares of Class B common stock issuable upon the exercise of outstanding stock options issued after December 29, 2019 pursuant to our 2013 Plan with a weighted-average exercise price of $ per share;

•	80,000 shares of Class B common stock issuable upon the exercise of a common stock warrant that, if not exercised, will expire upon the earlier of June 12, 2020 or the completion of this offering;

•

                 shares of Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan, or 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock awards granted under our 2013 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

                 shares of Class A common stock reserved for issuance under our 2020 Employee Stock Purchase Plan, or ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance thereunder.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	a -for-one stock split of our common stock to be effected prior to the completion of this offering;

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of our outstanding common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of                  shares of Class B common stock, which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders in this offering; and

•	no exercise of the outstanding stock options described above.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019 and the summary consolidated balance sheet data as of December 29, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$74,000	$106,713		$140,733
Cost of goods sold	55,612	71,894		97,856

Gross profit	18,388	34,819		42,877
Operating expenses:
Sales and marketing(1)	2,865	9,575		16,083
General and administrative(1)	11,396	9,862		13,443
Shipping and distribution	5,724	8,615		10,001

Total operating expenses	19,985	28,052		39,527

(Loss) income from operations	(1,597)	6,767		3,350

Other (expense) income, net
Interest expense, net	(524)	(415)		(349)
Other income	9	—		1,417

Total other (expense) income, net	(515)	(415)		1,068

Net (loss) income before income taxes	(2,112)	6,352		4,418
Provision for income taxes	33	723		1,106

Net (loss) income	(2,145)	5,629		3,312
Less: Net (loss) income attributable to noncontrolling interests	(225)	$(168)		$927

Net (loss) attributable to Vital Farms, Inc. common stockholders	$(1,920)	$5,797		$2,385

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	$(0.18)	$0.55		$0.23

Diluted	$(0.18)	$0.40		$0.16

Weighted-average shares used to compute net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	10,486,127	10,491,737		10,527,332

Diluted	10,486,127	14,332,767		14,663,030

Pro forma net income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic			$

Diluted			$

Weighted-average shares used to compute pro forma net income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic

Diluted

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands)
Sales and marketing	$70	$35	$61
General and administrative	425	565	968

Total stock-based compensation expense	$495	$600	$1,029

(2)

See Note 17 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 29, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,274	$	$
Working capital(4)	9,653
Total assets	61,948
Long-term debt, net of issuance costs, including current portion	5,056
Contingent consideration, including current portion	652
Total liabilities	30,099
Convertible preferred stock	23,036
Total stockholders’ equity	8,638

(1)

The pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, (b) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of                      shares of Class B common stock and (c) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ equity by $            million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ equity by $            million, assuming the assumed initial public offering price of $            per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measure—Adjusted EBITDA

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands)
Non-GAAP Financial Measure:
Adjusted EBITDA(1)(2)	$(163)	$7,896	$6,406

(1)

We calculate Adjusted EBITDA as net (loss) income, adjusted to exclude: (1) depreciation and amortization; (2) provision for income taxes; (3) stock-based compensation expense; (4) interest expense; (5) change in fair value of contingent consideration; (6) interest income; and (7) net litigation settlement gain.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with generally accepted accounting principles in the United States, or GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include that (i) it does not properly reflect capital commitments to be paid in the future, (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (iii) it does not consider the impact of stock-based compensation expense, (iv) it does not reflect other non-operating expenses, including interest expense, (v) it does not consider the impact of any contingent consideration liability valuation adjustments and (vi) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net income and other results stated in accordance with GAAP.

(2)	The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for each of the periods presented:

	Fiscal Year Ended
	December 30, 2017	December 30, 2018	December 29, 2019
	(in thousands)
Net (loss) income	$(2,145)	$5,629	$3,312
Depreciation and amortization	821	1,437	1,921
Provision for income taxes	33	723	1,106
Stock-based compensation expense	495	600	1,029
Interest expense	524	424	349
Change in fair value of contingent consideration(a)	118	92	70
Interest income	(9)	(9)	(181)
Net litigation settlement gain(b)	—	(1,000)	(1,200)

Adjusted EBITDA	(163)	$7,896	$6,406

(a)	Amount reflects the change in fair value of a contingent consideration liability in connection with our 2014 acquisition of certain assets of Heartland Eggs, LLC.
(b)

For the fiscal year ended December 30, 2018, amount reflects a gain in connection with a lawsuit settlement in which we were the plaintiff. For the fiscal year December 29, 2019, amount reflects a gain in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, results of operations and financial condition could be adversely affected. In this case, the trading price of our Class A common stock would likely decline and you might lose part or all your investment.

Risks Related to Our Business, Our Brand, Our Products and Our Industry

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

We have grown rapidly since inception and anticipate further growth. For example, our net revenue increased from $74.0 million in fiscal 2017 to $106.7 million in fiscal 2018 to $140.7 million in fiscal 2019. The number of our full-time crew members increased from 152 at December 31, 2017 to 169 at December 29, 2019. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business depends on a number of factors, including our ability to:

•	increase awareness of our brand and successfully compete with other companies;

•	price our products effectively so that we are able to attract new customers and consumers and expand sales to our existing customers and consumers;

•	expand distribution to new points of sales with new and existing customers;

•	continue to innovate and introduce new products;

•	expand our supplier, co-manufacturing, co-packing, cold storage, processing and distribution capacities; and

•	maintain quality control over our product offerings.

Such growth and expansion of our business will place significant demands on our management and operations teams and require significant additional resources, financial and otherwise, to meet our needs, which may not be available in a cost-effective manner, or at all. We expect to continue to expend substantial resources on:

•	our current and future processing facilities;

•	our sales and marketing efforts to increase brand awareness, engage our existing and prospective customers, and drive sales of our products;

•	product innovation and development; and

•	general administration, including increased finance, legal and accounting expenses associated with being a public company.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

We have incurred net losses in the past and we may not be able to maintain or increase our profitability in the future.

For the years ended December 30, 2018 and December 29, 2019, we generated net income of $5.6 million and $3.3 million, respectively. However, we have experienced net losses in prior years, including a net loss of $2.1 million in fiscal 2017. Our ability to maintain or increase our profitability is subject to various factors, many of which are beyond our control. As we expand our operations, we anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to increase our household penetration, customer base, supplier network, marketing channels and product portfolio, expand and enhance our processing, manufacturing and distribution facilities as needed, and hire additional crew members. Our expansion efforts may prove more expensive than we anticipate (including as a result of increases in equipment prices, which may be due to actual or threatened disruptions in our equipment supply chain relating to public health pandemics, such as COVID-19, trade wars or other factors), and we may not succeed in increasing our net revenue and margins sufficiently to offset the anticipated higher expenses. We have incurred significant expenses in connection with investing in our egg processing facility, our co-manufacturing and co-packing relationships, and obtaining and storing raw materials, and we will continue to incur significant expenses in developing our innovative products and marketing the products we offer. In addition, many of our expenses, including the costs associated with our existing and any future processing and manufacturing facilities, are fixed. After this offering, we also expect to incur significant additional legal, accounting and other expenses as a public company that we did not incur as a private company. If we fail to continue to grow our revenue at a greater rate than our costs and expenses, we may be unable to maintain or increase our profitability and may incur losses in the future.

We are dependent on the market for shell eggs.

We contract with family farms to purchase all of their egg production for the duration of our contracts. We are contractually obligated to purchase these eggs irrespective of our ability to sell such eggs. Periodically in our industry, including recently, there has been an oversupply of eggs, which has caused egg prices to contract, sometimes substantially so, and as a result we have sold or donated our excess supply at reduced prices or no cost. If we are unable to sell such eggs upon commercially reasonable terms or at all, our gross margins, business, financial condition and operating results may be adversely affected.

We also sell pasture-raised shell eggs to consumers at a premium price point, and when prices for commodity shell eggs fall relative to the price of our pasture-raised shell eggs, price-sensitive consumers may choose to purchase commodity shell eggs offered by our competitors at a greater velocity than, or instead of, our pasture-raised eggs. As a result, low commodity shell egg prices may adversely affect our business, financial condition and results of operations.

We also sell a small percentage of our shell eggs to wholesalers and egg breaking plants at commodity shell egg prices, which fluctuate widely and are outside our control. Small increases in production, or small decreases in demand, can have a large adverse effect on the prices at which these eggs are sold.

Sales of pasture-raised shell eggs contribute the vast majority of our net revenue, and a reduction in these sales would have an adverse effect on our financial condition.

Pasture-raised shell eggs accounted for approximately 94% of our net revenue in fiscal 2017, 89% of our net revenue in fiscal 2018 and 90% of our net revenue in fiscal 2019. Pasture-raised shell eggs are our flagship product and have been the focal point of our sales and marketing efforts, and we believe that sales of pasture-raised shell eggs will continue to constitute a significant portion of our net revenue, net income and cash flow for the foreseeable future. We cannot be certain that we will be able to continue to expand sales, processing and distribution of pasture-raised shell eggs, or that consumer and customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our pasture-raised shell eggs could have an adverse effect on our business, financial condition and results of operations.

Fluctuations in commodity prices and in the availability of feed grains could negatively impact our results of operations and financial condition.

The price we pay to purchase shell eggs from farmers fluctuates based on pallet weight, and under our buy-sell contracts, which account for 98% of the laying hens in our network of family farms as of December 29, 2019, the price we pay is also indexed quarterly in arrears for changes in feed cost, which may cause our agreed-upon pricing under these contracts to fluctuate on a quarterly basis. Additionally, for our integrator contracts, which account for the remaining 2% of laying hens in our network, we are directly responsible for purchasing and providing feed supply to the farmer. Therefore, our results of operations and financial condition, including our gross margin and profitability, fluctuate based on the cost and supply of commodities, including corn, soybean meal and other feed ingredients. Although feed ingredients are available from a number of sources, we have little, if any, control over the prices of these ingredients, which are affected by weather, speculators, export restrictions, various supply and demand factors, transportation and storage costs, and agricultural and energy policies in the U.S. and internationally. For example, the severe drought in the summer of 2012 and resulting damage to corn and soybean crops resulted in high and volatile feed costs. We may not be able to increase our product prices enough or in a timely manner to sufficiently offset increased commodity costs due to consumer price sensitivity, or the pricing postures of our competitors and, in many cases, our retailers may not accept a price increase or may require price increases to occur after a specified period of time elapses. In addition, if we increase prices to offset higher costs, we could experience lower demand for our products and lower sales volumes. Over time, if we are unable to price our products to cover increased costs, unable to offset operating cost increases with continuous improvement savings or unsuccessful in any commodity-hedging program, then commodity price volatility or increases could adversely affect our business, financial condition and results of operations.

If we fail to effectively expand our processing, manufacturing and production capacity as we continue to grow and scale our business, our business and operating results and our brand reputation could be harmed.

While our current supply, processing and manufacturing capabilities are sufficient to meet our present business needs, we may in the future need to expand these capabilities as we continue to grow and scale our business. For example, we are in the process of expanding Egg Central Station, our shell egg processing facility, to increase our capacity for the distribution of pasture-raised shell eggs. However, there is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. We must accurately forecast demand for our products in order to ensure we have adequate available processing and manufacturing capacity. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Our brand and our business could be harmed if we are unable to fulfill orders in a timely manner or at all. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

On the other hand, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our processing and manufacturing capabilities with demand, our business, financial condition and results of operations could be adversely affected.

We are currently expanding Egg Central Station, and we may not successfully complete construction of or commence operations in this expansion, or the expanded facility may not operate in accordance with our expectations.

In January 2019, we commenced design of an expansion of Egg Central Station, our shell egg processing facility, in order to address our rapid growth and increase our shell egg processing capacity. Constructing and opening this facility has required, and will continue to require, significant capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. In addition, we will need to hire and retain more skilled crew members to operate the expanded facility. Even if our expansion is brought up to full processing capacity, it may not provide us with all of the operational and financial benefits we expect to receive.

If we fail to effectively maintain or expand our network of small family farms, our business, operating results and brand reputation could be harmed.

We source our pasture-raised eggs and milk for our products from our network of small family farms, which is the foundation of our supply chain. If we are unable to maintain and expand this supply chain because of actions taken by farmers or other events outside of our control, we may be unable to timely supply distributors and customers with our products, which could lead to cancellation of purchase orders, damage to our commercial relationships and impairment of our brand. For example, we require these farmers to build and equip their farms to certain specifications, which requires a significant upfront capital investment, and any inability of farmers to obtain adequate financing on acceptable terms would impair their ability to partner with us. If our relationship with these farmers is disrupted, we may not be able to fully recover our investments in birds and feed, which would negatively impact our operating results. There are a number of factors that could impair our relationship with farmers, many of which are outside of our control. For example, while we strive to operate our business in a manner that drives long-term and sustainable benefits for our stakeholders, including farmers, we may make strategic decisions that the farmers do not believe align with their interests or values, which could cause the farmers to terminate their relationships with us. Additionally, our network of small family farms is in a geographic region we refer to as the Pasture Belt, which is located primarily in the Midwest, and the occurrence of a natural disaster in this region could have a significant negative impact on us, the farmers and our supply chain. Any failure to maintain or expand our network of small family farms would adversely affect our business, financial condition and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of pasture-raised eggs and milk and other raw materials that meet our standards.

Our ability to ensure a continuing supply of pasture-raised eggs and milk and other raw materials for our products at competitive prices depends on many factors beyond our control. In particular, we rely on the farms that supply us with pasture-raised eggs and milk to implement controls and procedures to manage the risk of exposing animals to harmful diseases, but outbreaks may occur despite their efforts. An outbreak of disease could result in increased government restriction on the sale and distribution of our products, and negative publicity could impact customer and consumer perception of our products, even if an outbreak does not directly impact the animals from which we source our products. Additionally, the animals from which our products are sourced, and the pastures on which they are raised, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence. Disease, adverse weather conditions and natural disasters can adversely impact pasture quantity and quality, leading to reduced egg and milk yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials.

We also compete with other food companies in the procurement of pasture-raised eggs and milk, and this competition may increase in the future if consumer demand increases for these items or products containing them or if competitors increasingly offer products in these market sectors. If supplies of pasture-raised eggs and milk that meet our quality standards are reduced or are in greater demand, we may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.

Our supply may also be affected by the number and size of farms that raise chickens and cows on pasture, changes in U.S. and global economic conditions, and our ability to forecast our raw materials requirements. For example, the farms must meet our standards and in order to meet these standards, we require them to invest in infrastructure at the outset of our relationship. The typical upfront investment for each of the farms is significant and many of the farmers seek financing assistance from local and regional banks as well as federal government loans from the USDA Farm Service Agency. Changes in U.S. and global economic conditions or any U.S. government shutdown (including in connection with COVID-19) could significantly decrease loans available to farmers. Many of these farmers also have alternative income opportunities and the relative financial performance of raising chickens and cows on pasture as compared to other potentially more profitable opportunities could affect their interest in working with us. Any of these factors could impact our ability to supply our products to distributors and customers and may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

Following the outbreak of a novel strain of coronavirus, referred as COVID-19, that the World Health Organization has declared a pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our supply chain as well as the demand for our products. Uncertainties regarding the economic impact of COVID-19 are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

The impact of COVID-19 on any of our suppliers, co-manufacturers, distributors or transportation or logistics providers may negatively affect the price and availability of our raw materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time, our ability to meet the demands of our customers may be materially impacted. Additionally, we operate a shell egg processing facility in Springfield, Missouri. If we are forced to scale back hours of operation or close this facility in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected.

Further, COVID-19 may impact customer and consumer demand. Governmental restrictions on people’s movement, public gatherings and businesses are likely to result in fewer people eating out and greater numbers of restaurant closures, both of which would negatively affect our foodservice business. Retail and grocery stores may be similarly impacted, particularly if governments continue to implement regional business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. There may also be significant reductions or volatility in consumer demand for our products due to travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase our products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, or pantry-loading activity, any of which may increase the difficulty of planning for operations and may negatively impact our results. Additionally, we may be unable to effectively modify our trade promotion and advertising activities to reflect changing consumer viewing and shopping habits due to event cancellations, reduced in-store visits and travel restrictions, among other things.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We currently have a limited number of co-manufacturers. Loss of one or more of our co-manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

A significant amount of our revenue is derived from products manufactured at facilities owned and operated by our co-manufacturers. We currently rely on one co-manufacturer for hard-boiled eggs, one co-manufacturer for butter, one co-manufacturer for ghee and one co-manufacturer for liquid eggs. We do not currently have written manufacturing contracts with these co-manufacturers. Because of the absence of such contracts, any of our co-manufacturers could seek to alter or terminate its relationship with us at any time, leaving us with periods during which we have limited or no ability to manufacture our products.

An interruption in, or the loss of operations at, one or more of our co-manufacturing facilities, which may be caused by work stoppages, regulatory issues or noncompliance, disease outbreaks or pandemics (such as COVID-19), acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of some of our products, which could have an adverse effect on our business, financial condition and results of operations until such time as such interruption is resolved or an alternate source of production is secured, especially in times of low inventory.

We believe there are a limited number of competent, high-quality co-manufacturers in our industry that meet our geographical requirements and our strict quality and control standards, and should we seek to obtain additional or alternative co-manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. Therefore, the loss of one or more co-manufacturers, any disruption or delay at a co-manufacturer or any failure to identify and engage co-manufacturers for new products and product extensions could delay, postpone or reduce production of our products, which could have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected by a change in consumer preferences, perception and spending habits in the natural food industry and on animal-based products, in particular, and failure to develop or enrich our product offering or gain market acceptance of our new products could have a negative effect on our business.

We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethically produced, great-tasting and nutritious foods. The market in which we operate is subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the U.S. natural food industry market in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. Media coverage regarding the safety or quality of, or diet or health issues relating to, our products or the raw materials, ingredients or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur as a result of change in consumer preference, perception and spending habits, including an unwillingness to pay a premium, at any time. For example, we and many of our customers face pressure from animal rights groups to require all companies that supply food products to operate their business in a manner that treats animals in conformity with certain standards developed or approved by these animal rights groups. If consumer preferences shift away from animal-based products for these reasons, because of a preference for plant-based products or otherwise, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition or results of operations could be materially and adversely affected.

We use a limited number of distributors for the substantial majority of our sales, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected.

To distribute our products, we use a broker-distributor-retailer network whereby brokers represent our products to distributors and retailers who in turn sell our products to consumers. We serve the majority of natural channel customers through food distributors, such as United Natural Foods, Inc., or UNFI, and KeHE Distributors, LLC, or KeHE, which purchase, store, sell and deliver our products to retailers, including Whole Foods and Sprouts. In fiscal years 2017, 2018 and 2019, UNFI accounted for approximately 36%, 36% and 35% of our net revenue, respectively, and KeHE accounted for approximately 9%, 10% and 11% of our net revenue, respectively. Since these distributors act as intermediaries between us and the retail grocers or foodservice providers, we do not have short-term or long-term commitments or minimum purchase volumes in our contracts with them that ensure future sales of our products. These distributors are able to decide on the products carried, and they may limit the products available for retailers, such as Whole Foods and Sprouts, to purchase. We expect that most of our sales will be made through a core number of distributors for the foreseeable future. If we lose one or more of our significant distributors and cannot replace the distributor in a timely manner or at all, our business, financial condition and results of operations could be adversely affected.

We are dependent on hatcheries and pullet farms to supply our network of family farms with laying hens. Any disruption in that supply chain could materially and adversely affect our business, financial condition or results of operations.

Under the terms of our contracts with our network of family farms, while we do not own laying hens, we are generally responsible for coordinating the acquisition and delivery of laying hens to the farmers. In order to meet these obligations, we place orders for chicks directly with hatcheries intended to supply a future year’s production of eggs at least a year in advance. Once the chicks are hatched, they are delivered to a network of pullet farms, who rear the chicks to approximately 16 to 18 weeks of age, at which time they begin laying eggs. The hens are then delivered directly from the pullet farms to our network of family farms, which then place the hens into egg production.

Because it would be inefficient to contract directly with pullet farms to rear the quantity of chicks that we require, we currently work with a sole source supplier that contracts with a network of independent pullet farms. We do not have a long-term supply contract with this third party, and if this supplier were to cease doing business with us for any reason, we may have a difficult time finding and contracting with alternate pullet farms in sufficient scale to meet our needs, if at all. Additionally, any disruption in these supply services for any reason, including bird disease, natural disaster, fire, power interruption, work stoppage or other calamity, could have a material adverse effect on our business, financial condition and results of operations if we cannot replace these providers in a timely manner on acceptable terms or at all.

Consolidation of retail customers or the loss of a significant retail customer could negatively impact our sales and profitability.

Our retail customers include natural channel and mainstream channel stores, which have been undergoing a consolidation in recent years. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business. In fiscal years 2017, 2018 and 2019, Kroger accounted for approximately 15%, 17% and 14% of our net revenue, respectively. With certain of our retail customers, like

Whole Foods and Sprouts, we sell our products through distributors. We are not able to precisely attribute our net revenue to a specific retailer for products sold through distributors. We rely on third-party data to calculate the portion of retail sales attributable to retailers, but this data is inherently imprecise because it is based on gross sales generated by our products sold at retailers, without accounting for price concessions, promotional activities or chargebacks, and because it measures retail sales for only the portion of our retailers serviced through distributors. Based on this third-party data and internal analysis, Whole Foods accounted for approximately 41%, 37% and 34% of our retail sales in fiscal years 2017, 2018 and 2019, respectively, and Sprouts accounted for approximately 8%, 10% and 9% of our retail sales in fiscal years 2017, 2018 and 2019, respectively. The loss of Kroger, Whole Foods, Sprouts or any other large retail customer, the reduction of purchasing levels or the cancellation of any business from Kroger, Whole Foods, Sprouts or any other large retail customer for an extended length of time could negatively impact our sales and profitability.

A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channel segments, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant retailers.

Failure by our transportation providers to pick up raw materials or deliver our products on time, in compliance with applicable governmental regulations or at all, could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our raw material transportation and product shipments. Our utilization of pickup and delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, chronic driver shortages, employee strikes or unavailability (including due to COVID-19), inclement weather and noncompliance by our third-party transportation providers with applicable regulatory requirements, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may change shipping companies, and we could face logistical difficulties with any such change that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

We source our shell egg cartons from a sole source supplier and any disruptions may impact our ability to sell our eggs.

We obtain packaging for our shell eggs from a sole-source supplier. We do not have guaranteed supply contracts with our supplier, and our supplier could delay shipments, increase prices or cease manufacturing such our shell egg cartons or selling them to us at any time. A disruption in the supply of our shell egg cartons could delay our production and hinder our ability to meet our commitments to customers. If we are unable to obtain a sufficient quantity of our packaging on commercially reasonable terms or in a timely manner, or if we are unable to obtain alternative sources, sales of our products could be delayed or we may be required to redesign our products. Any of these events could result in lost sales, reduced gross margins or damage to our customer relationships, which would have a material adverse effect on our business, financial condition and results of operations.

Because we rely on a limited number of third-party vendors to manufacture and store our products, we may not be able to maintain manufacturing and storage capacity at the times and with the capacities necessary to produce and store our products or meet the demand for our products.

We rely on a limited number of co-manufacturers and cold storage providers. We currently rely on one co-manufacturer for hard-boiled eggs, one co-manufacturer for butter, one co-manufacturer for ghee and one co-manufacturer for liquid eggs. Our financial performance depends in large part on our ability to obtain adequate co-manufacturing and cold storage facilities services in a timely manner. We are not assured of continued co-manufacturing and cold storage capacities. Certain of our co-manufacturers or our cold storage providers could discontinue or seek to alter their relationship with us. In addition, we are not assured of sufficient capacities of these providers commensurate with increased product demand. Any disruption in the supply of our final products from these providers would have an adverse effect on our business if we cannot replace these providers in a timely manner or at all. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. In connection with the recall, our co-manufacturer elected to permanently close the affected production facility and move all production to a different facility, which did not have sufficient capacity to meet product demand. As a result we were unable to supply customers with hard-boiled eggs for a period of time in the first quarter of fiscal 2020, which led to the loss of certain customer accounts for this product. Our co-manufacturer is currently able to meet our product demand for hard-boiled eggs due to the effects of COVID-19 on the foodservice industry. However, we may experience supply issues once the foodservice industry returns to full capacity, which may lead to additional loss of customers.

We may not be able to compete successfully in our highly competitive market.

We operate in a highly competitive environment across each of our product categories. We have numerous competitors of varying sizes, including producers of private-label products, as well as producers of other branded egg and butter products that compete for trade merchandising support and consumer dollars. Numerous brands and products compete for limited retailer shelf space, including in the refrigerated section, foodservice, and customers and consumers. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

We compete with large egg companies such as Cal-Maine, Inc. and large international food companies such as Ornua (Kerrygold). We also compete directly with local and regional egg companies, as well as private-label specialty egg products processed by other egg companies. Each of these competitors may have substantially greater financial and other resources than us and some of whose products are well accepted in the marketplace today. They may also have lower operational costs, and as a result may be able to offer comparable or substitute products to customers at lower costs. This could put pressure on us to lower our prices, resulting in lower profitability or, in the alternative, cause us to lose market share if we fail to lower prices.

Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources. Conventional food companies may acquire our competitors or launch their own egg and butter products, including ones that may be pasture-raised, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our products so they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Further, competitors with substantially greater operations and resources than us may be less affected by the COVID-19 outbreak than we are. In connection with the outbreak, we have restricted employee travel, cancelled certain events with consumers, customers or partners, and limited access to our headquarters. Although we are monitoring the situation, we cannot predict for how long, or the ultimate extent to which, the outbreak may disrupt our operations as a result of these measures or if we are required to implement other changes, such as closure of our egg processing facility. Any significant disruption resulting from this or similar events on a large scale or over a prolonged period of time could cause significant delays and disruption to our business until we would be able to resume normal business operations or shift to other third-party vendors, negatively affecting our revenue and other financial results. A prolonged disruption of our business could also damage our reputation.

In addition, our ability to compete successfully in our market depends, in large part, on our ability to implement our growth strategy of expanding supply and distribution, improving placement of our products, attracting new consumers to our brand and introducing new products and product extensions. Our ability to implement this growth strategy depends, among other things, on our ability to:

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manage relationships with various suppliers, co-manufacturers, distributors, customers and other third parties, and expend time and effort to integrate new suppliers, co-manufacturers and customers into our fulfillment operations;

•	secure placement in stores for our products;

•	increase our brand recognition;

•	expand and maintain brand loyalty; and

•	develop new product lines and extensions.

We may not be able to implement our growth strategy successfully. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

A U.S. federal government shutdown could have a material adverse impact on our results of operations and financial condition.

The partial shutdown of the U.S. federal government that began in late 2018 and continued into 2019 adversely impacted many of our family farmers’ ability to access capital, as these farmers receive funding through farm loan programs of the USDA Farm Service Agency. The partial shutdown also impacted our ability to receive governmental approvals for products and labeling of new products. Another U.S. federal government shutdown of similar or greater duration could similarly impact our business, which could have a material adverse effect on our results of operations and financial condition.

We have only recently expanded our product offerings beyond pasture-raised eggs, which makes it difficult to forecast our future results of operations.

We have only recently expanded our product offerings beyond pasture-raised eggs. As a result of our limited experience managing multiple product lines, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our products, increasing competition, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed.

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

We believe our consumers rely on us to provide them with high-quality pasture-raised products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results.

Our products may be subject to contamination by foreign materials or disease-producing organisms or pathogens, such as salmonella and E. coli. These organisms and pathogens are found generally in the environment and there is a risk that one or more could be present in our products, either as a result of food processing or as an inherent risk based on the nature of our products. These organisms and pathogens also can be introduced to our products as a result of improper handling at the further-processing, foodservice or consumer level. These risks may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. Shipment of contaminated products, even if inadvertent, could result in a violation of law and lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies, penalties and adverse publicity. In addition, products purchased from other producers, including co-manufacturers, could contain contaminants that we might inadvertently redistribute. If our products become contaminated, or if there is a potential health risk associated with our products, we or our co-manufacturers might decide or need to recall a product. Any product recall could result in a loss of consumer confidence in our products and adversely affect our reputation with existing and potential customers. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to potential listeria contamination at the production facility. In connection with the recall, our co-manufacturer elected to permanently close the affected production facility and move all production to a different facility, and as a result we were unable to supply customers with hard-boiled eggs for a period of time in the first quarter of fiscal 2020, which led to the loss of certain customer accounts for this product. This recall remains open, and we may receive reports or complaints alleging harm associated with consumption of the recalled products, face product liability claims and/or be subject to government enforcement actions associated with this recall.

We also have no control over our products once purchased by consumers. For example, consumers may store our products under conditions and for periods of time inconsistent with USDA, U.S. Food and Drug Administration, or FDA, and other governmental guidelines, which may adversely affect the quality and safety of our products.

If consumers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of consumers in the quality and safety of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our market positioning as a socially conscious purveyor of high-quality, pasture-raised products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our business, financial condition and results of operations could be adversely affected.

All of our pasture-raised shell eggs are processed at Egg Central Station in Springfield, Missouri. Any damage or disruption at this facility may harm our business.

All of our pasture-raised shell egg processing occurs at our facility in Springfield, Missouri. Any shutdown or period of reduced production at Egg Central Station, our shell egg processing facility, which may be caused by regulatory noncompliance or other issues, as well as other factors beyond our control, such as natural disaster, fire, power interruption, work stoppage, disease outbreaks or pandemics (such as COVID-19), equipment failure or delay in raw materials delivery, would significantly disrupt our ability to deliver our products in a timely manner, meet our contractual obligations and operate our business. Further, the processing equipment used for our pasture-raised shell eggs is costly to replace or repair, particularly because certain of our processing equipment is sourced internationally, and our equipment supply chains may be disrupted in connection with pandemics, such as COVID-19, trade wars or other factors. If any material amount of our machinery were damaged, we would be unable to predict when, if at all, we could replace or repair such machinery or find co-manufacturers with suitable alterative machinery, which could adversely affect our business, financial condition and operating results. We have property and business disruption insurance in place for Egg Central Station; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Failure to leverage our brand value propositions to compete against private label products, especially during economic downturn, may adversely affect our profitability.

In many product categories, we compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our products if they believe that our products provide a higher quality and greater value than less expensive alternatives. If the difference in perceived value between our brands and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding COVID-19, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our higher margin products or a shift in our product mix to lower margin offerings. In addition, our foodservice product sales will be reduced if consumers reduce the amount of food that they consume away from home at our foodservice customers, whether as a result of restaurant closures or government-ordered quarantines, travel restrictions or other social distancing directives in connection with the COVID-19 outbreak, or in other times of economic uncertainty.

We must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our programs may or may not be successful.

In order to remain competitive and expand and keep shelf placement for our products, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could impact our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brand’s market position or to introduce new products to the market, and participants in our industry are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation or lead to increased brand awareness. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user’s search and may make other changes to the way results are displayed, or may increase the costs of such advertising, which can negatively affect the placement of our links and, therefore, reduce the number of visits to our website and social media channels or make such marketing cost-prohibitive. In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition and results of operations could be adversely affected.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Vital Farms brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, food safety, quality assurance, marketing and merchandising efforts, our continued focus on animal welfare, the environment and sustainability and our ability to provide a consistent, high-quality consumer and customer experience. Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, customers, suppliers or co-manufacturers, including adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and significantly damage our business.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on the perceived value and quality of our products, consumers’ desire to purchase ethically produced products at a premium, offerings of our competitors, our ability to offer new and relevant products and the effectiveness of our marketing efforts, among other items. For example, because our pasture-raised shell eggs are sold to consumers at a premium price point, when prices for commodity shell eggs fall relative to the price of our pasture-raised shell eggs, we may be unable to entice price-sensitive consumers to try our products. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition and operating results would be adversely affected.

Our sales and profits are dependent upon our ability to expand existing customer relationships and acquire new customers.

Our business depends on our ability to increase our household penetration, to expand the number of products sold through existing retail customers, to grow within the foodservice channel and to strengthen our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers continue to aggressively market their private label products, which could reduce demand for our products. The expansion of our business also depends on our ability to obtain customers in additional distribution channels, such as convenience, drugstore, club, military and international markets. Any growth in distribution channels may also affect our existing customer relationships and present additional challenges, including related to pricing strategies. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. Our failure to obtain new customers, or expand our business with existing customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

We have funded our operations since inception primarily through equity financings and sales of our products. We expect to expend significant resources expanding Egg Central Station. We believe that we will continue to expend substantial resources for the foreseeable future as we expand into additional markets we may choose to pursue. These expenditures are expected to include working capital, costs associated with research and development, manufacturing and supply, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

After giving effect to the anticipated net proceeds from this offering, we expect that our existing cash will be sufficient to fund our planned operating expenses, capital expenditure requirements and debt service payments through at least the next 12 months. However, our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Demand for shell eggs is subject to seasonal fluctuations and can adversely impact our results of operations in certain quarters.

Demand for shell eggs fluctuates in response to seasonal factors. Shell egg demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter, and the lowest during the summer months. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons. If we are not correct in predicting our future shell egg demand, we may experience a supply and demand shell egg imbalance. This imbalance between supply and demand can adversely impact our results of operations at certain times of the year.

Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We and our co-manufacturers purchase and use significant quantities of cardboard, glass, corrugated fiberboard, kraft paper, flexible plastic, flexible film and paperboard to package our products. Costs of packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade. Volatility in the prices of supplies we and our co-manufacturers purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition and results of operations.

Our net revenue and earnings may fluctuate as a result of price concessions, promotional activities and chargebacks.

Retailers may require price concessions that would negatively impact our margins and our profitability. If we are not able to lower our cost structure adequately in response to customer pricing demands, and if we are not able to attract and retain a profitable customer mix and a profitable product mix, our profitability could continue to be adversely affected.

In addition, we periodically offer sales incentives through various programs to customers and consumers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We also periodically provide chargebacks to our customers, which include credits or discounts to customers in the event that products do not conform to customer specifications or expire at a customer’s site. The cost associated with promotions and chargebacks is estimated and recorded as a reduction in net revenue. We anticipate that these price concessions and promotional activities could adversely impact our net revenue and that changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of such promotions, or if we are not correct in estimating chargebacks, our business, financial condition and results of operations would be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our product and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

If we fail to retain and motivate members of our management team or other key crew members, or fail to attract, train and retain additional qualified crew members to support our operations, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as our other key crew members. These executives and key crew members have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. From time to time, there may be changes in our executive management team or other key crew members resulting from the hiring or departure of these personnel. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our crew members and lead our company, could harm our business.

In addition, our success depends in part upon our ability to attract, train and retain a sufficient number of crew members who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain crew members capable of meeting our business needs and expectations, our business and brand image may be impaired. For example, in Springfield, Missouri, where Egg Central Station in located, there is a tight labor market. As a result of this tight labor market, we may be unable to attract and retain crew members with the skills we require. Any failure to meet our staffing needs or any material increase in turnover rates of our crew members may adversely affect our business, financial condition and results of operations.

If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our purpose have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our crew members. Any failure to preserve our culture or focus on our purpose could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our purpose our business and competitive position may be harmed.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have an adverse effect on our business.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our crew members, suppliers, co-manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Our business involves sensitive information and intellectual property, including customers’, distributors’ and suppliers’ information, private information about crew members and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we also intend to expand and improve our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss, misappropriation or release of sensitive information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers and distributors, potential liability and competitive disadvantage all of which could have an adverse effect on our business, financial condition or results of operations.

Our operations are geographically consolidated. A major tornado or other natural disaster within the region in which we operate could seriously disrupt our entire business.

Egg Central Station, our shell egg processing facility is located in Springfield, Missouri. This facility and our network of small family farms are all located in the geographic region we refer to as the Pasture Belt, which is located primarily in the Midwest. The pasture-raised milk for our butter is sourced from, and the butter is manufactured near, a geographically concentrated network of 65 farms in the Midwest. The impact of natural disasters such as tornadoes, drought or flood within these areas is difficult to predict, but such a natural disaster could seriously disrupt our entire business. Our insurance may not adequately cover our losses and expenses in the event of such a natural disaster. As a result, natural disasters within these areas could lead to substantial losses.

Climate change may negatively affect our business and operations.

Our network of small family farms are all geographically located in a region that provides an environment conducive to year round pasture raising chickens and cows. In addition, the concentration of these farms allows for efficient transportation of pasture-raised eggs to Egg Central Station and of pasture-raised milk to our butter and ghee co-manufacturing facilities. However, there is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on the year-round habitability of the region for chickens and cows, we may be subject to decreased availability or less favorable pricing for pasture-raised eggs and milk. Even if eggs and milk are available from other regions, they may not be pasture-raised due to certain regional weather conditions not being conducive to pasture raising. We may also incur increased transportation, storage and processing costs if we are unable to source pasture-raised eggs and milk within a certain distance from Egg Central Station and co-manufacturing facilities.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of pasture-raised products that they purchase where there are more affordable products, including caged, cage-free and free-range egg and egg product offerings, which generally have lower retail prices than our pasture-raised eggs. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Further, our foodservice product sales will be reduced if consumers reduce the amount of food they consume away from home at our foodservice customers, whether as a result of restaurant closures or government-ordered quarantines, travel restrictions and other social distancing directives in connection with the COVID-19 outbreak, or in other times of economic uncertainty. Distributors and customers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer and foodservice customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

We may be subject to significant liability that is not covered by insurance.

Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such inventory and business interruption losses may not be covered by our insurance policies. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Our inability to maintain our GFSI and SQF Select Site certifications may negatively affect our reputation.

The SQFI administers the SQF Program, which is a third-party auditing program that examines and certifies food producers with respect to certain aspects of the producer’s business, including food safety, quality control and social, environmental and occupational health and safety management systems. The SQF Select Site certification is one of a number of available SQF certifications and involves both auditing for food safety issues and unannounced inspections by SQF personnel on an annual basis.

The Global Food Safety Initiative, or GFSI, is a private organization established and managed by an international trade association, The Consumer Goods Forum. GFSI operates a benchmarking scheme whereby certification bodies, such as the SQF Program, are “recognized” as meeting certain criteria maintained by GFSI. GFSI itself does not certify or accredit entities in the food industry.

SQF Select Site certification and the GFSI recognition of the SQF Program do not themselves have any independent legal significance and do not necessarily signal regulatory compliance. As a practice matter, however, certain retailers, including some of our largest customers, require SQF certification or certification by another GFSI-recognized program as a condition for doing business. Loss of SQF Select Site certification could impair our ability to do business with these customers, which could materially adversely affect our business, financial condition and operating results.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. Our trademarks are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We have invested a significant amount of money in establishing and promoting our trademarked brands. We also rely on unpatented proprietary expertise and copyright protection to develop and maintain our competitive position. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including our trademarks and copyrights.

We rely on confidentiality agreements and trademark and copyright law to protect our intellectual property rights. Our confidentiality agreements with our crew members and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have an adverse effect on our business, financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, contingent consideration and the valuation of our stock-based compensation awards, including the determination of fair value of our common stock, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Risks Related to Legal and Government Regulation

Food safety and food-borne illness incidents or advertising or product mislabeling may adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Illness, injury or death related to allergens, food-borne illnesses, foreign material contamination or other food safety incidents caused by our products, or involving our suppliers, could result in the disruption or discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. Our co-manufacturer elected to permanently close the affected production facility and move all production to a different facility, which did not have sufficient capacity to meet product demand. As a result we were unable to supply customers with hard-boiled eggs for a period of time in the first quarter of fiscal 2020. Our co-manufacturer is currently able to meet our product demand for hard-boiled eggs due to the effects of COVID-19 on the foodservice industry. However, we may experience supply issues once the foodservice industry returns to full capacity, which may lead to additional loss of customers. This recall remains open, and we may receive reports or complaints alleging harm associated with consumption of the recalled products, face product liability claims and/or be subject to government enforcement actions associated with this recall. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA or USDA regulations and policies, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into food products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could adversely affect our business, financial condition and operating results.

Our operations are subject to FDA and USDA federal regulation and state regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the FDA, the USDA and other federal, state and local authorities. With respect to eggs in particular, the FDA and the USDA split jurisdiction depending on the type of product involved. While the FDA has primary responsibility for the regulation of shell eggs, the USDA has primary responsibility for the regulation of dried, frozen or liquid eggs and other “egg products,” subject to certain exceptions. Specifically, our shell eggs, butter, hard-boiled eggs and ghee products are subject to the requirements of the Federal Food, Drug, and Cosmetic Act, as amended, or the FDCA, and regulations promulgated thereunder by the FDA with respect to our shell egg, hard-boiled egg, butter and ghee products. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of most food products. The FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices, or cGMPs, and supplier verification requirements. Our shell egg operations are further subject to FDA regulatory requirements governing the production, storage and transportation of shell eggs for the control of salmonella. FDA-inspected processing facilities are subject to periodic and “for cause” inspection by federal, state and local authorities. In addition, certain of our products, such as our liquid whole egg products, are subject to regulation by the USDA, including facility registration, inspection, manufacturing and labeling requirements. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with cGMPs and other regulatory requirements for the manufacturing of our products that is conducted by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA, the USDA or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, result in our co-manufacturers’ inability to continue manufacturing for us, result in a recall of our products that have already been distributed and result in damage to our brand and reputation. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. This recall remains open, and we may receive reports or complaints alleging harm associated with consumption of the recalled products, face product liability claims and/or be subject to government enforcement actions associated with this recall. We rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the USDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be adversely impacted.

Our liquid whole eggs are subject to the requirements of the Egg Products Inspection Act, or EPIA, and regulations promulgated thereunder by the USDA. The USDA has comprehensive regulations in place that apply to establishments that break, dry and process shell eggs into liquid egg products. This regulatory scheme governs the manufacturing, processing, pasteurizations, packaging, labeling and safety of egg products. Under the EPIA and USDA regulations, establishments that manufacture egg products must comply with the USDA’s requirements for sanitation, temperature control, pasteurization and labeling. We also anticipate that our co-manufacturers’ liquid whole egg establishment will be required to implement Hazard Analysis and Critical Control Point and Sanitary Standard Operating Procedure requirements within two years after the USDA finalizes its Egg Products Inspection Rule in the coming months. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with USDA regulations for the manufacturing of our liquid egg products that is conducted by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture liquid whole eggs that conform to our specifications and the strict regulatory requirements of the USDA or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us, or could result in a recall of our product that has already been distributed. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the USDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be materially impacted.

In addition to regulation pursuant to the FDCA and the EPIA, some of our products are subject to the Agricultural Marketing Act of 1946, or the AMA. The AMA governs voluntary grade claims that appear on some of our products and are administered by the USDA Agricultural Marketing Service, or AMS. For instance, our shell eggs, including those handled by our co-manufacturers, are graded for quality by USDA AMS grading personnel. Similarly, our butter product, including those handled by our co-manufacturers, are graded for flavor, body, color and salt content. We do not control the processes in place on our contract farms or with our co-manufacturers (which can affect the assigned grade), and rely upon both to provide us quality, fresh products that meet our stringent quality standards. If we, or our network of family farms and co-manufacturers, cannot successfully manufacture products that confirm with our quality specifications or meet appropriate grading standards under the AMA, we may have difficulty marketing our products or may be required to source our products from other farms and co-manufacturers.

Our products that are labeled as “organic” are subject to the requirements of the Organic Foods Production Act, or OFPA, and the USDA’s National Organic Program, or NOP, regulations. The OFPA is a comprehensive regulatory scheme that mandates certain practices and prohibits other practices pertaining to the raising of animals and handling and processing of food products. We, and our network of family farms and co-manufacturers, contract with NOP-accredited certifying agents to ensure that our organic products are produced in compliance with the OFPA and NOP regulations. We do not control the farms where our products are raised and rely on the farms for compliance with the on-farm requirements of the OFPA and NOP regulations. Similarly, we do not control the manufacturing processes of, and we rely upon, our co-manufacturers for compliance with requirements of the OFPA and NOP regulations with respect to organic products handled and manufactured by our co-manufacturers. If we, the farms or the co-manufacturers cannot successfully raise and manufacture products that meet the strict regulatory requirements of the OFPA and the NOP, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products as “organic,” could result in the farms or co-manufacturers’ inability to continue to raise farm products or manufacture food for us, or we, the farms, or the co-manufacturer could lose the right to market products as “organic,” and subject us, the farms, or co-manufacturers to civil monetary penalties. If the USDA or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be materially impacted.

We are also subject to state and local regulations, including product requirements, labeling requirements and import restrictions. For example, the State of Iowa requires that grocery stores which participate in the Special Supplement Nutrition Program for Women, Infants, and Children, and which sell eggs produced by chickens advertised as being housed in cage-free, free-range or enriched colony cage environments, also sell “conventional” eggs produced by chickens that are not so advertised. That regulation impacted the space allocation for non-caged eggs on the shelves of retailers in Iowa and their willingness to carry our eggs. In addition, one or more states could pass regulations that establish requirements that our products would not satisfy. If our products fail to meet such individual state standards or are restricted from being imported into a state by state regulatory requirements, our business, financial condition or results of operations could be materially and adversely affected.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us, the farms or the co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co-manufacturers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business. See the section titled “Business—Government Regulation.”

Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, results of operations and financial condition.

The manufacture and marketing of food products is highly regulated. We, our suppliers and co-manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our crew members and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including the FDA, the USDA, the Federal Trade Commission, or FTC, the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, as well as various state and local agencies. We are also regulated outside the United States by various international regulatory bodies. In addition, we are subject to certain standards, such as GFSI standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

The regulatory environment in which we operate could change significantly and adversely in the future. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations.

Failure by our network of family farms, suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our network of family farms, suppliers or co-manufacturers fail to comply with food safety, environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, the farms and co-manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative farms, suppliers or co-manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the farms, suppliers and co-manufacturers. As a result, our supply of pasture-raised eggs and other raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, results of operations and financial condition. The failure of any partner farmer or co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss. For example, in December 2019, our co-manufacturer for hard-boiled eggs conducted a voluntary Class I recall of all hard-boiled eggs produced at its facility, including ours, due to a potential listeria contamination at the production facility. This recall remains open, and we may receive reports or complaints alleging harm associated with consumption of the recalled products, face product liability claims and/or be subject to government enforcement actions associated with this recall. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of pasture-raised eggs and other raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, financial condition and results of operations.

We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations.

Our business operations and ownership and past and present operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and natural resources. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on our business. We could also experience in the future significant opposition from third parties with respect to our business, including environmental non-governmental organizations, neighborhood groups and municipalities. Additionally, new matters or sites may be identified in the future that will require additional environmental investigation, assessment, or expenditures, which could cause additional capital expenditures. Future discovery of contamination of property underlying or in the vicinity of our present properties or facilities and/or waste disposal sites could require us to incur additional expenses, delays to our business and to our proposed construction. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect our business, financial condition and results of operations.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to a heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our crew members, consultants, independent contractors, suppliers, suppliers, co-manufacturers or distributors will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and operating results. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our financial condition and operating results.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.

Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Risks Related to Ownership of Our Class A Common Stock

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	announcements or concerns regarding real or perceived quality or health issues with our products or similar products of our competitors;

•	adoption of new regulations applicable to the food industry or the expectations concerning future regulatory developments;

•	our involvement in litigation;

•	future sales of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our Class A common stock.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence the outcome of important transactions.

Our Class B common stock has             votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately    % of the voting power of our outstanding capital stock following the completion of this offering. Our executive officers, directors and stockholders holding more than 5% of our outstanding capital stock, together with their affiliates, will collectively hold approximately    % of the voting power of our outstanding capital stock immediately following the completion of this offering, based on the number of shares outstanding as of December 29, 2019, and without giving effect to any purchases that these holders may make in this offering. As a result, the holders of our Class B common stock will be able to exercise considerable influence over matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding number of shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.

Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our Class A common stock currently exists. An active public trading market for our Class A common stock may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds that we receive from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds that we receive from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of such proceeds. Pending use, we may invest the net proceeds that we receive from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our Class A common stock could decline.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus, subject to certain exceptions. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the shares of Class A common stock sold in this offering will become eligible for sale upon expiration of the 180-day lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, there were 2,200,432 shares of Class B common stock issuable upon the exercise of outstanding stock options as of December 29, 2019. We intend to register all of the shares of Class A common stock and Class B common stock issuable upon exercise of outstanding stock options, or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of Class A common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Further, based on shares outstanding as of December 29, 2019, holders of approximately 14,064,774 shares, or    % of our capital stock after the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $            per share, or $            per share if the underwriters exercise their option to purchase additional shares from us and the selling stockholders in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

While we have previously paid cash dividends on our capital stock, we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant finance, legal, accounting and other expenses, including director and officer liability insurance, that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 30, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the date we are no longer an emerging growth company. To prepare for eventual compliance with Section 404, we will be engaged in a costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

We previously identified two material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our financial statements for fiscal 2018, we identified two material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We determined that we had two material weaknesses because (i) we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements and (ii) we did not design our controls sufficiently to completely and accurately record our accrued liabilities and other estimates at period end. As a result, there were certain post-close adjustments that were required that were material to the financial statements. These material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. In connection with the audit of our financial statements for 2019, we determined that the previously identified material weaknesses had been remediated.

To address these material weaknesses, we hired additional accounting personnel and implemented process level and management review controls. We can give no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations.

As a public company, we will be required to further design, document and test our internal controls over financial reporting to comply with Section 404. We cannot be certain that additional material weaknesses and control deficiencies will not be discovered in the future. If material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Class A common stock to decline. If we have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not fairly state our financial position or results of operations. Either of those events could have an adverse effect on the value of our Class A common stock.

Further, even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Our status as a public benefit corporation and a Certified B Corporation may not result in the benefits that we anticipate.

We have elected to be classified as a public benefit corporation under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we have been designated as a “Certified B Corporation,” which refers to companies that are certified as meeting certain levels of social and environmental performance, accountability and transparency. The standards for Certified B Corporation certification are set by an independent organization and may change over time. Currently, we are required to recertify as a Certified B Corporation once every three years, and we are also required to recertify within ninety days following the effective date of this offering. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct and (iii) specific public benefits identified in our charter documents. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

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we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including farmers, suppliers, crew members and local communities, even though the changes may be costly;

•

we may take actions, such as building state-of-the-art facilities with technology and quality control mechanisms that exceed the requirements of USDA and the FDA, even though these actions may be more costly than other alternatives;

•

we may be influenced to pursue programs and services to demonstrate our commitment to the communities to which we serve and bringing ethically produced food to the table even though there is no immediate return to our stockholders; or

•

in responding to a possible proposal to acquire the company, our board of directors may be influenced by the interests of our stakeholders, including farmers, suppliers, crew members and local communities, whose interests may be different from the interests of our stockholders.

We may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, including farmers, suppliers, crew members and local communities, which could adversely affect our business, financial condition and results of operations, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of its outstanding capital stock) are entitled to file a derivative lawsuit claiming that its directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering, and provisions of Delaware law applicable to us as a public benefit corporation, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our Class A common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Also, as a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Additionally, Section 363 of the Delaware General Corporation Law provides that, as a public benefit corporation, a vote of at least 66 2/3% of our outstanding shares of voting stock is required to effect a merger involving stock consideration with an entity that is not a public benefit corporation with an identical public benefit to ours. Further, a vote of at least 66 2/3% of our outstanding shares of voting stock is required for matters directly or indirectly amending or removing our public benefit purpose. We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; any action as to which the Delaware General Corporation Law confers jurisdiction to the court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act of 1934, as amended, or the Exchange Act. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, on March 18, 2020, this decision was overturned by the Delaware Supreme Court. If a court were to find the exclusive-forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs with resolving such action in other jurisdictions, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to acquire new customers and successfully retain existing customers;

•	our ability to attract and retain our suppliers, distributors and co-manufacturers;

•	our ability to sustain or increase our profitability;

•	our ability to procure sufficient high quality eggs, butter and other raw materials;

•	real or perceived quality with our products or other issues that adversely affect our brand and reputation;

•	changes in the tastes and preferences of our consumers;

•	the financial condition of, and our relationships with, our suppliers, co-manufacturers, distributors, retailers and foodservice customers, as well as the health of the foodservice industry generally;

•	real or perceived quality or health issues with our products or other issues that adversely affect our brand and reputation;

•	the ability of our suppliers and co-manufacturers to comply with food safety, environmental or other laws or regulations;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth;

•	our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance;

•	our ability to compete effectively with existing competitors and new market entrants;

•	the impact of adverse economic conditions;

•

the effects of global outbreaks of pandemics or contagious diseases or fear of such outbreaks, such as the current COVID-19 pandemic, including on our supply chain, the demand for our products, and on overall economic conditions and consumer confidence and spending levels;

•	the sufficiency of our cash to meet our liquidity needs and service our indebtedness;

•	seasonality; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us and the selling stockholders in full) based on an assumed initial public offering price of $            per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of Class A common stock in this offering by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the assumed initial public offering price of $            per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our Class A common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. These capital expenditures may include our expansion of Egg Central Station, the funding for which may also come from cash on hand or borrowings under our Credit Facility. We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We declared cash dividends on our common stock in June 2013 totaling approximately $0.3 million. We cannot provide any assurance that we will declare or pay cash dividends on our capital stock in the future. In addition, our ability to pay dividends on our capital stock is subject to restrictions under the terms of our credit facility with PNC Bank, National Association, or the Credit Facility. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for additional information on the Credit Facility. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 29, 2019:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the reclassification of our common stock into an equal number of shares of Class B common stock, (2) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of              shares of Class B common stock and (3) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments described above and (2) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 29, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash and cash equivalents	$1,274	$	$

Long-term debt, net of issuance costs, including current portion	5,056
Convertible preferred stock, $0.0001 par value, 3,330,440 shares authorized, shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	23,036
Stockholders’ equity:
Preferred stock, $0.0001 par value, no shares authorized, issued, and outstanding, actual, and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value, 16,401,856 authorized, 12,776,384 shares issued and 10,542,680 shares outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.0001 par value, no shares authorized, issued and outstanding, actual, shares authorized and no shares issued and outstanding, pro forma, shares authorized and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.0001 par value, no shares authorized, issued and outstanding, actual, shares authorized and shares issued and outstanding, pro forma and pro forma as adjusted	—
Treasury stock, 2,233,704 shares, at cost	(16,276)
Additional paid-in capital	19,596
Retained earnings	5,239

Total stockholders’ equity	8,559	$	$

Total capitalization	$36,651	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            million, assuming the assumed initial public offering price of $            per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expense payable by us.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock outstanding and 13,873,120 shares of Class B common stock outstanding as of December 29, 2019, and excludes:

•	2,200,432 shares of Class B common stock issuable on the exercise of outstanding stock options as of December 29, 2019 under our 2013 Plan with a weighted-average exercise price of $9.19 per share;

•	shares of Class B common stock issuable upon the exercise of outstanding stock options issued after December 29, 2019 pursuant to our 2013 Plan with a weighted-average exercise price of $ per share;

•	80,000 shares of Class B common stock issuable upon the exercise of a common stock warrant that, if not exercised, will expire upon the earlier of June 12, 2020 or the completion of this offering;

•

             shares of Class A common stock reserved for future issuance under our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock awards granted under our 2013 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

             shares of Class A common stock reserved for issuance under our ESPP, which will become immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance thereunder.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of December 29, 2019 was $             million, or $             per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of December 29, 2019, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of              shares of Class B common stock, which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of              shares of Class A common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 29, 2019 would have been $            million, or $            per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of December 29, 2019		$0.38
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 29, 2019	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering			$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $            per share and increase (decrease) the dilution to new investors by $            per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $            per share and decrease the dilution to new investors by approximately $            per share, and each decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            per share and increase the dilution to new investors by approximately $            per share, in each case assuming the assumed initial public offering price of $            per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock from us and the selling stockholders in full, our pro forma as adjusted net tangible book value would be $            per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $            per share.

The following table summarizes, as of December 29, 2019, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders		%	$		%	$
New investors

Totals		100.0%		$	100.0%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to             shares, or    % of the total number of shares of our capital stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to             shares, or    % of the total number of shares of our capital stock outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 13,873,120 shares of Class B common stock outstanding as of December 29, 2019, and excludes:

•	2,200,432 shares of Class B common stock issuable on the exercise of outstanding stock options as of December 29, 2019 under our 2013 Plan with a weighted-average exercise price of $9.19 per share;

•	shares of Class B common stock issuable upon the exercise of outstanding stock options issued after December 29, 2019 pursuant to our 2013 Plan with a weighted-average exercise price of $ per share;

•	80,000 shares of Class B common stock issuable upon the exercise of a common stock warrant that, if not exercised, will expire upon the earlier of June 12, 2020 or the completion of this offering;

•

             shares of Class A common stock reserved for future issuance under our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance thereunder, and any shares underlying outstanding stock awards granted under our 2013 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

             shares of Class A common stock reserved for issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance thereunder.

To the extent that any outstanding stock options are exercised or new stock options are issued under our equity incentive plans, or that we issue additional shares of capital stock in the future, there will be further dilution to investors participating in this offering. If all outstanding stock options under our 2013 Plan as of December 29, 2019 were exercised, then our existing stockholders, including the holders of those stock options, would own     %, and new investors would own     %, of the total number of shares of our capital stock outstanding following the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019 and the selected consolidated balance sheet data as of December 30, 2018 and December 29, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue	$74,000	$106,713		$140,733
Cost of goods sold	55,612	71,894		97,856

Gross profit	18,388	34,819		42,877
Operating expenses:
Sales and marketing(1)	2,865	9,575		16,083
General and administrative(1)	11,396	9,862		13,443
Shipping and distribution	5,724	8,615		10,001

Total operating expenses	19,985	28,052		39,527

(Loss) income from operations	(1,597)	6,767		3,350

Other (expense) income, net
Interest expense, net	(524)	(415)		(349)
Other income	9	—		1,417

Total other (expense) income, net	(515)	(415)		1,068

Net (loss) income before income taxes	(2,112)	6,352		4,418
Provision for income taxes	33	723		1,106

Net (loss) income	(2,145)	5,629		3,312
Less: Net (loss) income attributable to noncontrolling interests	$(225)	$(168)		$927

Net (loss) income attributable to Vital Farms, Inc. common stockholders, basic and diluted	$(1,920)	$5,797		$2,385

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	$(0.18)	$0.55		$0.23

Diluted	$(0.18)	$0.40		$0.16

Weighted-average shares used to compute net (loss) income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic	10,486,127	10,491,737		10,527,332

Diluted	10,486,127	14,332,767		14,663,030

Pro forma net income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic			$

Diluted			$

Weighted-average shares used to compute pro forma net income per share attributable to Vital Farms, Inc. common stockholders:(2)
Basic

Diluted

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands)
Sales and marketing	$70	$35	61

General and administrative	425	565	968

Total stock-based compensation expense	$495	$600	$1,029

(2)

See Note 17 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of the Fiscal Year Ended
	December 30, 2018	December 29, 2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,815	$1,274
Working capital(1)	10,289	9,653
Total assets	49,855	61,948
Long-term debt, net of issuance costs, including current portion	3,807	5,056
Contingent consideration, including current portion	991	652
Total liabilities	22,377	30,099
Convertible preferred stock	23,036	23,036
Total stockholders’ equity	4,267	8,638

(1)	Working capital is defined as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and in the section titled “Risk Factors.”

Overview

Vital Farms is an ethical food company that is disrupting the U.S. food system. We have developed a framework that challenges the norms of the incumbent food model and allows us to bring high-quality products from our network of small family farms to a national audience. This framework has enabled us to become the leading U.S. brand of pasture-raised eggs and butter and the second largest U.S. egg brand by retail dollar sales. Our ethics are exemplified by our focus on the humane treatment of farm animals and sustainable farming practices. We believe these standards produce happy hens with varied diets, which produce better eggs. There is a seismic shift in consumer demand for ethically produced, natural, traceable, clean label, great-tasting and nutritious foods. Supported by a steadfast adherence to the values on which we were founded, we have designed our brand and products to appeal to this consumer movement.

Our purpose is rooted in a commitment to Conscious Capitalism, which prioritizes the long-term benefits of each of our stakeholders (farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders). Our business decisions consider the impact on all of our stakeholders, in contrast with the factory farming model, which principally emphasizes cost reduction at the expense of animals, farmers, consumers, crew members, communities and the environment. These principles guide our day-to-day operations and, we believe, help us deliver a more sustainable and successful business. Our approach has been validated by our financial performance and our designation as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Vital Farms was founded in 2008, and our pasture-raised shell eggs were launched at Whole Foods in the same year. Since then, we have expanded our operations and our portfolio of pasture-raised food products as illustrated below:

We source our pasture-raised products from a network of approximately 200 small family farms. We have strategically designed our supply chain to ensure high-production standards and optimal year-round operation. We are motivated by the positive impact we have on rural communities and enjoy a strong relationship and reputation with our network of farmers.

We primarily work with our farms pursuant to buy-sell contracts. Under these arrangements, the farmer is responsible for all of the working capital and investments required to produce the eggs and manage the farm, including purchasing the birds and feed supply. We are contractually obligated to purchase all of the eggs produced by the farmer during the term of the contract at an agreed upon price that depends upon pallet weight and is indexed quarterly in arrears for changes in feed cost.

We believe we are a strategic and valuable partner to retailers. We have continued to command premium prices for our products, including our shell eggs, which sell for as much as three times the price of commodity eggs. Our loyal and growing consumer base has fueled the expansion of our brand from the natural channel to the mainstream channel. We believe the success of our brand demonstrates that consumers are demanding premium products that meet a higher ethical standard of food production. We have a strong presence at Kroger, Sprouts, Target and Whole Foods, and we also sell our pasture-raised products at Albertsons, Publix and Walmart. We offer 20 retail SKUs through a multi-channel retail distribution network. We believe we have significant room for growth within the retail and, in the medium- to long-term, foodservice channels through growing brand awareness, gaining additional points of distribution and new product innovation.

Our shell eggs are collected from farmers by a third-party freight carrier and placed in cold storage until we pack them for shipping to our customers at our state-of-the-art shell egg processing facility, Egg Central Station. Egg Central Station is approximately 82,000 square feet and utilizes highly automated equipment to grade and package our shell egg products. Egg Central Station is capable of packing three million eggs per day and has achieved Safe Quality Food, or SQF, Level 3 certification, the highest level of such certification from the Global Food Safety Initiative. In addition, Egg Central Station, is the only egg facility, and we are one of only six companies, globally to have received the SQF Institute, or SQFI, Select Site certification. To distribute our products, we use a broker-distributor-retailer network whereby brokers represent our products to distributors and retailers who will in turn sell our products to consumers. We serve the majority of natural channel customers through food distributors, such as UNFI and KeHE, which purchase, store, sell and deliver our products to Whole Foods and Sprouts, respectively. In fiscal years 2017, 2018 and 2019, UNFI accounted for approximately 36%, 36% and 35% of our net revenue and KeHE accounted for approximately 9%, 10% and 11% of our net revenue, respectively. We serve mainstream retailers by arranging for delivery of our products directly through their distribution centers. We also leverage distributor relationships to fulfill orders for certain independent grocers and other customers.

We have experienced consistent sales growth. We had net revenue of $74.0 million, $106.7 million and $140.7 million, net (loss) income (loss) of $(2.1) million, $5.6 million and $3.3 million, and Adjusted EBITDA of $(0.2) million, $7.9 million and $6.4 million in the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively. See the section titled “—Non-GAAP Financial Measure—Adjusted EBITDA” below for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP.

Our Fiscal Year

We report on a 52-53-week fiscal year, ending on the last Sunday in December, effective beginning with the first quarter of fiscal 2018. In a 52-53-week fiscal year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. Our first 53-week fiscal year will be fiscal 2023, which we expect to begin on December 26, 2022 and end on December 31, 2023. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional details related to our fiscal calendar.

Key Factors Affecting Our Business

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our results of operations.

Expand Household Penetration

We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethical, great-tasting and nutritious foods. We believe there is substantial opportunity to grow our consumer base and increase the velocity at which households purchase our products. U.S. household penetration for the shell egg category is approximately 95%, while the household penetration for our pasture-raised shell eggs is approximately 2%. We intend to increase household penetration by continuing to invest significantly in sales and marketing to educate consumers about our brand, our values and the premium quality of our products. We believe these efforts will educate consumers on the ethical value and the attractive attributes of pasture-raised food, generate further demand for our products and ultimately expand our consumer base. Our ability to attract new consumers will depend, among other things, on the perceived value and quality of our products, the offerings of our competitors and the effectiveness of our marketing efforts. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the U.S. natural food market in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives.

Grow Within the Retail Channel

We believe that our ability to increase the number of customers that sell our products to consumers is an indicator of our market penetration and our future business opportunities. We define our customers as the entities that sell our products to consumers. With certain of our retail customers, like Whole Foods and Sprouts, we sell our products through distributors. We are not able to precisely attribute our net revenue to a specific retailer for products sold through such channels. We rely on third-party data to calculate the portion of retail sales attributable to such retailers, but this data is inherently imprecise because it is based on gross sales generated by our products sold at retailers, without accounting for price concessions, promotional activities or chargebacks, and because it measures retail sales for only the portion of our retailers serviced through distributors. Based on this third-party data and internal analysis, Whole Foods accounted for approximately 41%, 37% and 34% of our retail sales in fiscal years 2017, 2018 and 2019, respectively, and Sprouts accounted for approximately 8%, 10% and 9% of our retail sales in fiscal years 2017, 2018 and 2019, respectively.

As of November 2019, there are approximately 13,000 stores selling our products. We expect the retail channel to be our largest source of net revenue for the foreseeable future. By capturing greater shelf space, driving higher product velocities and increasing our SKU count, we believe there is meaningful runway for further growth with existing retail customers. Additionally, we believe there is significant opportunity to gain incremental stores from existing customers as well as by adding new retail customers. We also believe there is significant further long-term opportunity in additional distribution channels, including the convenience, drugstore, club, military and international markets. Our ability to execute on this strategy will increase our opportunities for incremental sales to consumers, and we also believe this growth will allow for margin expansion. To accomplish these objectives, we intend to continue leveraging consumer awareness of and demand for our brand, offering targeted sales incentives to our customers and utilizing customer-specific marketing tactics. Our ability to grow within the retail channel will depend on a number of factors, such as our customers’ satisfaction with the sales, product velocities and profitability of our products.

Expand Footprint Across Foodservice

We believe there is a significant opportunity to expand sales of our products in the foodservice channel in the medium- to long-term. In fiscal 2019, the foodservice channel accounted for 2% of our net revenue. Our brand has a differentiated value proposition with consumers, who we believe are increasingly demanding ethically produced ingredients when they eat outside of the home. We believe that more consumers will look for our products on menus, particularly with foodservice partners whose values are aligned with our own, and that on-menu branding of our products as ingredients in popular meals and menu items will drive traffic and purchases in the foodservice channel. We also believe that branded foodservice offerings will further help drive consumer awareness of our brand and purchase rates of our products in the retail channel. One example of our successful foodservice programs is with Tacodeli LLC, a popular chain based in Austin, Texas, which sells breakfast tacos made exclusively with our pasture-raised shell eggs across 11 restaurant locations and more than 100 points of distribution, such as coffee shops and farmers market stands, across Texas. We also believe there is significant additional opportunity in micro-markets, corporate offices, the hospitality industry, and colleges and universities in the medium- to long-term. We intend to continue to invest in relationships with foodservice operators, including to support joint marketing and advertising of our products. Expansion in this channel will depend on the health of the foodservice industry generally and on our ability to successfully partner with foodservice operators in a manner that leverages and reinforces our value proposition with consumers.

Expand Our Product Offerings

We intend to continue to strengthen our product offerings by investing in innovation in new and existing categories. We launched hard-boiled eggs in 2018 and ghee and liquid whole eggs in 2019, and we believe there is opportunity to expand in the future into the refrigerated value-added dairy category, among others. Eggs generated $128.6 million, or 91%, of net revenue in fiscal 2019. We expect eggs will be our largest source of net revenue for the foreseeable future. We believe that investments in innovation will contribute to our long-term growth, including by reinforcing our efforts to increase household penetration. Our ability to successfully develop, market and sell new products will depend on a variety of factors, including the availability of capital to invest in innovation, as well as changing consumer preferences and demand for food products.

Components of Results of Operations

Net Revenue

We generate net revenue primarily from sales of our products, including pasture-raised eggs, pasture-raised butter and other ethically produced food, to our customers, which include natural retailers, mainstream retailers and foodservice partners. We sell our products to customers on a purchase-order basis. We serve the majority of our natural channel customers and certain independent grocers and other customers through food distributors, which purchase, store, sell and deliver our products to these customers.

We periodically offer sales incentives to our customers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We periodically provide chargebacks to our customers, which include credits or discounts to customers in the event that products do not conform to customer expectations upon delivery or expire at a customer’s site. We record a provision for sales incentives at the later of the date at which the related revenue is recognized or when the sales incentive is offered. At the end of each accounting period, we recognize a liability for an estimated promotional allowance reserve. We treat chargebacks and discount offers, when accepted by customers, as a reduction of the sales price of the related transaction. We anticipate that these promotional activities, chargebacks and discount offers could impact our net revenue and that changes in such activities could impact period-over-period results.

Our pasture-raised shell eggs are sold to consumers at a premium price point, and when prices for commodity shell eggs fall relative to the price of our pasture-raised shell eggs, price-sensitive consumers may choose to purchase commodity shell eggs offered by our competitors instead of our pasture-raised eggs. As a result, low commodity shell egg prices may adversely affect our net revenue. Net revenue may also vary from period to period depending on the purchase orders we receive, the volume and mix of our products sold, and the channels through which our products are sold.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of eggs, butter and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs, and plant and equipment depreciation and amortization. In addition, our cost of goods sold includes warehousing and transportation of inventory.

We historically contracted with farmers on an integrator basis, under which we purchased the birds required to produce the eggs, and provided the birds and feed supply to the farmer. Our integrator contracts generally have seven-year terms. In 2015, we shifted our focus toward a model in which we enter into buy-sell contracts with new farmers and existing farmers when their contracts expire. Our buy-sell contracts generally have three-year terms. Under these arrangements, the farmer is responsible for all of the working capital and investments required to produce the eggs and manage the farm, including purchasing the birds and feed supply. As of December 29, 2019, approximately 98% of the laying hens in our network of family farms were under buy-sell contracts and the remainder were under integrator contracts. The price we pay to purchase shell eggs from farmers fluctuates based on pallet weight, and under our buy-sell contracts, the price we pay is also indexed quarterly in arrears for changes in feed cost, which may cause our agreed-upon pricing under these contracts to fluctuate on a quarterly basis.

We work with our co-manufacturing partners on a purchase-order basis to produce all non-shell, pasture-raised egg products, including butter, ghee, hard-boiled eggs and liquid whole eggs.

We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business.

Gross Profit and Gross Margin

Gross profit consists of our net revenue less costs of goods sold. Gross profit was $42.9 million and gross margin was 30% in fiscal 2019. Gross profit and gross margin have been benefitted by in-sourcing egg processing through Egg Central Station, which was completed in September 2017.

Gross profit and gross margin can be negatively affected by feed costs and commodity shell egg prices. As we continue to expand production, increase processing efficiency, leverage the cost of our fixed production and staff costs, and introduce new egg products to better utilize our existing egg supply, we expect to have the opportunity to increase our gross margins over time.

Operating Expenses

Operating expenses consist of sales and marketing, general and administrative and shipping and distribution expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and broker and contractor fees for sales and marketing functions, consisting of salaries, benefits, bonuses, stock-based compensation expense and sales commissions. Sales and marketing expenses also include advertising and digital media costs, agency fees, travel and entertainment costs, and costs associated with consumer promotions, product samples and sales aids incurred to acquire new customers, retain existing customers and build our brand awareness. We expect sales and marketing to increase in absolute dollars as we increase our expansion efforts to meet our product demand, continue to build brand equity across our product portfolio and add personnel to our sales and marketing organization.

General and Administrative

General and administrative expenses consist primarily of personnel costs and contractor fees for finance, human resources and other administrative functions, consisting of salaries, benefits, bonuses and stock-based compensation expense. General and administrative expenses also include overhead costs for facilities, including associated depreciation and amortization expenses, and information technology-related expenses. We expect general and administrative expenses to increase in absolute dollars when we operate as a public company with increased personnel costs in finance, legal and accounting.

Shipping and Distribution

Shipping and distribution expenses consist primarily of costs related to cold storage and third-party freight for our products. We expect shipping and distribution expenses to increase in absolute dollars as we continue to scale our business.

Other (Expense) Income, Net

Other (expense) income, net consists primarily of interest paid on our term loan under our revolving credit, term loan and security agreement, or the Credit Facility. Other (expense) income, net also includes income earned on our money market funds included in cash and cash equivalents and income earned related to Ovabrite’s litigation settlement.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state income taxes.

Net (Loss) Income Attributable to Noncontrolling Interests

In December 2016, we entered into an assignment and assumption agreement with Ovabrite, Inc., or Ovabrite, a technology company focused on developing technologies to detect egg fertility and chick gender. The initial stockholders of Ovabrite are also our stockholders, and the largest stockholder of Ovabrite is Matthew O’Hayer, our founder and executive chairman. In addition, we provide substantially all of the funding for the operations of Ovabrite.

Based upon this and other aspects of Ovabrite’s design and operation, we determined that Ovabrite is a variable interest entity, or VIE, and we are the primary beneficiary as we have (i) the power to direct the activities of Ovabrite that most significantly impact Ovabrite’s economic performance and (ii) the obligation to absorb losses that could potentially be significant to Ovabrite, or the right to receive benefits from Ovabrite that could potentially be significant to Ovabrite. Accordingly, we consolidate the results of Ovabrite and recognize the noncontrolling interests related to the VIE as equity in our consolidated financial statements separate from the parent entity’s equity. Ovabrite’s other stockholders’ share of its earnings or loss is recorded in the consolidated statement of operations as net loss attributable to noncontrolling interests.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands)
Net revenue	$74,000	$106,713	$140,733
Cost of goods sold	55,612	71,894	97,856

Gross profit	18,388	34,819	42,877
Operating expenses:
Sales and marketing (1)	2,865	9,575	16,083
General and administrative (1)	11,396	9,862	13,443
Shipping and distribution	5,724	8,615	10,001

Total operating expenses	19,985	28,052	39,527

(Loss) income from operations	(1,597)	6,767	3,350

Other (expense) income, net:
Interest expense, net	(524)	(415)	(349)
Other income	9	—	1,417

Total other (expense) income, net	(515)	(415)	1,068

Net (loss) income before income taxes	(2,112)	6,352	4,418
Provision for income taxes	33	723	1,106

Net (loss) income	(2,145)	5,629	3,312
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927

Net (loss) income attributable to Vital Farms, Inc. common stockholders	$(1,920)	$5,797	$2,385

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
	(in thousands)
Sales and marketing	$70	$35	$61
General and administrative	425	565	968

Total stock-based compensation expense	$495	$600	$1,029

The following table sets forth our consolidated statement of operations data expressed as a percentage of net revenue for the periods presented:

Comparison of the Fiscal Years Ended December 30, 2018 and December 29, 2019

	Fiscal Year Ended
	December 30, 2018		December 29, 2019
	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Net revenue	$106,713	100%	$140,733	100%
Cost of goods sold	71,894	67%	97,856	70%

Gross profit	34,819	33%	42,877	30%
Operating expenses:
Sales and marketing	9,575	9%	16,083	11%
General and administrative	9,862	9%	13,443	10%
Shipping and distribution	8,615	8%	10,001	7%

Total operating expenses	28,052	26%	39,527	28%

Income from operations	6,767	6%	3,350	2%

Other (expense) income, net:
Interest expense	(424)	—	(349)	—
Other income	9	—	1,417	1%

Total other (expense) income, net	(415)	—	1,068	1%

Net income before income taxes	6,352	6%	4,418	3%
Provision for income taxes	723	1%	1,106	1%

Net income	$5,629	5%	$3,312	2%

Net Revenue

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Net revenue	$106,713	$140,733	$34,020	32%

Net revenue was $106.7 million for the fiscal year ended December 30, 2018 as compared to $140.7 million for the fiscal year ended December 29, 2019. The increase of $34.0 million, or 32%, was primarily driven by an increase in gross egg sales of $31.8 million, an increase in gross butter sales of $4.1 million and $0.8 million of gross sales related to ghee, a product that launched in fiscal 2019. The increases were partially offset by an increase of $2.2 million of sales incentives offered to customers in connection with our egg sales, $0.4 million of sales incentives offered to customers in connection with our butter sales, and $0.1 million of sales incentives offered to customers in connection with our ghee sales. The increases in egg sales and butter sales were primarily due to volume increases to our distributors and a higher turnover rate of sales to our retail customers. Net revenue from sales through our retail channel was $104.6 million and $137.3 million for fiscal 2018 and fiscal 2019, respectively, and net revenue from sales through our foodservice channel was $2.1 million and $3.4 million for fiscal 2018 and fiscal 2019, respectively.

Cost of Goods Sold

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Cost of goods sold	$71,894	$97,856	$25,962	36%
Percentage of net revenue	67%	70%

Cost of goods sold was $71.9 million for the fiscal year ended December 30, 2018 as compared to $97.9 million for the fiscal year ended December 29, 2019. The increase of $26.0 million, or 36%, was primarily driven by increases associated with the cost of eggs of $17.6 million, cost of butter of $3.8 million, costs of ghee of $0.6 million, costs associated with warehousing and transportation of inventory of $1.1 million, increases of $1.3 million associated with direct labor and overhead costs and increases of $1.6 million associated with payments made to our partner farms. The increase in costs associated with egg and butter sales were primarily due to our increased sales volume, the increase in costs associated with our warehousing and transportation of inventory was a result of increased inventory levels due to increased sales volume, and the increase in costs associated with payments made to our partner farms for lost income as a result of removing birds from current flocks ahead of schedule. Cost of goods sold associated with direct labor and overhead costs increased as a result of our increased sales volume.

Gross Profit and Gross Margin

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Gross profit	$34,819	$42,877	$8,058	23%
Gross margin	33%	30%		(3%)

Gross profit was $34.8 million and gross margin was 33% for the fiscal year ended December 30, 2018 as compared to gross profit of $42.9 million and gross margin of 30% for the fiscal year ended December 29, 2019. Gross profit and gross margin in fiscal 2019 were reduced by an increase in product donations of $2.6 million and costs of $1.6 million incurred in association with commitments made by us to reimburse partner farms for lost income in connection with removing birds from current flocks ahead of schedule. In addition, beginning in the fourth quarter of 2019, there was an increase in the market prices of raw materials used in the production of butter.

Operating Expenses

Sales and Marketing

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$9,575	$16,083	$6,508	68%
Percentage of net revenue	9%	11%

Sales and marketing expenses were $9.6 million for the fiscal year ended December 30, 2018 as compared to $16.1 million for the fiscal year ended December 29, 2019. The increase of $6.5 million, or 68%, was primarily driven by an increase of $5.3 million related to our marketing programs and associated expenses, an increase of $0.7 million of commission payments made to third parties that sell our products to our customers and an increase of $0.5 million in personnel costs related to our sales and marketing team. The increases associated with our marketing programs and associated expenses and commission payments were primarily due to our continued investment in brand marketing and direct advertising, and the increase associated with our personnel costs was a direct result of increasing our headcount in our sales and marketing departments to support our marketing efforts.

General and Administrative

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
General and administrative	$9,862	$13,443	$3,581	36%
Percentage of net revenue	9%	10%

General and administrative expenses were $9.9 million for the fiscal year ended December 30, 2018 as compared to $13.4 million for the fiscal year ended December 29, 2019. The increase of $3.6 million, or 36%, was primarily driven by an increase of $0.7 million in employee-related costs, $1.9 million of other general and administrative expenses that primarily consisted of increase in accounting and tax fees, travel and facility-related expenses, and a gain of $1.0 million in connection with a 2018 lawsuit settlement in which we were the plaintiff that accordingly did not have an effect in 2019. The increase associated with our employee-related costs was primarily driven by an increase in employee headcount to support our growth.

Shipping and Distribution

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Shipping and distribution	$8,615	$10,001	$1,386	16%
Percentage of net revenue	8%	7%

Shipping and distribution expenses were $8.6 million for the fiscal year ended December 30, 2018 as compared to $10.0 million for the fiscal year ended December 29, 2019. The increase of $1.4 million, or 16%, was primarily driven by an increase in sales volume that resulted in increased costs related to cold storage and third-party freight for our products.

Other (Expense) Income, Net

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Other (expense) income, net	$(415)	$1,068	$1,483	357%
Percentage of net revenue	—%	1%

Other expense, net was $0.4 million for fiscal year ended December 30, 2018 as compared to other income, net of $1.1 million for the fiscal year ended December 29, 2019. The increase of $1.5 million, or 357%, was primarily driven by a gain of $1.2 million in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff. The remaining increase was primarily a result of interest income associated with our money market funds.

Provision for Income Taxes

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$723	$1,106	$383	53%
Percentage of net revenue	1%	1%

Provision for income taxes was $0.7 million for the fiscal year ended December 30, 2018 as compared to $1.1 million for the fiscal year ended December 29, 2019. The increase was primarily a result of the increase in current federal tax expense.

Net (Loss) Income Attributable to Noncontrolling Interests

	Fiscal Year Ended
	December 30, 2018	December 29, 2019	$ Change	% Change
	(dollars in thousands)
Net (loss) income attributable to noncontrolling interest	$(168)	$927	$1,095	652%

Net loss attributable to noncontrolling interests was $0.2 million for the fiscal year ended December 30, 2018 as compared to net income attributable to noncontrolling interests of $0.9 million for the fiscal year ended December 29, 2019. The increase was primarily a result of a gain of $1.2 million in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff, partially offset by the share of Ovabrite’s net loss attributable to its other stockholders.

Comparison of the Fiscal Years Ended December 31, 2017 and December 30, 2018

	Fiscal Year Ended
	December 31, 2017		December 30, 2018
	Amount	% of Revenue	Amount	% of Net Revenue
	(dollars in thousands)
Net revenue	$74,000	100%	$106,713	100%
Cost of goods sold	55,612	75%	71,894	67%

Gross profit	18,388	25%	34,819	33%
Operating expenses:
Sales and marketing	2,865	4%	9,575	9%
General and administrative	11,396	15%	9,862	9%
Shipping and distribution	5,724	8%	8,615	8%

Total operating expenses	19,985	27%	28,052	26%

(Loss) income from operations	(1,597)	(2)%	6,767	6%

Other expense, net:
Interest expense, net	(524)	(1)%	(424)	—
Other Income	9	—	9	—

Total other expense, net	(515)	(1)%	(415)	—

Net (loss) income before income taxes	(2,112)	(3)%	6,352	6%
Provision for income taxes	33	—	723	—

Net (loss) income	$(2,145)	(3)%	$5,629	5%

Net Revenue

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Net revenue	$74,000	$106,713	$32,713	44%

Net revenue was $74.0 million for the fiscal year ended December 31, 2017 as compared to $106.7 million for the fiscal year ended December 30, 2018. The increase of $32.7 million, or 44%, was primarily driven by an increase in gross egg sales of $34.9 million and an increase in gross butter sales of $3.9 million. The increases were partially offset by an increase of $5.6 million of sales incentives offered to customers in connection with our egg sales and $0.5 million of sales incentives offered to customers in connection with our butter sales. The increases in egg and butter sales were primarily due to volume increases to our distributors and a higher turnover rate of sales to our retail customers. Net revenue from sales through our natural and mainstream channels was $71.3 million and $104.6 million for fiscal 2017 and fiscal 2018, respectively. Net revenue from sales through our foodservice channel was $2.7 million and $2.1 million for fiscal 2017 and fiscal 2018, respectively.

Cost of Goods Sold

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Cost of goods sold	$55,612	$71,894	$16,282	29%
Percentage of net revenue	75%	67%

Cost of goods sold was $55.6 million for the fiscal year ended December 31, 2017 as compared to $71.9 million for the fiscal year ended December 30, 2018. The increase of $16.3 million, or 29%, was primarily driven by increases associated with the cost of eggs of $10.1 million, cost of butter of $2.6 million and costs associated with warehousing and transportation of inventory of $1.0 million, all of which were primarily due to increased sales volume, as well as $3.6 million of direct labor and overhead costs. The cost increases were partially offset by a decrease of $1.0 million associated with payments to our partner farms, which we made in fiscal 2017 but not in fiscal 2018, for lost income as a result of removing birds from current flocks ahead of schedule.

Gross Profit and Gross Margin

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Gross profit	$18,388	$34,819	$16,431	89%
Gross margin	25%	33%

Gross profit was $18.4 million for the fiscal year ended December 31, 2017 as compared to $34.8 million for the fiscal year ended December 30, 2018. Gross margin was 25% for fiscal 2017 as compared to 33% for fiscal 2018. Gross profit and gross margin were benefited by in-sourcing egg processing through Egg Central Station, which was completed in September 2017.

Operating Expenses

Sales and Marketing

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$2,865	$9,575	$6,710	234%
Percentage of net revenue	4%	9%

Sales and marketing expenses were $2.9 million for the fiscal year ended December 31, 2017 as compared to $9.6 million for the fiscal year ended December 30, 2018. The increase of $6.7 million, or 234%, was primarily driven by an increase of $3.5 million related to our marketing programs and associated expenses, an increase of $2.7 million in personnel costs related to our sales and marketing team and $0.5 million of commission payments made to third parties that sell our products to our customers. The increase associated with our personnel costs was a direct result of increased headcount in our sales and marketing department in 2018. The increases associated with our marketing programs and associated expense and commission payments were primarily due to increases in brand marketing and direct advertising.

General and Administrative

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
General and administrative	$11,396	$9,862	$(1,534)	(13)%
Percentage of net revenue	15%	9%

General and administrative expenses were $11.4 million for the fiscal year ended December 31, 2017 as compared to $9.9 million for the fiscal year ended December 30, 2018. The decrease of $1.5 million, or 13%, was primarily driven by a $0.9 million litigation gain in connection with a 2018 lawsuit settlement in which we were the plaintiff and a $0.8 million decrease in employee-related costs, partially offset by an increase of

$0.2 million of other general and administrative expenses that primarily consisted of increases in travel and facility-related expenses. The decreases associated with our employee-related expenses were primarily a result of rotating personnel out of general and administrative functions to our plant operations as a result of the completion of Egg Central Station in September 2017.

Shipping and Distribution

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Shipping and distribution	$5,724	$8,615	$2,891	51%
Percentage of net revenue	8%	8%

Shipping and distribution expenses were $5.7 million for the fiscal year ended December 31, 2017 as compared to $8.6 million for the fiscal year ended December 30, 2018. The increase of $2.9 million, or 51%, was primarily driven by an increase in sales volume that resulted in increased costs related to cold storage and third-party freight for our products.

Other Expense, Net

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Other expense, net	$(515)	$(415)	$100	(19)%
Percentage of net revenue	—%	—%

Other expense, net was $0.5 million for the fiscal year ended December 31, 2017 as compared to $0.4 million for the fiscal year ended December 30, 2018. The decrease was primarily due to the declining principal balance on our debt.

Provision for Income Taxes

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$33	$723	$690	2,091%
Percentage of net revenue	—%	—%

Provision for income taxes was $33,000 for the fiscal year ended December 31, 2017 as compared to $0.7 million for the fiscal year ended December 30, 2018.

Net Loss Attributable to Noncontrolling Interests

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	$ Change	% Change
	(dollars in thousands)
Net loss attributable to noncontrolling interests	$(225)	$(168)	$57	(25)%

Net loss attributable to noncontrolling interests was $0.2 million for the fiscal years ended December 31, 2017 and December 30, 2018, representing the share of Ovabrite’s net loss that is attributable to its other stockholders.

Liquidity and Capital Resources

Since inception, we have funded our operations with proceeds from sales of our capital stock, proceeds from borrowings and cash flows from our product sales. We had net income of $3.3 million for the fiscal year ended December 29, 2019 and retained earnings of $5.2 million as of December 29, 2019. We expect that our cash and cash equivalents, together with cash provided by our operating activities and proceeds from borrowings under our existing Credit Facility (as defined below), will be sufficient to fund our operating expenses for at least the next 12 months. Our future capital requirements will depend on many factors, including our pace of new and existing customer growth, our investments in innovation, our investments in partnerships and unexplored channels and the costs associated with our expansion of Egg Central Station. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation and product expansion, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Credit Facility

Our Credit Facility with PNC Bank, National Association includes a $4.7 million initial term loan, a $10.0 million revolving line of credit and an equipment note with a maximum borrowing capacity of $750,000. The Credit Facility was originally entered into in October 2017 and matures on October 4, 2022.

On April 13, 2018 and April 25, 2018, we entered into amended loan agreements with PNC Bank, which we refer to as the First Amendment Loan and the Second Amendment Loan, respectively. The First Amendment Loan amended the Credit Facility to decrease the maximum borrowings under the equipment note from $1.5 million to $750,000, and to waive existing events of default. The Second Amendment Loan amended the Credit Facility to modify various definitions and terms that were not significant.

Borrowings under the term loan are repayable in monthly installments of principal and interest, followed by a balloon payment of all unpaid principal and accrued and unpaid interest due on October 4, 2022. Interest on borrowings under the term loan accrues at a rate, at our election at the time of borrowing, equal to (i) LIBOR plus 2.75% or (ii) 1.75% plus the sum of the Federal Funds Open Rate plus 50 basis points and the Daily LIBOR Rate plus 100 basis points. As of December 29, 2019, there was $3.2 million outstanding under the term loan and the interest rate applicable to borrowings under the Credit Facility was 4.64%.

The maximum borrowing capacity under the revolving line of credit is $10.0 million. Interest on borrowings under the revolving line of credit, as well as on swing loan advances thereunder, accrues at a rate, at our election at the time of borrowing, equal to (i) LIBOR plus 2.0% or (ii) 1.0% plus the alternate base rate. As of December 29, 2019, there were $1.3 million of outstanding borrowings under the revolving line of credit. The interest rate applicable to borrowings under the revolving line of credit was 5.75% as of December 29, 2019.

The maximum borrowing capacity under the equipment note is $750,000, subject to certain restrictions. Any borrowings under the equipment note from October 4, 2018 through October 4, 2019 will be due and payable beginning the following month with 36 monthly installments of principal due through October 4, 2022, and all accrued and unpaid interest due October 4, 2022. Interest on borrowings under the equipment note accrue at a rate, at our election at the time of borrowing, equal to (i) LIBOR plus 2.75% or (ii) 1.75% plus the alternate base rate. As of December 29, 2019, there were $0.6 million of outstanding borrowings under the equipment note. The interest rate applicable to borrowings under the equipment note was 4.44% as of December 29, 2019.

In February 7, 2019, we entered into the Third Amendment to our Credit Facility, which we refer to as the Third Amendment Loan. The Third Amendment Loan amended the Credit Facility to waive existing events of default. On February 24, 2020, we entered into the Fourth Amendment to our Credit Facility, which we refer to as the Fourth Amendment Loan. The Fourth Amendment Loan amended and waived certain terms and conditions under our Credit Facility and increased the maximum loan amount to $17.7 million. In addition, the Fourth Amendment Loan increased our maximum borrowing capacity under the equipment note to $3.0 million and extended the borrowing period for the equipment note from October 4, 2019 to October 4, 2021.

The Credit Facility is secured by all of our assets and requires us to maintain three financial covenants: a fixed charge coverage ratio, a leverage ratio and a minimum EBITDA. The Credit Facility also contains various covenants relating to limitations on indebtedness, investments and acquisitions, sale of properties and liens and capital expenditures. In addition, the Credit Facility imposes limitations on our ability to pay dividends or distributions on any equity interests, declare any stock splits or reclassifications of our stock, apply any of our funds, property or assets to purchase, redeem or retire any of our equity interests or to purchase redeem or retire any of our options to purchase any of our equity interests. The Credit Facility contains other customary covenants, representations and events of default. As of December 29, 2019, we were in compliance with all covenants under the Credit Facility. See Note 11 to our consolidated financial statements included elsewhere in this prospectus for additional details related to our Credit Facility.

Cash Flows

The following table summarizes our cash flows for the years indicated:

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
		(in thousands)
Net cash (used in) provided by operating activities	$(4,490)	$11,424	$(5,352)
Net cash used in investing activities	(11,695)	(1,911)	(5,623)
Net cash provided by (used in) financing activities	14,289	(1,509)	434

Net (decrease) increase in cash and cash equivalents	$(1,896)	$8,004	$(10,541)

Operating Activities

In fiscal 2017, net cash used in operating activities was $4.5 million, resulting primarily from net loss of $2.1 million and increases in accounts receivable, prepaid expenses and other current assets, inventories and deposits and other assets of $ 0.8 million, $0.4 million, $0.2 million, and $0.1 million, respectively, partially offset by a decrease in accrued liabilities and other liabilities of $2.6 million, non-cash charges of $2.0 million and a decrease in accounts payable of $0.3 million. The decreases in accounts payable and accrued and other liabilities were primarily due to the timing of vendor invoices and a decrease in payments made to our partner farms for lost income as a result of removing birds from current flocks ahead of schedule. The increases in accounts receivable were primarily due to increased sales as result of new distribution centers and a higher turnover rate. The increases in prepaid expenses and other current assets were primarily due to a partial prepayment of a gain contingency in connection with a lawsuit settlement in which we were the plaintiff.

In fiscal 2018, net cash provided by operating activities was $11.4 million resulting primarily from net income of $5.6 million, an increase in accounts payable of $4.9 million, an increase in accrued liabilities of $2.9 million and non-cash charges of $3.1 million, partially offset by an increase in accounts receivable of $3.6 million, an increase in inventory of $1.0 million, and an increase in prepaid expenses and other current assets of $0.5 million. The increases in accounts payable and accrued expenses were primarily due to increases in a payment associated with an over recovery of promotions related to a customer and overall increase to inventory purchases and payroll related costs associated with our continued growth. The increases in accounts receivable were primarily due to new customers and distribution centers, in addition to increased orders from our existing customers, and the increases in prepaid expenses and other current assets were primarily due to our gain contingency in connection with our lawsuit settlement in which we were the plaintiff.

In fiscal 2019, net cash used in operating activities was $5.4 million resulting primarily from net cash used in changes in our operating assets and liabilities of $12.2 million, partially offset by noncash charges of $3.5 million and net income of $3.3 million. Net cash used in changes in our operating assets and liabilities for fiscal 2019 consisted primarily of increases in inventories, accounts receivable, income taxes receivable and prepaid expenses and other current assets of $9.2 million, $6.2 million, $1.5 million and $0.6 million, respectively, partially offset by increases in accounts payable of $3.2 million and increases in accrued and other liabilities of $2.1 million. The increases in accounts receivable were primarily due to new customers and distribution centers, in addition to increased orders from our existing customers, while the increases in inventories were primarily due to a significant increase in egg inventory and packaging inventory, and the increases in prepaid expenses and other current assets were primarily due to transaction costs associated with this offering. The increases in accounts payable were primarily due to increase in payments made to our partner farms for lost income as a result of removing birds from current flocks ahead of schedule and additional increases in shipping and packaging costs, and the increases in accrued liabilities were primarily due to timing of vendor invoices.

Investing Activities

In fiscal 2017, net cash used in investing activities was $11.7 million, resulting primarily from purchases of property, plant and equipment used in ongoing operations.

In fiscal 2018, net cash used in investing activities was $1.9 million, resulting primarily from purchases of property, plant and equipment used in ongoing operations.

In fiscal 2019, net cash used in investing activities was $5.6 million, resulting primarily from purchases of property, plant and equipment used in ongoing operations of $4.8 million and net borrowings of $0.8 million issued to related parties.

Financing Activities

In fiscal 2017, net cash provided by financing activities was $14.3 million, which primarily consisted of $11.1 million of proceeds from our issuance of Series D preferred stock, less issuance costs of $0.1 million, proceeds of $8.7 million under our Credit Facility, less debt issuance costs of $0.2 million, and proceeds from the issuance of redeemable noncontrolling interest of $0.2 million, partially offset by $4.9 million of principal repayments in association with our existing loans, $0.4 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs and $0.1 million of principal payments under our capital lease obligations.

In fiscal 2018, net cash used in financing activities was $1.5 million, primarily consisting of $0.4 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs, $0.7 million of principal payments under our Credit Facility and $0.4 million of principal payments under our capital lease obligations.

In fiscal 2019, net cash provided by financing activities was $0.4 million, which primarily consisted of $15.0 million of gross proceeds from our issuance of common stock, less issuance costs of $0.9 million, proceeds of $1.3 million and $0.6 million under our revolving line of credit and equipment loan, respectively, and proceeds of $0.2 million from the exercise of stock options, partially offset by our repurchase of common stock of $14.3 million, $0.7 million of principal repayments in association with our Credit Facility, $0.4 million of deferred royalty payments related to our 2014 acquisition of certain assets of Heartland Eggs and $0.4 million of principal payments under our capital lease obligations.

Non-GAAP Financial Measures

Adjusted EBITDA

We report our financial results in accordance with GAAP. However, management believes that Adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance.

We calculate Adjusted EBITDA as net (loss) income, adjusted to exclude: (1) depreciation and amortization; (2) provision for income taxes; (3) stock-based compensation expense; (4) interest expense; (5) interest income; (6) change in fair value of contingent consideration; and (7) net litigation settlement gain.

Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include that (1) it does not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures, (3) it does not consider the impact of stock-based compensation expense, (4) it does not reflect other non-operating expenses, including interest expense, (5) it does not consider the impact of any contingent consideration liability valuation adjustments and (6) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net income and other results stated in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure stated in accordance with GAAP, for fiscal years 2017, 2018 and 2019:

	Fiscal Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
		(in thousands)
Net (loss) income	$(2,145)	$5,629	$3,312
Depreciation and amortization	821	1,437	1,921
Provision for income tax	33	723	1,106
Stock-based compensation expense	495	600	1,029
Interest expense	524	424	349
Change in fair value of contingent consideration (1)	118	92	70
Interest income	(9)	(9)	(181)
Net litigation settlement gain (2)	—	(1,000)	(1,200)

Adjusted EBITDA	$(163)	$7,896	$6,406

(1)	Amount reflects the change in fair value of a contingent consideration liability in connection with our 2014 acquisition of certain assets of Heartland Eggs.
(2)

For the fiscal year ended December 30, 2018, amount reflects a gain in connection with a lawsuit settlement in which we were the plaintiff. For the fiscal year ended December 29, 2019, amount reflects a gain in connection with the settlement of claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 29, 2019:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations (1)	$5,124	$2,160	$2,964	$—	$—
Capital lease obligations	1,330	498	832	—	—
Operating lease commitments	2,725	1,012	933	694	86

Total	$9,179	$3,670	$4,729	$694	86

(1)

Reflects long-term debt obligations, including accrued interest calculated using effective interest rates of 5.75%, 4.64% and 4.44%, which are the applicable interest rates at December 29, 2019 for our revolving line of credit, term loan and equipment note, respectively, under our Credit Facility.

We purchase our egg inventories under long-term supply contracts with farms. Purchase commitments contained in these arrangements are variable dependent upon the quantity of eggs produced by the farms. As a result, these commitments have been excluded from the contractual obligations disclosed above. In addition, substantially all of the long-term supply contracts with farms contain components that meet the definition of embedded leases under Leases (Topic 840). As total purchase commitments contained under these arrangements are variable, the amount attributable to the lease component are contingent rentals, and there are no minimum lease payments associated with these long-term supply contracts. See Note 18 to our consolidated financial statements included elsewhere in this prospectus for additional details related to our long-term supply contracts with farms.

Seasonality

Demand for shell eggs fluctuates in response to seasonal factors. Shell egg demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter and the lowest during the summer months. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and related notes thereto. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

Revenue for 2018 and 2017 is presented under Accounting Standards Codification, or ASC, 605, Revenue Recognition. Under ASC 605, we recognized revenue when all of the following criteria were met: (1) upon the transfer of title of the product, ownership, and risk of loss to the customer, which typically occurs upon delivery and acceptance of the product by customers; (2) collection of the relevant receivable is reasonably assured; (3) persuasive evidence of an arrangement exists; and (4) the sales price is fixed or determinable.

We periodically provide sales incentive to our customers, including rebates, temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. We periodically provide chargebacks to our customers, which include credits or discounts to customers in the event that products do not conform to customer specifications or expire at a customer’s site. We record a provision for sales incentives at the later of the date at which the related revenue is recognized or the sales incentive is offered. At the end of each accounting period, we recognize a liability for an estimated promotional allowance reserve. We treat chargebacks and discount offers, when accepted by customers, as a reduction of the sales price of the related transaction. Current discount and inducement offers are presented as a net amount in net revenue and are estimated using our historical experience for similar discounts and inducement offers.

Beginning on December 31, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method applied to contracts which were not completed upon the adoption date. Our assessment efforts included an evaluation of revenue contracts with customers, related sales incentives and contract costs that were not complete as of December 31, 2018. The cumulative effect of applying the new standard did not have a material impact on our results of operations or financial position; therefore, there was no adjustment to previously reported results. We do not expect the adoption of Topic 606 to have a material impact in future periods. Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, we performed the following five steps:

(i) Identify the contract(s) with a customer.

We consider the terms and conditions of our contracts and our standard business practices to identify contracts under ASC 606. We consider that we have a contract with a customer when the contract is approved, we can identify each party’s rights regarding the products to be transferred, we can identify the payment terms for the products to be transferred, we have determined that the customer has the ability and intent to pay and the contract has commercial substance. We apply judgment in determining our customer’s ability and intention to pay, which is based on a variety of factors, including the customer’s credit worthiness, historical payment experience or, in the case of a new customer, credit and financial information pertaining to the new customer.

(ii) Identify the performance obligations in the contract.

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are capable of being distinct, whereby the customer can benefit from the product or services either on their own or together with other resources that are readily available from third parties or from us and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised products or services, we apply judgment to determine whether promised products or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. Shipping and distribution activities occur prior to the transfer of control of a good are considered activities to fulfill our promise to deliver goods to the customers. Shipping and distribution activities are not a promised service, and therefore, are not a separate performance obligation.

(iii) Determine the transaction price.

We define the transaction price as the amount of consideration in a contract to which we expect to be entitled in exchange for transferring promised goods or services to a customer; amounts collected on behalf of third parties are excluded. Variable consideration is included in the transaction price, if, in our judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur. We determine the amount of variable consideration by using the expected value method or the most likely amount method. In addition, we account for consideration payable to customers such as sales incentives and slotting fees as a reduction in the transaction price.

(iv) Allocate the transaction price to the performance obligations in the contract.

We have no significant arrangements with multiple performance obligations. For contracts that contain a single performance obligation, we allocate the entire transaction price to the single performance obligation.

(v) Recognize revenue as the entity satisfies a performance obligation.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to a customer. We recognize revenue when it transfers control of the products to the customer for an amount that reflects the consideration that we expect to receive in exchange for those products.

Contract Costs

We sometimes incur costs to obtain or fulfill a contract with a customer. We have applied the practical expedient in ASC 340-40-25-4 and record as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of these costs is less than one year. For the year ending December 29, 2019, all contract costs assessed upon the adoption of Topic 606 had an amortization period of less than one year.

Consolidation of Variable Interest Entities

We consolidate all entities where there exists a controlling financial interest. We have considered our relationship with a certain entity to determine whether we have a variable interest in that entity and, if so, whether we are the primary beneficiary of the relationship. GAAP requires VIEs to be consolidated if an entity’s interest in the VIE is a controlling financial interest. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (1) the power to direct the activities of the VIE that most significantly impacts the VIEs economic performance and (2) the obligations to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We perform ongoing reassessments of whether changes in the facts and circumstances regarding our involvement with a VIE would cause our consolidation conclusion to change. The consolidation status of the VIEs with which we are involved may change as a result of such reassessments. Changes in consolidation status are applied in accordance with GAAP.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on October 1 or more frequently if events or changes in circumstances indicate that the asset may be impaired. We first assess qualitative factors to determine whether events or circumstances existed that would lead us to conclude it is more likely than not that the fair value of the reporting unit is below its carrying amount. If we determine that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the carrying amount exceeds the reporting unit’s fair value and a charge is reported as impairment of goodwill in our consolidated statement of operations. To date, we have not recorded any impairment charges associated with our goodwill.

Contingent Consideration

In connection with our 2014 acquisition of certain assets of Heartland Eggs, we were required to make royalty payments to prior owners of certain assets of Heartland Eggs. The royalty payments are contingent on our future purchase of eggs from supplier contracts that were acquired in the acquisition. These purchases of eggs are contingent because the occurrence of purchases are not guaranteed and the timing and amount of purchases are unknown. Fair value of the contingent consideration liability was determined at the acquisition date using unobservable inputs. These inputs included projected financial information, market volatility, risk-adjusted discount rates and timing of contractual payments. Subsequent to the acquisition date, at each reporting date, the contingent consideration liability is remeasured to fair value with changes in fair value recorded within general and administrative expenses in our consolidated statement of operations.

Stock-Based Compensation

We measure stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option and our expected dividend yield. To date, we have issued stock-based awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

Effective January 1, 2019, we adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, or ASU 2018-07, which expands the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, stock-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees and directors as described above. The impact of adoption of this new guidance did not have a material impact on our consolidated financial statements.

Prior to the adoption of ASU 2018-07, we recognized compensation expense for stock-based awards granted to consultants and non-employees over the shorter of the vesting period or the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is re-measured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	contemporaneous valuations of our common stock performed by independent third-party specialists;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of our common and convertible preferred stock sold to third-party investors by us and in secondary transactions or repurchased by us in arm’s-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the company and the introduction of new products;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or a merger or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or OPM. The option pricing method is based on a binomial lattice model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts.

In addition, we considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume and timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future net revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of the common stock underlying our stock-based awards based on the closing price of our common stock on                  as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on an assumed initial public offering price per share of $        , the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of December 29, 2019 was $        , with $        related to vested stock options.

Recent Accounting Pronouncements

See the sections titled “Summary of Significant Accounting Policies—Recently adopted accounting pronouncements” and “—Recently issued accounting pronouncements not yet adopted” in Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional details.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in raw materials, ingredients, inflation and interest rates.

Raw Materials Pricing Risk

The packaging materials used for our products include cardboard, glass, corrugated fiberboard, kraft paper, flexible plastic, flexible film and paperboard. These raw materials are subject to price fluctuations that may create price risk. A hypothetical 10% increase or decrease in the weighted-average cost of these raw materials as of December 29, 2019 would have resulted in an increase or decrease to cost of sales for fiscal 2019 of approximately $1.0 million. We seek to mitigate the impact of raw materials cost increases by negotiating pricing agreements. We strive to offset the impact of raw materials cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Ingredient Risk

We source our pasture-raised eggs and milk for our products from our network of small family farms. The price we pay to purchase shell eggs from farmers fluctuates based on pallet weight, and under our buy-sell contracts, which account for 98% of the laying hens in our network of family farms as of December 29, 2019, the price we pay is also indexed quarterly in arrears for changes in feed cost, which may cause our agreed-upon pricing under these contracts to fluctuate on a quarterly basis. Under the remainder of our contracts, we are directly responsible for purchasing feed. Either type of contract subjects us to risk of price fluctuations in feed ingredients, primarily consisting of corn and soy. We do not attempt to hedge against fluctuations in the prices of these ingredients by using future, forward, option or other derivative instruments. A hypothetical 10% increase or decrease in the weighted-average cost of these ingredients as of December 29, 2019 would have resulted in an increase or decrease to cost of sales for fiscal 2019 of approximately $3.7 million. We strive to offset the impact of ingredient cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Interest Rate Risk

We are subject to interest rate risk in connection with our Credit Facility. See the section titled “—Liquidity and Capital Resources—Credit Facility” above. Based on the average interest rate on the instruments under the Credit Facility during the fiscal year ended December 29, 2019 and to the extent that borrowings were outstanding, we do not believe that a hypothetical 10% change in the interest rate would have a material effect on our results of operations or financial condition for fiscal 2019.

Our interest-earning instruments also carry a degree of interest rate risk. As of December 29, 2019, we had cash and cash equivalents of $1.3 million.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

All of our sales are denominated in U.S. dollars, and therefore our net revenue is not currently subject to significant foreign currency risk. We purchase certain equipment from foreign countries, and the cost related to this equipment is denominated in the currency of the applicable country. Additionally, to the extent our sourcing strategy changes or we commence generating revenue outside of the United States that is denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. A hypothetical 10% change in the relative value of the U.S. dollar to other currencies would not have had a material effect on our operating results for fiscal 2019.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

LETTER FROM OUR FOUNDER & EXECUTIVE CHAIRMAN

In 1980, I purchased a small farm on the outskirts of San Antonio where I kept a small flock of happy hens that roamed freely. Coupled with a varied diet, the environment in which these hens were raised helped them to produce some of the best eggs I had ever eaten. In fact, when we moved back to the city several years later, I could never find eggs that tasted like the ones my “girls” had laid. That got me wondering: Is it possible to produce amazing food in an environmentally responsible and humane manner on a commercial scale? From this question, the Vital Farms story began.

Twenty five years later, my wife Catherine and I founded Vital Farms on a 27-acre plot of land in Austin, Texas. Armed with a bucket of good intentions, 20 Rhode Island Red hens and, later, a thousand baby chicks, we proved that it is possible to produce the highest-quality, humanely raised food at scale. Our first sales came from farmers markets and restaurants in the Austin area. Less than a year later, our delicious eggs were discovered by Whole Foods, who helped transform our backyard passion into a thriving business.

We began with the purpose of bringing ethically produced food to the table. We executed on our purpose by curating a collection of well-supported family farms to operate within a strictly defined set of agricultural practices that includes the humane treatment of farm animals as a central tenet. A decade later, we remain committed to expanding on our purpose and promoting the superior nature of Vital Farms products. We educate consumers to migrate them from their typical food choices and, by doing so, create opportunities for more family farms to benefit from our ethical, humane and sustainable business model.

Through the lens of Conscious Capitalism, taking care of our stakeholders is paramount to what we do. It is the fabric of our brand. With that in mind, we have established deep, sustainable, long-term relationships with approximately 200 small family farms. Our principles resonate with today’s consumers, who increasingly care about animal welfare, environmental responsibility and ethical values. As a result, our brand has grown exceptionally over the last decade to become the market leader with a 72% share of the U.S. pasture-raised retail egg market.

Since our launch in 2007, we have grown to 20 retail SKUs across five product categories, most recently adding butter, hard-boiled eggs, ghee and liquid whole eggs to our portfolio. We offer our products through a multi-channel retail distribution network and have invested over $19 million to create a highly efficient supply chain. Our premium and values-driven positioning engenders trust with consumers and makes Vital Farms a strategic and valuable brand for retailers. And, as we continue to build a trusted brand in eggs and butter, I am optimistic about the categories we could potentially disrupt to offer consumers and other stakeholders better options.

Our brand ethos of humane farming and ethically produced foods, coupled with our balanced focus on our stakeholders, has produced rewarding operational and financial results. Since the beginning of 2014, we have grown net revenue over 390%, entered our second major category, butter, and built our first state-of-the-art shell egg processing facility, Egg Central Station. For fiscal 2019, year-over-year net revenue was up approximately 32%, and we continue to see strong interest from farmers looking to become a part of our attractive supply chain. As we continue to grow and expand, we remain vigilant in upholding our values, which truly do inform every decision that we make.

I am extremely gratified and humbled to be working with a group of amazing stakeholders: the farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders that have collectively written the Vital Farms story to date. As we move to our next chapter, we will endeavor to continually earn and uphold the trust of all of our stakeholders each and every day – including you.

Matthew O’Hayer

Founder & Executive Chairman

BUSINESS

Our Company: Bringing Ethically Produced Food to the Table

Vital Farms is an ethical food company that is disrupting the U.S. food system. We have developed a framework that challenges the norms of the incumbent food model and allows us to bring high-quality products from our network of small family farms to a national audience. This framework has enabled us to become the leading U.S. brand of pasture-raised eggs and butter and the second largest U.S. egg brand by retail dollar sales. Our ethics are exemplified by our focus on the humane treatment of farm animals and sustainable farming practices. We believe these standards produce happy hens with varied diets, which produce better eggs. There is a seismic shift in consumer demand for ethically produced, natural, traceable, clean-label, great-tasting and nutritious foods. Supported by a steadfast adherence to the values on which we were founded, we have designed our brand and products to appeal to this consumer movement.

Our purpose is rooted in a commitment to Conscious Capitalism, which prioritizes the long-term benefits of each of our stakeholders (farmers and suppliers, customers and consumers, communities and the environment, crew members and stockholders). Our business decisions consider the impact on all of our stakeholders, in contrast with the factory farming model, which principally emphasizes cost reduction at the expense of animals, farmers, consumers, crew members, communities and the environment. These principles guide our day-to-day operations and, we believe, help us deliver a more sustainable and successful business. Our approach has been validated by our financial performance and our designation as a Certified B Corporation, a certification reserved for businesses that balance profit and purpose to meet the highest verified standards of social and environmental performance, public transparency and legal accountability.

Our Ethical Decision-Making Model

Stakeholders	Guiding Principles

Farmers and Suppliers	• Forming strong relationships with our network of approximately 200 small family farms, who are the foundation of our resilient and reliable supply chain

Customers and Consumers	• Delivering the transparency and quality around food products that today’s consumers demand

Crew Members	• Empowering our crew members by investing in their financial security, development and overall well-being

Community and Environment	• Investing in our community and being conscious stewards of the environment

Stockholders	• Building a sustainable company for the long term by delivering stockholder value

We have scaled our brand through our strong relationships with small family farms and deliberate efforts to design and build the infrastructure to bring our products to a national audience. Today, with a network of approximately 200 family farms, we believe our ethically produced pasture-raised products have set the national standard for ethically produced food. We believe the success of our relationships with small family farms and the efficiency of our supply chain provide us with a competitive advantage in the approximately $45 billion U.S. natural food and beverage industry, in which achieving reliable supply at a national scale can be challenging. In 2017, we opened Egg Central Station, a shell egg processing facility in Springfield, Missouri, which is centrally located within our network of family farms. Egg Central Station is capable of packing three million eggs per day and has achieved Safe Quality Food or SQF, Level 3 certification, the highest level of such certification from the Global Food Safety Initiative, or GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies, globally to have received the SQF Institute, or SQFI, Select Site certification, indicating that the site has voluntarily elected to undergo annual unannounced recertification audits by SQFI, the organization responsible for administering a global food safety and quality program known as the SQF Program. The design of Egg Central Station includes investments in support of each of our stakeholders, from our crew members (daylighting, climate control, slip resistant floors in the egg grading room), to the community and environment (consulting with the community before we built the facility, restoring native vegetation on the property, best-in-class storm water management), to our customers and consumers (food safety and maintenance investments far beyond regulatory requirements). We believe owning and operating this important element of our supply chain is a key differentiator and provides us with a competitive advantage, which we intend to continue to leverage to grow both our net revenue and gross margin.

Our loyal and growing consumer base has fueled the expansion of our brand from the natural channel to the mainstream channel and facilitated our entry into the foodservice channel. As of December 29, 2019, we offer 20 retail SKUs through a multi-channel retail distribution network across approximately 13,000 stores. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in key traffic-generating categories as compared to products offered by our competitors. We believe we have significant room for growth within the retail and, in the medium- to long-term, foodservice channels and can capture this opportunity by growing brand awareness and through new product innovation. We also believe there are incremental growth opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets, which we may access along with retail growth opportunities to enable us to continue our net revenue growth.

We have built a sustainable company founded on ethically produced products that increasingly resonate with consumers. Our trusted brand and Conscious Capitalism-focused business model have resulted in significant growth. We have increased net revenue from $1.9 million in fiscal 2010 to $140.7 million in fiscal 2019, which represents a 61% CAGR. From fiscal 2017 to fiscal 2019, we grew net revenue by 90% and the number of stores carrying our products increased by 50%. Going forward, we expect the consumer movement away from factory farming practices will continue to fuel demand for ethically produced food. According to a 2018 survey of nearly 30,000 international consumers, 62% want brands to have ethical values and demonstrate authenticity in all parts of their business. We believe these demands extend to the food industry and that consumers are recognizing the benefits of pasture-raised egg and dairy products. Management is committed to ensuring our values remain aligned with those of our consumers while delivering stockholder value.

Evidence of our historical success in continuing to scale our business is shown in the graphics below. All dates refer to the year ended December 31, except for 2018 and 2019, which refer to the fiscal year ended December 30 and December 29, respectively.

Number of Stores	Net Revenue	Gross Profit
	$MM	$MM

Our History

Matthew O’Hayer and his wife Catherine Stewart founded Vital Farms in 2007 on a 27-acre plot of land in Austin, Texas. Armed with a small flock of hens, they maintained a strong belief that a varied diet and better animal welfare practices would lead to superior eggs. Our first sales came from farmers markets and restaurants around Austin and, less than a year later, our eggs were discovered by Whole Foods. Matt and Catherine saw the opportunity to do something more than sell eggs to a few stores. They chose to build a sustainable company that aligned with the family farming community and was able to profitably deliver quality products to a devoted consumer base. As our business has continued to grow, our model remains rooted in trust and mutual accountability with our farmers, who are and will remain core to our business.

In 2014, our current president and chief executive officer, Russell Diez-Canseco, joined Vital Farms and led the development of our large and scalable network of family farms. In 2015, recognizing the opportunity to elevate our production process and bolster long-term growth and profitability, we began the design process for Egg Central Station, which opened in 2017 in Springfield, Missouri. We meticulously designed Egg Central Station in service of all of our stakeholders by improving on the best practices we observed across numerous world-class facilities. Today, Egg Central Station is capable of packing three million eggs per day and has achieved SQF Level 3 certification, the highest level of such certification from the GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies, globally to have received the SQFI Select Site certification.

Demand for our high-quality products has enabled us to expand our brand beyond the natural channel and into the mainstream channel through relationships with Albertsons, Kroger, Publix, Target, Walmart and numerous other national and regional food retailers. As of November 2019, our ethically produced pasture-raised products are sold in approximately 13,000 stores nationwide. Over the course of our journey, our founder, Matthew O’Hayer, has continued to inform our strategic vision and remains intimately involved with the business as our executive chairman, going so far as to personally read and ensure a written response to each email and letter we receive from our loyal consumers.

Our Purpose

Our purpose is to bring ethically produced food to the table. We do this by partnering with family farms that operate within our strictly defined set of ethical food production practices. We are motivated by the influence we have on rural communities through creating impactful, long-term business opportunities for small family farmers. Moreover, we are driven to stand up for sustainable production practices that have been largely cast aside under the factory farming system. In our view, this system has been consistently misguided, focused on producing products at lowest cost rather than driving long-term and sustainable benefits for all stakeholders.

Since inception, our values have been rooted in the principles of Conscious Capitalism. We believe managing our business in the best interest of all of our stakeholders will result in a more successful and sustainable enterprise. A key premise of our business model is our consumer-centric approach, which focuses on identifying consumer needs and developing products that address these needs. While remaining committed to ethical decision-making, we have achieved strong financial performance and earned the Certified B Corporation designation, reflecting our role as a contributor to the global cultural shift toward redefining success in business in order to build a more inclusive and sustainable economy. We believe our consumers connect with Vital Farms because they love our products, relate to our values and trust our practices.

Industry Overview

We operate in the large and growing U.S. natural food and beverage industry that, according to SPINS, LLC data, generated total retail sales of approximately $45.0 billion in 2018 accounting for approximately 10% of total food and beverage sales and grew at an 8% CAGR between 2016 and 2018, outpacing total food and beverage growth of 1% over the same period. Consumer awareness of the negative health, environmental and agricultural impacts of processed food and factory farming standards has resulted in increased consumer demand for ethically produced food. We believe this trend has had a meaningful impact on the growth of the natural food industry, which is increasingly penetrating the broader U.S. food market as mainstream retailers respond to consumer demand. We believe increased demand for natural food and a willingness to pay a premium for brands focused on transparency, sustainability and ethical values will continue to be a catalyst for our growth.

According to SPINS, LLC data, the U.S. shell egg market in 2018 accounted for $6 billion in retail sales and has grown at a CAGR of 6.4% between 2016 and 2018. Our relatively low household penetration of 2%, compared to the shell egg category penetration of 95%, provides a significant long-term growth opportunity for our business. Additionally, we estimate that the U.S. processed egg market in 2018 accounted for $3 billion in retail sales. According to SPINS, LLC data, the U.S. butter market in 2018 accounted for $3 billion in retail sales and has grown at a CAGR of 3.4% between 2016 and 2018. We believe the strength of our platform, coupled with significant investments in our crew members and infrastructure, position us to continue to deliver industry-leading growth across new and existing categories.

Our Strengths

Trusted Brand Aligned with Consumer Demands

We believe consumers have grown to trust our brand because of our adherence to our values and a high level of transparency. We have positioned our brand to capitalize on growing consumer interest in natural, clean-label, traceable, ethical, great-tasting and nutritious foods. Growing public awareness of major issues connected to animal farming, including human health, climate change and resource conservation, is closely aligned with our ethical mission. We believe consumers are increasingly focused on the source of their food and are willing to pay a premium for brands that deliver transparency, sustainability and integrity. As a company focused on driving the success of our stakeholders, our brand resonates with consumers who seek to align themselves with companies that share their values. Through our Vital Times newsletter and social media presence, we cultivate and support our relationship with consumers by communicating our values, building trust and promoting brand loyalty. For example, a survey we conducted in November 2019 found that 31% of our consumers surveyed insist on purchasing our egg brand and would not purchase another in its place.

Strategic and Valuable Brand for Retailers

Our historical performance has demonstrated that we are a strategic and valuable partner to retailers. We have innovated and grown into adjacent food categories while reaching a broad set of consumers through a variety of retail partners, including Albertsons, Kroger, Publix, Target and Walmart. As of November 2019, we are the number one or two egg brand by retail dollar sales for branded eggs with key customers such as Kroger, Sprouts and Target. We believe the success of our brand demonstrates that consumers are demanding premium products that meet a higher ethical standard. We have expanded into the mainstream channel while still continuing to command premium prices for our ethically produced products, which sell for as much as three times the price of commodity eggs. We believe that our products are more attractive to retail customers because they help generate growth, deliver strong gross profits and drive strong velocities, as represented by the natural channel velocities depicted below.

Vital Farms Natural Channel Velocity versus All Other Competitors (1)

Refrigerated Eggs (2)	Refrigerated Butter (3)

Source: Refrigerated Eggs & Refrigerated Butter - SPINS, LLC Natural Channel, 52 Weeks Ending November 3, 2019

(1)	Channel Velocity ($ / Store / Item / Week) is defined as weekly sales per store per item of our products sold in retailers included in the Natural Channel.
(2)	Refrigerated egg competitors represent shell eggs in the Natural Channel.
(3)	Refrigerated butter competitors represent butter brands in the Natural Channel, excluding clotted cream and clarified butter.

Supply Chain Rooted in Commitment to Our Stakeholders

Our ongoing commitment to the social and economic interests of our stakeholders guides our supply chain decisions. We carefully select and partner with family farms in the Pasture Belt, the U.S. region where pasture-raised eggs can be produced year-round. We establish supply contracts that we believe are attractive for all parties, demonstrate our commitment to our network of small family farms through educational programs that transfer critical best practice knowledge, and pay farmers competitive prices for high-quality pasture-raised eggs. We believe our commitment to farmers facilitates more sustainable farm operations and significantly reduces turnover. Our network of small family farms gives us a strategic advantage through a scaled and sustainable supply chain and allows us to go to market with the highest quality pasture-raised premium products.

Map of the Pasture Belt

Experienced and Passionate Team

We have an experienced and passionate executive management team that we refer to as the “C-crew,” which has approximately 60 years of combined industry experience and includes our president and chief executive officer, Russell Diez-Canseco, a seasoned food industry expert with over 16 years of relevant experience, including at H-E-B, a privately held supermarket chain. Our C-crew works in partnership with Matthew O’Hayer, our founder and executive chairman, who continues to inform our strategic vision with the entrepreneurial perspective gained through over 40 years of building businesses. We also have a deep bench of talent with strong business and operational experience, and crew members at all levels of our organization are passionate about addressing the needs of our stakeholders. We have leveraged the experience and passion of our C-crew, our founder and executive chairman, and our other crew members to grow net revenue over 390% since the beginning of 2014, enter our second major food category, butter, and build our first shell egg processing facility, Egg Central Station.

Our Growth Strategies

We believe our investments in our brand, our stakeholders and our infrastructure position us to continue delivering industry-leading growth that outpaces both the natural food industry and the overall food industry.

Expand Household Penetration through Greater Consumer Awareness

Critical to the success of our mission is our ability to share the Vital Farms story with a broader audience. By educating consumers about our brand, our values and the premium quality of our products, we intend to increase our household penetration. Our relatively low household penetration of 2% for our pasture-raised shell eggs, compared to the shell egg category penetration of 95%, shows that expanding the national presence of our brand offers a significant runway for future growth.

We are well positioned to increase household penetration of our products given their alignment with consumer trends and approachability with consumers. We intend to increase the number of consumers who buy our products by using digitally integrated media campaigns, social media tools and other owned media channels. We believe these efforts will educate consumers on our ethical values and the attractive attributes of our pasture-raised products, generate further demand for our products and ultimately expand our consumer base.

Grow Within the Retail Channel

By leveraging greater consumer awareness and demand for our brand, we believe there is significant opportunity to grow volume with existing retail customers. Our products generate stronger velocities and, we believe, greater profitability per unit for our retail customers in the categories in which we compete. By capturing greater shelf space, driving higher product velocities and increasing our SKU count, we believe there is meaningful runway for further growth with existing retail customers. Beyond our existing retail footprint, we believe there is significant opportunity to gain incremental stores from existing retail customers as well as to add new retail customers. We also believe there are significant further long-term opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets.

Expand Footprint across Foodservice

We believe there is significant demand for our products in the foodservice channel. We see significant opportunity for medium- to long-term growth in this channel through sales to foodservice operators supported by joint marketing and advertising. Our brand has a differentiated value proposition with consumers, and we believe consumers are increasingly demanding ethically produced ingredients when they eat outside of the home. We believe that more consumers will look for our products on menus, particularly with foodservice partners whose values are aligned with our own, and that on-menu branding of our products as ingredients in popular meals and menu items will drive traffic and purchases in the foodservice channel. An example of our recent foodservice growth initiative is our relationship with Tacodeli, which sells breakfast tacos made exclusively with our pasture-raised shell eggs across 11 restaurant locations and more than 100 points of distribution, such as coffee shops and farmers market stands, across Texas. We believe branded foodservice offerings will further drive consumer awareness of our brand and purchase rates of our products in the retail channel.

Extend Our Product Offering through Innovation

The successes of our core products have confirmed our belief that there is significant demand for pasture-raised and ethically produced food products. We expect to continue to extend our product offerings through innovation in both new and existing categories. In 2018, we launched the only pasture-raised hard-boiled eggs in the U.S. market, and in 2019, we launched both ghee and liquid whole eggs, the latter of which are the only pasture-raised liquid whole eggs in the U.S. market. The success of our product portfolio and our proprietary consumer surveys confirm our belief that there is significant demand for our brand across a wide spectrum of food categories. Within this broader market, we believe the U.S. refrigerated value-added dairy category represents a total addressable market of $33.6 billion and is the closest adjacency and best near-term opportunity for our brand. We have several products in our innovation pipeline that we believe will be successful in these adjacent markets.

Product Overview

We currently produce five pasture-raised products sourced from animals raised on small family farms: shell eggs, butter, hard-boiled eggs, ghee and liquid whole eggs.

Our original and core product is pasture-raised shell eggs. We defined the pasture-raised egg category by following European-rooted standards codified by the Certified Humane Program, which require each hen to have at least 108 square feet of land and daily outdoor access. Our pasture-raised shell eggs are ethically produced and our consumers consistently tell us that they provide a richer taste and color than other eggs on the market. The retail varieties of our pasture-raised shell eggs are based on supplemental feed type (certified organic, non-GMO project verified and conventional), egg size (medium, large, extra large and jumbo) and pack size (6, 12 and 18 count).

In 2015, we saw an opportunity in the U.S. refrigerated value-added dairy market for premium, pasture-raised butter with artisanal qualities, such as higher butterfat content, sea salt and traditional slow-churn methods. Our consumer research and basket analysis also identified butter as a highly complementary product category to eggs in terms of usage and buyer profile. Today, we offer unsalted and sea salted varieties of our pasture-raised butter, which has 85% butterfat and is sold in two-stick packs.

In March 2018, we launched pasture-raised hard-boiled eggs to broaden the appeal of our brand and satisfy an incremental usage occasion – ready-to-eat snacking. That launch was quickly followed by the introduction of our pasture-raised liquid whole eggs in August 2019. We currently provide the only pasture-raised liquid whole egg in the estimated $3 billion U.S. processed egg market, which has seen little innovation in decades and has traditionally been dominated by egg whites.

In February 2019, we introduced pasture-raised ghee, followed in August 2019 by the release of a first of its kind ghee in a squeeze bottle format. Our pasture-raised ghee meets the standards consumers expect from the Vital Farms brand, with original and pink Himalayan salt varieties.

Motivated by our mission, our success and our customers’ feedback, we continue to innovate and expand our product offering to address growing consumer demand for pasture-raised and ethically produced products.

Pasture-Raised Shell Eggs
Pasture-Raised Butter
Pasture-Raised Hard-Boiled Eggs
Pasture-Raised Ghee
Pasture-Raised Liquid Whole Eggs

Innovation

The successes of our core products have confirmed our belief that there is significant demand for pasture-raised and ethically produced food products. We expect to continue to extend our product offerings through innovation in both existing and new categories. We have a dedicated product development team that leverages comprehensive consumer insights and trend data to provide innovative solutions and ideas that meet new consumer needs and usage occasions. We also have a proven innovation model that utilizes a trusted network of partners to bring products to market without requiring significant upfront investment. We are committed to building on the success of our recent product launches and continuing to introduce consumers to our expanding range of ethically produced food products.

Marketing

Our multi-faceted, consumer-centric marketing strategy has been instrumental in building our brand and driving net revenue. Our marketing strategy is aimed at solidifying our brand’s positioning as a leading provider of ethically produced food. We execute on this strategy by advertising through digitally integrated media campaigns, social media tools and other owned media channels. Our brand’s standout packaging has been a signature communication vehicle since our inception. We maintain a presence across all major social media platforms.

Under the leadership of our chief marketing officer, Scott Marcus, our brand has grown rapidly into a market leader with a 72% share of the U.S. pasture-raised retail egg market. Our brand awareness is represented by a strong social media following, with over 81,000 Instagram followers as of November 2019. Building on prior success, we will continue to invest in the brand through digitally integrated national media campaigns and build customer loyalty through other media formats, including our quirky Vital Times newsletter, now in its tenth year of print, which is placed in each egg carton. During the past two years, we have circulated over 50 million copies of our Vital Times newsletter.

Building upon a landscape of shifting consumer preferences, we are focused on reaching new consumers to educate them about our ethically focused value proposition. We work continuously to understand our consumers and leverage those insights to develop impactful communication plans and messaging. We remain focused on deploying our sophisticated marketing capabilities and world-class sales team to ensure that both customers and consumers understand the Vital Farms story.

Our Customers

We market our products throughout the United States with the majority of our net revenue coming from our pasture-raised egg products. As of November 2019, we currently distribute through third parties and direct to retailers to reach approximately 13,000 stores. With significant expansion in recent years, our retail sales are evenly distributed between the natural channel and mainstream channel. Because of our brand equity, loyal consumer base and expanding line of high-quality products, we believe there are attractive growth opportunities across these channels, in addition to a sizable opportunity in the foodservice channel in the medium- to long-term. We believe there are also incremental growth opportunities in additional distribution channels, including the convenience, drugstore, club, military and international markets, which we may access, along with retail growth opportunities, to enable us to continue our net revenue growth.

Natural Channel

Natural channel retailers, including Whole Foods and Sprouts, represented approximately 49%, 49% and 47% of our retail dollar sales in fiscal years 2017, 2018 and 2019, respectively.

Mainstream Channel

Widespread consumer demand for high-quality and traceable foods has driven our expansion into the mainstream channel with national retailers, including Albertsons, Kroger, Publix, Target and Walmart. We began selling eggs in select Kroger divisions in 2014. Since that time, Kroger has grown to become our second largest customer, offering our products in over 2,000 stores. We also continue to expand our relationships with Albertsons, Publix, Target and Walmart. The mainstream channel represented approximately 51%, 51% and 53% of our retail dollar sales in fiscal years 2017, 2018 and 2019, respectively.

Foodservice Channel

In addition to our primary natural and mainstream channels, we have a presence in foodservice through the sale of shell eggs to select accounts. We expect our foodservice business to continue to grow in the medium- to long-term through expansive new relationships with broad-line distributors, as well as direct accounts. In fiscal years 2017, 2018 and 2019, the foodservice channel accounted for 4%, 2% and 2%, respectively, of our net revenue. Our established foodservice relationships help to extend our marketing efforts through unique co-branding opportunities. We plan to continue to capitalize on these opportunities as we work to introduce new products through the foodservice channel.

One example of our successful foodservice programs is Tacodeli, a popular chain based in Austin, Texas with 11 restaurant locations and more than 100 points of distribution, such as coffee shops and farmers market stands, across Texas. In the spring of 2019, Tacodeli committed to exclusively using Vital Farms eggs for its breakfast tacos, branded with our logo on menus and taco wrappers. We have also built a marketing partnership with Tacodeli to demonstrate the quality of our co-branded offering and to increase consumer awareness of our brands via social media, public relations and other events.

Vital Farms and Tacodeli Co-Branding

Our products can also currently be found in micro-markets in the Austin, Texas offices of Apple Inc., Facebook, Inc., Google LLC and YETI. We also believe there is significant additional opportunity in the hospitality industry, college and universities, and additional restaurant chains.

Supply Chain

We have strategically designed our supply chain to ensure high-production standards and optimal year-round operation. We are motivated by the positive impact we have on rural communities and enjoy a strong relationship and reputation with our network of approximately 200 small family farms. In order to capitalize on this strong supply network, we built a state-of-the-art shell egg processing facility, Egg Central Station in Springfield, Missouri. Egg Central Station is approximately 82,000 square feet and utilizes highly automated equipment to grade and package our shell egg products. The design of our facility includes investments in support of each of our stakeholders, from our crew members (daylighting, climate control, slip resistant floors in the egg grading room), to the community and environment (consulting with the community before we built the facility, restoring native vegetation on the property, best-in-class storm water management), to our customers and consumers (food safety and maintenance investments far beyond regulatory requirements). Today, Egg Central Station is capable of packing three million eggs per day and has achieved SQF Level 3 certification, the highest level of such certification from the GFSI. In addition, Egg Central Station is the only egg facility, and we are one of only six companies, globally to have received the SQFI Select Site certification, indicating that the site has voluntarily elected to undergo annual unannounced recertification audits by SQFI, the organization responsible for administering a global food safety and quality program known as the SQF Program. To facilitate further growth, we have established a plan to double the capacity of Egg Central Station through a mirror-image expansion adjacent to the existing location.

Our eggs are kept in on-farm coolers using precise equipment specified by us. The eggs are then collected on a regular basis by a third-party freight carrier and placed in cold storage until packing for shipment to customers. Each of our butter, ghee, hard-boiled eggs and liquid whole egg products have a dedicated co-manufacturing partner. To support the growth of our business, we are focused on expanding existing relationships and establishing new co-manufacturing relationships.

Our egg packaging consists of corrugated boxes and egg cartons. Our corrugated boxes are sourced from a supplier in Springfield, Missouri, and our egg cartons are sourced from Canada and Europe from a single-source supplier. Our other products are packaged in jars, bottles, film and cartons that are primarily managed by our co-manufacturing partners. In every case we strive to find the most sustainable and environmentally considered packaging, shipping materials and inks.

Competition

We operate in a highly competitive environment across each of our product categories. We have numerous competitors of varying sizes, including producers of private-label products, as well as producers of other branded egg and butter products that compete for trade merchandising support and consumer dollars. We compete with large egg companies such as Cal-Maine, Inc. and large international food companies such as Ornua (Kerrygold). We also compete directly with local and regional egg companies, as well as private-label specialty egg products processed by other egg companies. In our market, competition is based on, among other things, product quality and taste, brand recognition and loyalty, product variety, product packaging and package design, shelf space, reputation, price, advertising, promotion and nutritional claims.

Shell eggs may be sourced from hens that are caged, cage free, free range or pasture raised. Large egg companies offer commodity eggs sourced from caged hens, and in an attempt to address growing consumer demand for ethically produced and higher quality eggs, they have also grown their cage-free and free-range offerings.

Although we operate in competitive industries, we believe that we have a strong and sustainable competitive advantage based on an ongoing process of values-driven decisions, our fundamental commitment to producing food ethically and humanely, the trust we have developed in our brand, and our ability to provide reliable supply to our distribution partners and customers. We built and operate what we believe is one of the largest sourcing and distribution networks of family farms with strong growth potential. By focusing on the interests of each of our stakeholders, we believe we have created a model that attracts the best family farm partners, produces the highest quality product and creates benefits for all parties. We believe our experience in building this network will provide significant scale and execution advantages as we continue to expand.

Government Regulation

We are subject to laws and regulations administered by various federal, state and local government agencies in the United States, such as the USDA, the FDA, the FTC, the EPA and the OSHA. These laws and regulations apply to the processing, packaging, distribution, sale, marketing, labeling, quality, safety and transportation of our products, as well as our occupational safety and health practices.

Under various federal statutes and implementing regulations, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our products and the manufacturing, labeling, marketing, promotion and advertising thereof. With respect to eggs in particular, the FDA and the USDA split jurisdiction depending on the type of product involved. While the FDA has primary responsibility for the regulation of shell eggs, the USDA has primary responsibility for the regulation of dried, frozen or liquid eggs and other “egg products,” subject to certain exceptions.

Among other things, the facilities in which our products are manufactured or processed must register with the FDA and/or the USDA, comply with cGMPs and comply with a range of food safety and labeling requirements established by the FDCA, as amended by the Food Safety Modernization Act of 2011, the EPIA, the OFPA and the AMA, among other laws implemented by the FDA, the USDA and other regulators. The FDA and the USDA have the authority to inspect these facilities depending on the type of product involved; For example, Egg Central Station, our facility in Springfield, Missouri, has been subject to periodic inspections by the USDA to evaluate compliance with certain applicable requirements, and the FDA may likewise inspect the facility. The FDA and the USDA also require that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading. Similarly, the FTC requires that our marketing and advertising be truthful, non-misleading and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including nutrient content claims, health claims, organic claims and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements. We also participate in the USDA’s voluntary egg grading program, which requires compliance with additional labeling and facility requirements.

In addition, our suppliers are subject to numerous regulatory requirements. For example, the farmers who produce our shell eggs may be subject to requirements implemented by the FDA pertaining to pest control, salmonella enteritidis prevention and other requirements.

We are also subject to state and local food safety regulation, including registration and licensing requirements for our facilities, enforcement of standards for our products and facilities by state and local health agencies, and regulation of our trade practices in connection with selling our products.

We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our co-manufacturers, distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters.

Certified B Corporation

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, in December 2015, we were designated as a Certified B Corporation.

In order to be designated as a Certified B Corporation, companies are required to take a comprehensive and objective assessment of their positive impact on society and the environment. The assessment evaluates how a company’s operations and business model impacts its workers, customers, suppliers, community and the environment using a 200-point scale. While the assessment varies depending on a company’s size (number of employees), sector and location, representative indicators in the assessment include payment above a living wage, employee benefits, stakeholder engagement, supporting underserved suppliers and environmental benefits from a company’s products or services. After completing the assessment, B Lab will verify the company’s score to determine if it meets the 80-point minimum bar for certification. The review process includes a phone review, a random selection of indicators for verifying documentation and a random selection of company locations for onsite reviews, including employee interviews and facility tours. Once certified, every Certified B Corporation must make its assessment score transparent on B Lab’s website.

Acceptance as a Certified B Corporation and continued certification is at the sole discretion of B Lab. To maintain our certification, we are required to update our assessment and verify our updated score with B Lab every three years. We will need to update our current certification no later than February 2021 and further update our certification within 90 days following the effective date of this offering.

Public Benefit Corporation Status

In connection with our Certified B Corporation status and as a demonstration of our long-term commitment to our mission to bring ethically produced food to the table by coordinating a network of family farms to operate with a well-defined set of organic agricultural practices that includes the humane treatment of farm animals as a central tenet, we elected in October 2017 to be treated as a public benefit corporation under Delaware law.

Under Delaware law, a public benefit corporation is required to identify in its certificate of incorporation the public benefit or benefits it will promote and its directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the corporation’s stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose to stockholders at least biennially a report detailing their success in meeting their benefit objectives.

As provided in our certificate of incorporation, the public benefits that we promote, and pursuant to which we manage our company, are: (i) bringing ethically produced food to the table; (ii) bringing joy to our customers through products and services; (iii) allowing crew members to thrive in an empowering, fun environment; (iv) fostering lasting partnerships with our farms and suppliers; (v) forging an enduring profitable business; and (vi) being stewards of our animals, land, air and water, and being supportive of our community. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Public Benefit Corporation Status” for additional information.

Seasonality

Demand for shell eggs fluctuates in response to seasonal factors. Shell egg demand tends to increase with the start of the school year and is highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter and the lowest during the summer months. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Trademarks and Other Intellectual Property

We own trademarks and other proprietary rights that are important to our business, including our principal trademark, Vital Farms. All of our trademarks are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We believe the protection of our trademarks, copyrights and domain names are important to our success. We aggressively protect our intellectual property rights by relying on trademark and copyright.

Culture and Employees

We take great pride in our culture. We embrace collaboration and creativity and encourage the iteration of ideas to address complex challenges. Transparency and open dialogue are central to how we work, and we aim to ensure that company news reaches our crew members first through internal channels. Despite our sustained growth, we still cherish our roots as an ethically driven food company and wherever possible empower crew members to act on great ideas that support our purpose and values regardless of their role or function within the company. We strive to hire great crew members, with backgrounds and perspectives as diverse as those of our consumers, and value them as stakeholders. We work to provide an environment where these talented people can have fulfilling careers addressing what we believe to be some of the biggest challenges in the food industry. Our crew members are among our best assets and are critical for our continued success. We expect to continue investing in hiring talented crew members and providing competitive compensation programs to our crew members.

As of December 29, 2019, we had approximately 161 full-time crew members, including 103 in operations, 28 in sales and marketing, 9 in finance and 21 in general and administrative functions, all of whom are located in the United States. Of our full-time crew members, three are contract workers. None of our crew members is represented by a labor union. We have never experienced a labor-related work stoppage, and we consider our relations with our crew members to be good.

Facilities

We lease our corporate headquarters located at 3601 South Congress Avenue, Austin, Texas, where we occupy approximately 9,000 square feet of office space pursuant to a lease that expires in April 2026, with an option to extend this lease for a successive period of five years. We own an approximately 82,000 square foot shell egg processing facility in Springfield, Missouri, which we refer to as Egg Central Station. We also lease warehouse space for 5,000 rentable pallet spaces in Webb City, Missouri pursuant to a lease that expires in December 2021. We believe that our current facilities are suitable and adequate to meet our current needs.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of April 1, 2020:

Name	Age	Position
Executive Officers:
Matthew O’Hayer	64	Founder, Executive Chairman and Director
Russell Diez-Canseco	47	President, Chief Executive Officer and Director
Jason Dale	48	Chief Operating Officer and Chief Financial Officer
Scott Marcus	45	Chief Marketing Officer
Non-Employee Directors:
Anthony Davis	51	Director
Brent Drever	48	Director
Elisabeth Foster	54	Director
Alan Kelley	51	Director
Kelly Kennedy	51	Director
Karl Khoury	50	Director
Denny Marie Post	62	Director
Steve Young	49	Director

Executive Officers

Matthew O’Hayer is our founder and has served as a member of our board of directors since inception and as our executive chairman since April 2019. From September 2007 to April 2019, Mr. O’Hayer served as our chief executive officer. Mr. O’Hayer is also the founder and has served as the president of the Organic Egg Farmers of America, an industry association that hosts agricultural conventions on topics related to organic egg production. We believe that Mr. O’Hayer is qualified to serve on our board of directors because of his leadership in conceptualizing and developing our brand and business, his deep expertise in the food business, his extensive knowledge of our industry and his 40 years of experience building businesses.

Russell Diez-Canseco has served as our president and chief executive officer since May 2019 and as a member of our board of directors since December 2019. Prior to this, Mr. Diez-Canseco served as our president and chief operating officer from November 2015 to April 2019, as our chief operating officer from October 2014 to October 2015 and as our vice president of operations from January 2014 to September 2014. Prior to joining us, Mr. Diez-Canseco spent several years with McKinsey & Company, a worldwide management consulting firm, H-E-B, a supermarket chain, and the Central Intelligence Agency. Mr. Diez-Canseco received his M.B.A. from Harvard Business School and earned his A.B. in Economics from the University of California at Berkeley. We believe Mr. Diez-Canseco’s strategic vision for our company and his extensive business experience, including in the food industry, make him qualified to serve on our board of directors.

Jason Dale has served as our chief operating officer and chief financial officer since January 2020. Prior to this, Mr. Dale served as our chief operating officer from August 2019 to January 2020 and as our chief financial officer from October 2014 to August 2019. Prior to joining us, Mr. Dale held a variety of executive management roles at Michael Angelo’s Gourmet Foods, Inc., a producer of premium, authentic frozen Italian entrees, including chief financial officer and chief operating officer, from August 2002 to May 2014. Mr. Dale received his B.S.B. in Accounting from the University of Phoenix.

Scott Marcus has served as our chief marketing officer since May 2019. Prior to this, Mr. Marcus served as our vice president of sales and marketing from July 2018 to April 2019 and as our vice president of marketing from February 2016 to July 2018. Prior to joining us, Mr. Marcus served in various roles at Mondelēz International, Inc. (formerly Kraft Foods), an American multinational confectionery, food and beverage holding company, including marketing director for the Savory brands North America business from January 2015 to

December 2015, brand marketing director of the Ritz franchise from June 2014 to January 2015 and senior brand manager of belVita Breakfast United States from August 2012 to June 2014. Mr. Marcus received his M.B.A from The Fuqua School of Business at Duke University and his B.B.A. in Marketing from The George Washington University.

Non-Employee Directors

Anthony Davis has served as a member of our board of directors since December 2015. Mr. Davis has served as chief executive officer and chief investment officer of Inherent Group LLC, a long-term, value investment firm focused on environmental, social and governance, since August 2015. Prior to that, Mr. Davis served as the co-founder, president and portfolio manager of Anchorage Capital Group, a New York-based registered investment adviser, from 2003 to 2015. Mr. Davis received his M.B.A. from Wharton School of Business at the University of Pennsylvania, his M.A. from the Lauder Institute at the University of Pennsylvania and his B.S. in Electrical Engineering from Brigham Young University. We believe that Mr. Davis is qualified to serve on our board of directors because of his extensive financial and business experience.

Brent Drever has served as a member of our board of directors since March 2019. Mr. Drever has served as co-founder and chief operating officer of Manna Tree Partners, an asset management firm focused on food supply chain transparency, since 2018. Prior to that, Mr. Drever co-founded Acuity Institute in May 2005, a provider of leadership training, coaching and consulting, where he served as chief executive officer from April 2012 to October 2018 and has served as advisor since October 2018. Since September 2017, Mr. Drever has served as co-founder and board president of Zealous Schools, a micro school. Mr. Drever holds a B.S. in Architectural Engineering from the University of Colorado at Boulder. We believe that Mr. Drever is qualified to serve on our board of directors because of his diverse business, management and leadership experience across a variety of industries, including food supply.

Elisabeth Foster has served as a member of our board of directors since December 2015. Ms. Foster has served as global vice president, growth and business development of Whole Foods Markets, Inc., a multinational supermarket chain, since April 2007. Ms. Foster has served in various roles at Whole Foods for over 25 years, including as national operations controller, vice president and chief information officer and vice president of purchasing, distribution and private label. Ms. Foster also serves as an assistant secretary at Bowie Strategic Investments, Inc. Ms. Foster received her M.B.A. from the University of Houston and her B.S. in Computer Science from the University of Alabama. We believe that Ms. Foster is qualified to serve on our board of directors because of her experience in the food business and branded consumer goods and leadership of a complex organization.

Alan Kelley has served as a member of our board of directors since June 2013. Mr. Kelley has served as a managing director of SJF Ventures, a venture capital firm focused on investing in high-growth, positive impact companies, since September 2006. Prior to joining SJF Ventures, he was a mutual fund manager at Trusco Capital Management, Inc. Mr. Kelley received his M.B.A. from the Goizueta School of Business at Emory University and earned his B.A. in Public Policy from Duke University. We believe that Mr. Kelley is qualified to serve on our board of directors because of his finance expertise and investment management experience in the consumer and food industries.

Kelly Kennedy has served as a member of our board of directors since December 2019. Ms. Kennedy has served as the chief financial officer of Bartell Drugs, a family-owned pharmacy chain, since September 2018. Ms. Kennedy has also served on the board of directors of Sur La Table, Inc. since September 2018 and FirstFruits Farms LLC since December 2019. Prior to that, Ms. Kennedy served as the chief financial officer of Sur La Table from June 2015 to September 2018, as the chief financial officer of See’s Candies from January 2014 to June 2015 and as the chief financial officer and treasurer of Annie’s Inc. from August 2011 to November 2013. Ms. Kennedy has also served in various roles at Revolution Foods, Inc., Established Brands, Inc., Serena & Lily Inc., Forklift Brands, Inc., Elephant Pharm, Inc., Williams-Sonoma, Inc. and Dreyer’s Grand Ice Cream

Holdings, Inc. Ms. Kennedy received her M.B.A. from Harvard Business School and her B.A. in Economics from Middlebury College. We believe that Ms. Kennedy is qualified to serve on our board of directors because of her comprehensive financial expertise and experience with retail and consumer brands, including those in the food space.

Karl Khoury has served as a member of our board of directors since January 2015. Mr. Khoury co-founded and has served as a partner at Arborview Capital Partners LP, a venture capital firm focused on resource efficiency and sustainability, since the firm’s inception in March 2008. Prior to co-founding Arborview Capital, he served as a partner with Columbia Capital, a sector-focused venture capital firm with over $2 billion under management. In addition to Vital Farms, Mr. Khoury is or has been a member of the board of directors of multiple Arborview Capital portfolio companies. Mr. Khoury is on the board of directors of Impact Capital Managers, a network of private capital fund managers in the U.S. and Canada, and he is on the Board of Trustees of the Levine School of Music. Mr. Khoury received his B.S. in Finance from Lehigh University. We believe that Mr. Khoury is qualified to serve on our board of directors because of his extensive finance and investment experience.

Denny Marie Post has served as a member of our board of directors since December 2019. Ms. Post has served on the boards of directors of Wyndham Destinations, Inc. (NYSE:WYND) since May 2018. Prior to that Ms. Post served on the board of directors of Red Robin Gourmet Burgers, Inc. (Nasdaq: RRGB), a casual dining restaurant chain, from August 2016 to April 2019 and served in a variety of senior management roles from August 2011 to April 2019, including president, chief executive officer, chief concept officer and chief marketing officer. Ms. Post has previously held management positions at T-Mobile US, Inc., Starbucks Corporation, Burger King Worldwide Inc., and KFC USA, Pizza Hut and Taco Bell Canada while at YUM! Brands, Inc. Ms. Post received her certificate in Finance from Wharton School of Business at the University of Pennsylvania and her B.A. in Journalism and Social Sciences from Trinity University. We believe that Ms. Post is qualified to serve on our board because of her diverse business, management and leadership experience in the consumer, food and hospitality industries.

Steve Young has served as a member of our board of directors since July 2018. Mr. Young has served as executive vice president and managing director at Sunrise Strategic Partners, LLC, an investment firm focused on emerging brands in the healthy, active and sustainable living space, since 2017. Prior to that, Mr. Young served in a variety of management positions at General Mills, Inc., including vice president of marketing, from 1997 to 2016, leading General Mills’ acquisition of Annie’s Inc. Mr. Young received his M.B.A. from Anderson School of Management at the University of California Los Angeles and earned his B.S. in Business Administration from the University of Montana. We believe that Mr. Young is qualified to serve on our board of directors because of his expertise and extensive leadership experience in the natural and organic food and consumer products space.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have ten directors. All of our directors currently serve on the board of directors pursuant to the voting provisions of a stockholders agreement between us and several of our stockholders. The voting provisions of our stockholders agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election or designation of our directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , whose terms will expire at the first annual meeting of stockholders to be held following the completion of this offering;

•	the Class II directors will be , and , whose terms will expire at the second annual meeting of stockholders to be held following the completion of this offering; and

•	the Class III directors will be , , and , whose terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than Messrs. O’Hayer and Diez-Canseco, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of             ,              and             . Our board of directors has determined            that              satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is             , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of             ,             and             . The chair of our compensation committee is             . Our board of directors has determined that each of             ,             and              is independent under the Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of             ,             and             . The chair of our nominating and corporate governance committee is             . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.vitalfarms.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Prior to December 2019, we did not pay compensation to any of our non-employee directors. While we do not have a formal director compensation policy, in connection with the appointments of Ms. Kennedy and Ms. Post to our board of directors in December 2019, we granted stock options to each of them and agreed to pay cash compensation to each of them for board and committee service. We also reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Other than as set forth in the table below, no compensation was earned by or paid to our non-employee directors for fiscal 2019. The compensation of Messrs. O’Hayer and Diez-Canseco as named executive officers is set forth in the section titled “Executive Compensation.”

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Kelly Kennedy(3)	$2,740	$142,629	$145,369
Denny Marie Post(3)	2,740	142,629	145,369

(1)	Represents compensation for board and committee service.
(2)

Amounts reported represent the aggregate grant date fair value of the stock options granted to our directors during fiscal 2019 under our 2013 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the director.

(3)

Joined our board of directors in December 2019. In connection with the appointment, the director was granted options to purchase 8,910 shares of common stock, all of which were outstanding as of December 29, 2019. One-fourth of such options vest as of the end of each calendar quarter of 2020, subject to the director’s continued service to us on such date. None of the options have been exercised.

We intend to adopt a non-employee director compensation policy in connection with this offering and on terms to be determined by our board of directors. Under the non-employee director policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 29, 2019, consisting of our principal executive officers and the next two most highly compensated executive officers, were:

•	Matthew O’Hayer, who served as our chief executive officer until April 25, 2019 and currently serves as our executive chairman and as a member of our board of directors;

•

Russell Diez-Canseco, who served as our president and chief operating officer until April 25, 2019 and currently serves as our president and chief executive officer and as a member of our board of directors;

•	Scott Marcus, who served as our vice president of sales and marketing until April 25, 2019 and currently serves as our chief marketing officer; and

•	Daniel Jones, who served as our chief financial officer from August 12, 2019 until January 27, 2020 and currently serves as our vice president of finance.

2019 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended December 29, 2019.

Name and Principal Position	Year	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Matthew O’Hayer(5)(6)	2019	$208,750	$—	$43,750	$8,596	$261,096
Executive Chairman and Director and Former Chief Executive Officer
Russell Diez-Canseco(5)(7)	2019	$327,115	$2,330,074	$154,808	$8,654	$2,820,651
President, Chief Executive Officer and Director
Scott Marcus	2019	$218,877	$750,441	$53,621	$8,300	$1,031,239
Chief Marketing Officer
Daniel Jones(8)	2019	$110,769	$1,332,349	$46,523	$3,323	$1,492,964
Vice President, Finance and Former Chief Financial Officer

(1)	Salary amounts represent actual amounts paid during 2019. See “—Narrative to the Summary Compensation Table—Annual Base Salary” below.

(2)

Amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during fiscal 2019 under our 2013 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)	See “—Narrative to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below for a description of the material terms of the program pursuant to which this compensation was awarded.”

(4)	The amounts in this column include our 401(k) match contribution for each named executive officer.

(5)	Each of Messrs. O’Hayer and Diez-Canseco is also a member of our board of directors, but did not receive any additional compensation in his capacity as a director.

(6)	During fiscal year 2019, Mr. O’Hayer served as our chief executive officer until April 30, 2019. Effective May 1, 2019, Mr. O’Hayer transitioned into the role of our executive chairman.

(7)

During fiscal year 2019, Mr. Diez-Canseco served as our president and chief operating officer until April 30, 2019. Effective May 1, 2019, Mr. Diez-Canseco transitioned into the role of our chief executive officer.

(8)

Mr. Jones joined us in August 2019 as our chief financial officer. In January 2020, Mr. Jones transitioned into the role of our vice president, finance. Salary and bonus amounts represent the pro rata portion of fiscal 2019 annual base salary and bonus, respectively.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. The fiscal 2019 base salary for Mr. O’Hayer was $275,000 until June 2019, after which Mr. O’Hayer voluntarily reduced his salary to $57,000 until October 2019, when our board of directors determined to increase Mr. O’Hayer’s salary to $300,000. The fiscal 2019 base salary for Mr. Diez-Canseco was $315,000 until August 2019 when, following his promotion to chief executive officer, it was increased to $350,000. The fiscal 2019 base salary for Mr. Marcus was $202,000 until August 2019 when, following his promotion to chief marketing officer, it was increased to $250,000. The fiscal 2019 base salary for Mr. Jones was $320,000 until January 2020 when it was decreased to $200,000 in connection with his transition to vice president, finance.

Non-Equity Incentive Plan Compensation

We develop a performance-based bonus program annually. Under the fiscal 2019 annual performance bonus program, each named executive officer was eligible to be considered for an annual performance bonus based on (1) the individual’s target bonus, as a percentage of base salary, and (2) the percentage attainment of our fiscal 2019 corporate goals established by our board of directors in its sole discretion and communicated to each officer. Each named executive officer is assigned a target bonus expressed as a percentage of his base salary, which for fiscal 2019 was 30% for Mr. O’Hayer, 68% for Mr. Diez-Canseco, 34% for Mr. Marcus and 60% for Mr. Jones. For fiscal 2019, our board of directors determined that our percentage attainment level was between 93% and 95% for each of our fiscal 2019 corporate goals. Accordingly, our board of directors approved performance bonuses for each of the named executive officers as reflected in the column of the Summary Compensation Table above entitled “Non-Equity Incentive Plan Compensation.”

Equity-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.

We award stock options broadly to our employees, including to our non-executive employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year.

In August 2019, our board of directors granted options to purchase 426,566 shares to Mr. Diez-Canseco and 137,383 shares to Mr. Marcus following their respective promotions, and it granted options to purchase 243,770 shares to Mr. Jones in connection with his hiring. The shares subject to each of these options have an exercise price per share of $13.11 and vest annually over a five-year period, beginning on the first anniversary of the August 2019 vesting commencement date, subject to the respective named executive officer’s continuous service with us as of each such vesting date.

Prior to this offering, all of the stock options we have granted were made pursuant to our 2013 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2020 Plan. The terms of our equity plans are described under the section titled “—Equity Incentive Plans” below.

Outstanding Equity Awards as of December 29, 2019

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of December 29, 2019. All awards were granted pursuant to the 2013 Plan. See the section titled “—Equity Incentive Plans—2013 Incentive Plan” below for additional information.

Name	Grant Date	Option Awards(1)
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Matthew O’Hayer
	10/19/2017	53,971	80,958	(2)	$9.24	10/19/2027
Russell Diez-Canseco
	3/14/2014	5,000	—		$1.66	3/14/2024
	9/26/2014	87,835	—		$3.52	9/26/2024
	5/22/2015	40,000	10,000	(2)	$3.52	5/22/2025
	1/1/2016	24,000	16,000	(2)	$7.99	1/1/2026
	12/1/2016	42,000	28,000	(2)	$7.99	12/1/2026
	5/22/2018	18,000	72,000	(3)	$9.04	5/22/2028
	8/22/2019	—	426,566	(2)	$13.11	8/22/2029
Scott Marcus
	2/22/2016	10,130	10,000	(2)	$7.99	2/22/2026
	4/2/2018	1,000	4,000	(2)	$9.04	4/2/2028
	8/22/2019	—	137,383	(2)	$13.11	8/22/2029
Daniel Jones
	8/22/2019	—	243,770	(4)	$13.11	8/22/2029

(1)	All of the awards listed in this table were granted under our 2013 Incentive Plan, the terms of which are described below under “—Equity Incentive Plans—2013 Incentive Plan.”
(2)	The shares subject to this award vest in equal annual installments over five years from the date of grant subject to the executive officer’s continued service.
(3)	The shares subject to this award vest in equal annual installments over five years from January 1, 2018 subject to the executive officer’s continued service.
(4)

On January 27, 2020, Daniel Jones agreed to forfeit 193,770 unvested options in connection with his agreement to transition from chief financial officer into the role of vice president of finance. The remaining 50,000 shares subject to this award vest in equal annual installments over five years from August 26, 2019 subject to the executive officer’s continued service.

Health and Welfare and Retirement Benefits; Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We currently make matching contributions into the 401(k) plan on behalf of participants equal to 100% on participant contributions up to 3% of their compensation. Participants are immediately and fully vested on all contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity Incentive Plans

2020 Equity Incentive Plan

We expect that our board of directors will adopt, and our stockholders will approve, prior to the closing of this offering, our 2020 Plan. We do not expect to issue equity awards under our 2020 Plan until after the closing of this offering. Our 2020 Plan will provide for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2020 Plan will also provide for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares. Initially, the maximum number of shares of our Class A common stock that may be issued under our 2020 Plan after it becomes effective will be            shares, which is the sum of (i)            new shares, plus (ii) the number of shares (not to exceed            shares) (1) that remain available for the issuance of awards under our 2013 Plan at the time our 2020 Plan becomes effective, and (2) any shares subject to outstanding stock options or other stock awards that were granted under our 2013 Plan that terminate or expire prior to exercise or settlement; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our Class A common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 (assuming the 2020 Plan becomes effective in 2020) through January 1, 2030, in an amount equal to    % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our Class A common stock that may be issued on the exercise of ISOs under our 2020 Plan is            shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.

The maximum number of shares of Class A common stock subject to stock awards granted under the 2020 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $         in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $        .

Plan Administration. Our board of directors, or a duly authorized committee or subcommittee of our board of directors, will administer our 2020 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards, provided that the officer may not grant any such awards to himself. Our board of directors will specify the total number of shares of our Class A common stock that may be subject to stock awards granted by such officer in this manner. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2020 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding award; (ii) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles. Under the 2020 Plan, our board of directors also has the authority to submit any amendment to the 2020 Plan for stockholder approval.

Stock Options. ISOs and nonstatutory stock options, or NSOs, are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (i) cash, check, bank draft or money order; (ii) a broker- assisted cashless exercise; (iii) the tender of shares of our Class A common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or other written agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. The appreciation distribution may be made in shares of our stock, in cash, in any combination of the two, or in any other form of consideration, as determined by our board of directors and contained in the applicable award agreements.

The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service, or any other period set by the applicable award agreement, so long as such period complies with applicable law. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death, or any other period set by the applicable award agreement, so long as such period complies with applicable law. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2020 Plan permits the grant of performance-based stock and cash awards. Our compensation committee may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (i) sales; (ii) revenue; (iii) assets; (iv) expenses; (v) market penetration or expansion; (vi) earnings from operations; (vii) earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization, incentives, service fees or extraordinary or special items, whether or not on a continuing operations or an aggregate or per share basis; (viii) net income or net income per common share (basic or diluted); (ix) return on equity, investment, capital or assets; (x) one or more operating ratios; (xi) borrowing levels, leverage ratios or credit rating; (xii) market share; (xiii) capital expenditures; (xiv) cash flow, free cash flow, cash flow return on investment, or net cash provided by operations; (xv) stock price, dividends or total stockholder return; (xvi) development of new technologies or products; (xvii) sales of particular products or services; (xviii) economic value created or added; (xix) operating margin or profit margin; (xx) customer acquisition or retention; (xxi) raising or refinancing of capital; (xxii) successful hiring of key individuals; (xxiii) resolution of significant litigation; (xxiv) acquisitions and divestitures (in whole or in part); (xxv) joint ventures and strategic alliances; (xxvi) spin-offs, split-ups and the like; (xxvii) reorganizations; (xxviii) recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; (xxix) or strategic business criteria, consisting of one or more objectives based on the following goals: achievement of timely development, design management or enrollment, meeting specified market penetration or value added, payor acceptance, patient adherence, peer reviewed publications, issuance of new patents, establishment of or securing of licenses to intellectual property, product development or introduction, geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, patent application or issuance goals, or goals relating to acquisitions, divestitures or other business combinations (in whole or in part), joint ventures or strategic alliances; and (xxx) other measures of performance selected by the board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Our board of directors is authorized at any time in its sole discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants, (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting us, or our financial statements in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (iii) in view of the board of director’s assessment of our business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (1) to exclude the dilutive effects of acquisitions or joint ventures; (2) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; and (3) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends. In addition, the board of directors is authorized to make adjustment in the method of calculating attainment of performance goals and objectives for a performance period as follows: (A) to exclude restructuring and/or other nonrecurring charges; (B) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (C) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (D) to exclude the effects of any items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (E) to exclude the effects to any statutory adjustments to corporate tax rates; and (F) to make other appropriate adjustments selected by the board of directors.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class(es) and maximum number of shares reserved for issuance under the 2020 Plan; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs; and (iv) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2020 Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or

•

make a payment in any form determined by our board of directors equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

Under the 2020 Plan, a corporate transaction is generally the consummation of: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) a merger or consolidation where we do not survive the transaction; or (iv) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. In the event of a change in control, the plan administrator may take any of the above-mentioned actions. Awards granted under the 2020 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2020 Plan, a change in control is generally: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock (unless made in connection with this offering or to allow us to obtain financing through the issuance of equity securities); (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; (iv) a complete dissolution or liquidation of the company; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2013 Incentive Plan

General. Our board of directors adopted and our stockholders approved our 2013 Plan in August 2013. We have subsequently amended our 2013 Plan in September 2014, April 2016 and August 2019, the purpose of which was to increase the number of shares available for issuance under our 2013 Plan. Our 2013 Plan will be suspended prior to the completion of this offering in connection with our adoption of our 2020 Plan; however, awards outstanding under our 2013 Plan will continue in full effect in accordance with their existing terms.

Share Reserve. The maximum number of shares of our common stock that may be issued under our 2013 Plan is 2,423,286 shares, plus any shares subject to stock options or other stock awards granted under the 2013 Plan that would have otherwise returned to our 2013 Plan (such as upon the expiration or termination of a stock award prior to vesting). As of December 29, 2019, options to purchase 2,200,432 shares of common stock, at exercise prices ranging from $1.56 to $36.48 per share, or a weighted-average exercise price of $9.19 per share were outstanding under our 2013 Plan.

Administration. Our board of directors or a duly authorized committee of our board of directors administers our 2013 Plan and the stock awards granted under it. Subject to the terms of our 2013 Plan, our board of directors has full power and authority to establish rules and regulations for the administration of the 2013 Plan and to make such determinations under, and issue such interpretations of, the 2013 Plan and any outstanding stock awards thereunder as it deems necessary or advisable. Our board of directors has the full authority to determine (i) with respect to the option grants, which eligible persons are to receive option grants, the time or times when such option grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an ISO or NSO, the time or times at which each option is to become exercisable, the vesting schedule (if any) applicable to the option shares, the maximum term for which the option is to remain outstanding, and any restrictions on transfer of shares received on the exercise of option grants, and (ii) with respect to stock issuances, which eligible persons are to receive stock issuances, the time or times when such issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares, the consideration to be paid for such shares, and any restrictions on transfer for shares issued thereunder.

Types of Awards. Our 2013 Plan provides for the discretionary grant of stock options, including ISOs or NSOs, and restricted stock awards to our and our affiliates’ employees, members of our board of directors, consultants and other independent advisors. ISOs may be granted only to employees. We do not have any outstanding restricted stock awards under the 2013 Plan.

Options. The exercise price of options granted under our 2013 Plan may not be less than 100% (or 110% in the case of incentive stock options granted to certain stockholders) of the fair market value of our common stock on the grant date. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder’s service terminates.

Corporate Transaction. Unless otherwise provided at the time of grant, in the event of a corporate transaction, the vesting of each outstanding option will automatically accelerate and each option will become fully exercisable immediately prior to the effective date of such corporate transaction, and if not exercised, will terminate immediately following the consummation of the corporate transaction, unless, such option is assumed, replaced or substituted with a comparable equity or cash entitlement. In addition, unless prohibited at the time of grant or assigned to the successor entity, all outstanding repurchase rights will terminate automatically upon a corporate transaction, and the shares subject to such terminated rights will immediately vest in full. Assumed options will be adjusted as appropriate in connection with the corporate transaction. In addition, the plan administrator has the discretion to provide that all or any portion of any options that are assumed or replaced in the corporate transaction and do not otherwise accelerate at that time will be accelerated upon a subsequent termination of the option holder’s service within 12 months following closing, and that the options may remain outstanding through the end of their term or through the one year anniversary of termination of service, or to provide for full acceleration of the options upon consummation of the corporate transaction, regardless of whether they are assumed or replaced.

In general, a “corporate transaction” means: (i) a merger or consolidation in which the company is not the surviving entity and in which the beneficial owners of the company prior to the transaction own less than 50% of the voting securities of the surviving entity (calculated on a fully diluted basis); (ii) a sale, transfer or other disposition of all or substantially all of our assets; (iii) a complete liquidation or dissolution of the company; (iv) the acquisition by any person or entity, or any group of persons or entities, directly or indirectly, of more than 50% of the issued and outstanding voting securities of the company (calculated on a fully diluted basis) other than in a transaction approved by a majority of the disinterested directors of the company; (v) the election to our board of directors of a majority of directors different from those persons currently serving on our board or nominees of the incumbent directors; or (vi) a public announcement of a tender or exchange offer by any person for 50% or more of the outstanding securities of the company that our board of directors approves or fails to oppose in its statements in Schedule 14D-9 under the Exchange Act unless such tender or exchange offer is approved by a majority of the disinterested directors of the company. A transaction shall not constitute a corporate transaction if its sole purpose is to change the state of the company’s incorporation or to create a holding company that will be beneficially owned in substantially the same proportions by the persons or entities who held the company’s securities immediately before such transaction.

Transferability. A participant may not transfer stock awards under our 2013 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2013 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend or modify our 2013 Plan, provided that such action is approved by our stockholders to the extent stockholder approval is necessary, and provided further that no amendment or modification may be made that adversely affects the rights of a participant with respect to outstanding awards without the participant’s consent. As described above, our 2013 Plan will be suspended upon the effective date of our 2020 Plan.

2020 Employee Stock Purchase Plan

General. We expect that our board of directors will adopt, and our stockholders will approve, prior to the closing of this offering, our ESPP. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees. In addition, we may make grants of purchase rights that do not comply with Section 423 of the Code, or Non-423 Grants.

Share Reserve. Following this offering, the ESPP authorizes the issuance of            shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 (assuming the ESPP becomes effective in 2020) through January 1, 2030, by the lesser of (i)            % of the total number of shares of our Class A common stock and our

Class B common stock outstanding on the last day of the calendar month before the date of the automatic increase and (ii)            shares of our Class A common stock; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee, which may further delegate its authority to administer the ESPP to a subcommittee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. The administrator will establish for each offering, one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our Class A common stock on the first date of an offering or (ii) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code. The board of directors may exclude employees from receiving Non-423 Grants if the board of directors determines that these grants would not be practical or advisable.

Changes to Capital Structure. In the event that there occurs a change in our capital structure that affects the shares of our stock subject to the ESPP through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under the ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (i) a sale of all or substantially all of our assets, as determined by the board; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) a merger or consolidation where we do not survive the transaction; and (iv) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

(1)	any breach of the director’s duty of loyalty to the corporation or its stockholders;

(2)	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

(3)	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

(4)	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series D Convertible Preferred Stock Financing

In April 2017, we issued and sold an aggregate of 1,219,672 shares of our Series D convertible preferred stock at a purchase price of $9.1053 per share, for an aggregate purchase price of $11.1 million. Each share of our Series D convertible preferred stock will convert automatically convert into one share of our Class B common stock immediately prior to the completion of this offering.

The table below sets forth the number of shares of our Series D convertible preferred stock purchased by beneficial owners of more than 5% of our capital stock or their affiliated entities.

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price ($)
Entities affiliated with Sunrise Strategic Partners, LLC	1,098,262	10,000,005
Bowie Strategic Investments, Inc.	121,410	1,105,475

Our director Steve Young is executive vice president and managing director at Sunrise Strategic Partners. Our director Elisabeth Foster is an assistant secretary at Bowie Strategic Investments, which is affiliated with our largest retail customer, Whole Foods.

2019 Common Stock Financing

In March and April 2019, we issued and sold an aggregate of 1,144,314 shares of our common stock at a purchase price of $13.1083 per share, for an aggregate purchase price of $15.0 million, to entities associated with Manna Tree Partners. As a result of these transactions, these entities collectively hold more than 5% of our capital stock. Brent Drever, a member of our board of directors, is the co-founder and chief operating officer of Manna Tree Partners.

2019 Stock Buyback

In April and May 2019, we entered into a series of agreements pursuant to which we repurchased an aggregate of 1,159,663 shares of our common stock at a purchase price of $13.1083 per share, for an aggregate purchase price of $15.2 million, from existing investors.

The table below sets forth the number of shares of common stock repurchased from beneficial owners of more than 5% of our capital stock, our directors, officers or their respective affiliates.

Stockholder	Shares of Common Stock Repurchased	Total Repurchase Price ($)
Matthew O’Hayer	679,223	8,903,459
Entities affiliated with Jason Jones	217,169	2,846,716
Entities affiliated with SJF Ventures	66,252	868,451
Entities affiliated with InvestEco Capital Corp.	58,983	773,167
Russell Diez-Canseco	27,165	356,087
Jason Dale	16,835	220,678
Scott Marcus	4,870	63,837

Matthew O’Hayer is our founder, executive chairman and a member of our board of directors. Jason Jones is a former member of our board of directors and current board observer. Our director Alan Kelley is a managing director at SJF Ventures, and our former director Andrew Heintzman is managing partner at InvestEco. Russell Diez-Canseco is our president, chief executive officer and a member of our board of directors. Jason Dale and Scott Marcus are our chief operating officer and chief marketing officer, respectively.

2017 Secondary Sales

In June 2017, certain of our stockholders, including Matthew O’Hayer and Jason Jones, sold shares of our common stock at a price of $9.1053 per share to Rose Impact Venture Fund, LLC. Rose Impact Venture Fund, LLC purchased 16,569 shares of our common stock from Mr. O’Hayer for an aggregate purchase price of $150,867, and 2,722 shares of our common stock from Mr. Jones for an aggregate purchase price of $24,789.

2017 Note Issuances

In March 2017, we issued an aggregate of $4.0 million in principal amount of 14% senior subordinated promissory notes, or the 2017 Notes. The table below sets forth the aggregate principal amount of the 2017 Notes issued to beneficial owners of more than 5% of our capital stock, our directors, officers or their respective affiliates.

Stockholder	Total Principal Amount ($)
Bowie Strategic Investments, Inc.	2,000,000
Matthew O’Hayer	370,000
Entities affiliated with InvestEco Capital Corp.	100,000
Russell Diez-Canseco	100,000
Jason Dale	30,000

In October 2017, we repaid in full all principal and interest under, and cancelled, the 2017 Notes.

Relationship with Ovabrite, Inc.

In May 2016, we entered into a master joint development and production distribution agreement, or the JDPD Agreement, with Novatrans Group SA, or Novatrans, for the development of certain technology related to determining certain properties of an egg, including fertility.

Pursuant to the JDPD Agreement, in December 2016, we entered into an assignment agreement with Ovabrite, Inc., or Ovabrite, whereby we granted and assigned to Ovabrite all of our rights and obligations under the JDPD Agreement. In consideration for the assignment and grant of rights under the JDPD Agreement, Ovabrite issued an unsecured promissory note in a principal amount of $0.4 million, or the First Note, to us that represented the total cash paid by us to Novatrans under the JDPD Agreement. Interest on the First Note accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the First Note, including any accrued but unpaid interest, until the First Note matured on December 23, 2021.

Additionally, in December 2016, we extended an unsecured line of credit to Ovabrite to be used for working capital under which Ovabrite’s maximum borrowing capacity was $50,000, or the Ovabrite Line of Credit. Interest on the Ovabrite Line of Credit accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the line of credit, including any accrued but unpaid interest, until the Ovabrite Line of Credit matured on December 23, 2021. There were no outstanding borrowings under Ovabrite Line of Credit as of December 29, 2019.

In December 2016, we entered into a services agreement with Ovabrite under which we provide certain administrative services to Ovabrite in exchange for a monthly management fee. There were no payments paid by Ovabrite to us in fiscal years 2017, 2018 or 2019.

In November 2017, Ovabrite modified the First Note and the Ovabrite Line of Credit and issued a 1.45% unsecured convertible promissory note to us in a principal amount of $0.5 million plus previously accrued and unpaid interest of $6,460, or the Ovabrite Convertible Note. In the event of a qualified sale of Ovabrite equity securities to one or more investors resulting in gross proceeds to Ovabrite of at least $1.0 million, all principal and accrued and unpaid interest on the Ovabrite Convertible Note was automatically convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in the financing. In the event of a non-qualified sale of Ovabrite equity securities, or a Nonqualified Financing, all principal and accrued and unpaid interest on the Ovabrite Convertible Note was contingently convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in the financing.

In November 2017, Ovabrite issued 1,065,038 shares of convertible preferred stock, or the Series 2017 Preferred Stock, at $0.14 per share for gross proceeds of $50,000, which constituted a Nonqualified Financing. In April 2018, as a result of the Nonqualified Financing event that occurred in November 2017, we elected to exercise our option to convert the outstanding principal balance of the Ovabrite Convertible Note into 4,459,490 shares of Series 2017 Preferred Stock at a conversion price of $0.112672 per share.

As of December 29, 2019, we hold approximately 19% of the capital stock of Ovabrite. Additionally, as of December 29, 2019, Matthew O’Hayer holds approximately 24% of the capital stock of Ovabrite, and certain of our other directors, officers and holders of more than 5% of our capital stock also hold capital stock of Ovabrite.

Matthew O’Hayer and our director Karl Khoury serve as the directors of Ovabrite. Mr. O’Hayer is the chief executive officer of Ovabrite and Jason Dale is the chief financial officer of Ovabrite.

Relationship with Whole Foods

We serve the majority of our natural channel retail customers through food distributors, such as UNFI, which purchases, stores, sells and delivers our products to Whole Foods. As a result, we are not able to precisely attribute our net revenue to Whole Foods. In fiscal years 2017, 2018 and 2019, UNFI accounted for approximately 36%, 36% and 35% of our net revenue, respectively. We rely on third-party data and internal analysis to calculate the portion of retail sales attributable to Whole Foods. Whole Foods is affiliated with Bowie Strategic Investments, Inc., and our director Elisabeth Foster is a global vice president at Whole Foods and an assistant secretary at Bowie Strategic Investments, Inc.

Director Loans

In February 2019, we loaned $3.2 million to Matthew O’Hayer and $800,000 to Jason Jones, which we collectively refer to as the 2019 Director Loans. Each of the 2019 Director Loans was made pursuant to a non-recourse promissory note with interest at a rate per annum calculated at the lower of (i) the maximum applicable non-usurious rate of interest and (ii) the LIBOR rate (as defined in the Credit Facility), as such rate may be in effect from time to time, plus 2%. The initial interest rate on the 2019 Director Loans was 4.78%. Unless a 2019 Director Loan is accelerated in accordance with its terms, we will terminate it upon the earliest to occur of (i) August 7, 2022, (ii) the date of closing of a Liquidity Transaction (as defined in the applicable 2019 Director Loan) and (iii) prior to the time such note would be prohibited by the Sarbanes-Oxley Act.

In connection with his respective promissory note, Mr. O’Hayer pledged and assigned to us a security interest in 542,373 shares of our common stock held by him, and Mr. Jones pledged and assigned to us a security interest in 135,594 shares of our common stock held by him.

As security for the payment of our obligations under the Credit Facility, in February 2019 we collaterally assigned and granted a security interest in the 2019 Director Loans to PNC Bank, National Association, including all rights to receive payments under the 2019 Director Loans and all proceeds thereof.

Mr. O’Hayer repaid his 2019 Director Loan in full on November 26, 2019. As of December 29, 2019, the balance of the 2019 Director Loan to Mr. Jones was $831,349, including principal and $31,349 of accrued interest.

Stockholders Agreement

In connection with our convertible preferred stock and common stock financings, we entered into a stockholders agreement, which contains, among other things, registration rights, information rights, voting rights with respect to the election of directors, co-sale rights and rights of first refusal, with certain holders of our capital stock. The parties to the stockholders agreement include: entities affiliated with Arborview Capital Partners LP, where our director Karl Khoury is a partner; entities affiliated with Bowie Strategic Investments, Inc., entities affiliated with Inherent Group, LLC, where our director Anthony Davis is chief executive officer and chief investment officer; entities affiliated with InvestEco Capital Corp; entities affiliated with Manna Tree Partners; entities affiliated with SJF Ventures; and entities affiliated with Sunrise Strategic Partners, LLC.

This stockholders agreement will terminate upon the completion of this offering, except with respect to registration rights, as more fully described in the section titled “Description of Capital Stock—Stockholder Registration Rights.” See also the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Right of First Refusal

Pursuant to our bylaws and the stockholders agreement described above, we, our assignees and certain holders of our capital stock (including entities that hold more than 5% of our capital stock and entities that are affiliated with certain of our directors) have a right to purchase shares of our capital stock that our stockholders propose to sell to other parties, subject to certain exceptions. These rights will terminate upon the completion of this offering. Since January 1, 2017, we have waived our right of first refusal in connection with certain sales of shares of our capital stock, including the June 2017 sales by Matthew O’Hayer and Jason Jones, as described above. See the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Liquidity Commitment Agreements

In connection with certain of our sales of capital stock, Matthew O’Hayer entered into agreements with us and certain of our stockholders, including certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, to use his commercially reasonable best efforts to cause us to list our common stock on a securities exchange or enter into one or more liquidity transactions. Upon the completion of this offering, these agreements will be satisfied in full.

Equity Grants to Directors and Executive Officers

We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled “Management—Director Compensation” and “Executive Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2020 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group

•	each of the selling stockholders; and

•	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before this offering is based on no shares of Class A common stock and 13,876,205 shares of Class B common stock outstanding as of April 1, 2020, assuming the automatic conversion of all outstanding shares of convertible preferred stock into 3,330,440 shares of Class B common stock, which will occur immediately prior to the completion of this offering. Applicable percentage ownership after this offering is based on (1)             shares of Class A common stock and (2)             shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us and the selling stockholders. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of April 1, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Vital Farms, Inc., 3601 South Congress Avenue, Suite C100, Austin, Texas 78704.

	Beneficial Ownership Before this Offering			Number of Shares Being Offered	Beneficial Ownership After this Offering
	Class B Common Stock		% of Total Voting Power Before this Offering		Class A Common Stock		Class B Common Stock		% of Total Voting Power After this Offering(1)
Name of Beneficial Owner	Shares	%			Shares	%	Shares	%
5% Stockholders:
Jason Jones(2)	1,805,858	12.8	12.8
Bowie Strategic Investments, Inc.(3)	1,373,680	9.9	9.9
Entities affiliated with Manna Tree Partners(4)	1,144,314	8.2	8.2
Entities affiliated with SJF Ventures(5)	1,142,986	8.2	8.2
Entities affiliated with Sunrise Strategic Partners(6)	1,098,262	7.9	7.9
Arborview Capital Partners LP(7)	917,939	6.6	6.6

Directors and Named Executive Officers:
Matthew O’Hayer(8)	5,000,150	35.7	35.7
Russell Diez-Canseco(9)	252,835	1.8	1.8
Anthony Davis(10)	500,908	3.6	3.6
Brent Drever(11)	1,144,314	8.2	8.2
Elisabeth Foster(12)	—	*	*
Daniel Jones	—	*	*
Alan Kelley(13)	1,142,986	8.2	8.2
Kelly Kennedy(14)	2,227	*	*
Karl Khoury(15)	917,939	6.6	6.6
Scott Marcus(16)	17,130	*	*
Denny Marie Post(17)	2,227	*	*
Steve Young	—	*	*
All directors and executive officers as a group (12 persons)(18)	10,488,561	73.4	73.4

*	Represents beneficial ownership of less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to              votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(2)

Includes (a) 714,294 shares held by The Jones Management Trust, formed 8/31/2018, of which Mr. Jones is trustee, (b) 21,000 shares held by The MIPOTH-C Trust, formed 8/31/2018, of which Mr. Jones is trustee, (c) 21,000 shares held by The MIPOTH-J Trust, formed 7/25/2018, of which Mr. Jones is trustee, (d) 799,564 shares held by The NANAPA Trust, formed 7/25/2018, of which Mr. Jones is trustee, and (e) 250,000 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020. In connection with a loan we made to Mr. Jones pursuant to a non-recourse promissory note, Mr. Jones pledged and assigned to us a security interest in 135,594 of such shares, as further described under “Certain Relationships and Related Party Transactions—Director Loans.” Excludes 50,000 shares that each of The MIPOTH-C Trust and The MIPOTH-J Trust may acquire from Matthew O’Hayer at any time on or prior to September 1, 2023 upon exercise of call options pursuant to agreements among Mr. O’Hayer, Mr. Jones and such trusts.

(3)

Bowie Strategic Investments, Inc. (“Bowie”) is a wholly owned subsidiary of Whole Foods Market, Inc. (“WFM”). Amazon.com, Inc. is the ultimate parent company of WFM. John Mackey, Keith Manbeck, Jason Buechel, A.C. Gallo, Sonya Gafsi Oblisk, Glenda Flanagan, James Sud, Christina Minardi and Rob Twyman comprise the investment committee of Bowie. The address of Bowie Strategic Investments, Inc. is 550 Bowie Street, Austin, Texas 78703.

(4)

The shares are held by MTP, C001 Holdings, LLC (“MTP LLC”). Manna Tree Partner Fund I GP, L.P. (“MTP I”) is the manager of MTP LLC. Manna Tree Partners GP, LLC (“MTP GP”) is the general partner of MTP I. Gabrielle Rubenstein, Ross Iverson and Brent Drever (collectively, the “Investment Committee”) comprise the investment committee of MTP GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by MTP LLC. The address of each of these entities is 2121 North Frontage Road West, Suite 207, Vail, Colorado 81657.

(5)

Includes (a) 995,424 shares held by SJF Ventures III, L.P. (“SJF III”) and (b) 147,562 shares held by SJF Ventures IIIA, L.P. (“SJF IIIA” and with SJF III, the “SJF Entities”). SJF GP III, LLC (“SJF GP”) is the general partner of SJF III and SJF GP IIIA, LLC (“SJF GPA”) is the general partner of SJF IIIA. Richard Defieux, David Griest, Arrun Kapoor, Alan Kelley, David Kirkpatrick and Cody Nystrom (collectively, the “Managing Directors”) are the managing members of each of SJF GP and SJF GPA and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the SJF Entities. The address of each of these entities is 200 North Mangum Street, Suite 203, Durham, North Carolina 27701.

(6)

The shares are held by SSP Vital Farms Holdings, LLC, an entity affiliated with Sunrise Strategic Partners. The address of each of these entities is 1426 Pearl Street, Suite 206, Boulder, Colorado, 80302.

(7)

Arborview Capital GP LLC (“ACGP”) is the general partner of Arborview Capital Partners LP (“ACP”). Joseph Lipscomb and Karl Khoury are the managing members and the members of the investment committee of ACGP and, as a result, may be deemed to share voting and investment power with respect to the shares held by ACP. The address of ACP is 5425 Wisconsin Avenue, Suite 704, Chevy Chase, Maryland 20815.

(8)

Includes (a) 53,971 shares underlying outstanding options and (b) 80,000 shares underlying outstanding warrants that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020. Includes 125,000 shares that are transferable upon exercise of call options held by The MIPOTH-C Trust in respect of 50,000 shares, The MIPOTH-J Trust in respect of 50,000 shares and Russell-Diez Canseco in respect of and 25,000 shares.

(9)

Includes 252,835 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020. Excludes 25,000 shares that Mr. Diez-Canseco may acquire from Matthew O’Hayer upon exercise of a call option pursuant to an agreement between Mr. O’Hayer and Mr. Diez-Conseco, which is immediately exercisable or will be immediately exercisable with respect to 20,000 of such shares within 60 days of April 1, 2020.

(10)

The shares are held by Inherent ESG Private, LP (“IEP”). Inherent Capital, LLC (“IC”) is the general partner of IEP. Inherent Group, LP (“IG”), a registered investment adviser, is the managing member of IC. Mr. Davis is the chief executive officer of IC and, as a result, may be deemed to have voting and investment power with respect to the shares held by IEP.

(11)	Consists of the shares described in footnote (4).
(12)	Ms. Foster is assistant secretary at Bowie. Ms. Foster has no voting or investment power over, and disclaims beneficial ownership of, the shares held by Bowie listed in footnote (3) above.
(13)	Consists of the shares described in footnote (5).
(14)	Includes 2,227 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020.
(15)	Consists of the shares described in footnote (7).
(16)	Includes 17,130 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020.
(17)	Includes 2,227 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020.
(18)

Includes (a) 462,455 shares underlying outstanding options and (b) 80,000 shares underlying outstanding warrants that are immediately exercisable or will be immediately exercisable within 60 days of April 1, 2020.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock, Class A common stock and Class B common stock, and will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of            shares, all with a par value of $0.0001 per share, of which:

•	shares will be designated Class A common stock;

•	shares will be designated Class B common stock; and

•	shares will be designated preferred stock.

As of December 29, 2019, we had outstanding:

•	no shares of Class A common stock; and

•	13,873,120 shares of Class B common stock, which assumes the automatic conversion of all outstanding shares of convertible preferred stock into shares of Class B common stock.

Our Class B common stock was held by 31 stockholders of record as of December 29, 2019. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to            votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment to our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the Class A common stock as a separate class. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights. On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into shares of Class A common stock, on a one-to-one basis, upon the following: (1) the sale or transfer of such share of Class B common stock; (2) the death of the Class B common stockholder; and (3) the final conversion date, defined as the earlier of (a) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than    % of the then outstanding Class A and Class B common stock, (b)            the anniversary of this offering or (c) the date specified by vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

Once transferred and converted into Class A common stock, the Class B common may not be reissued.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of December 29, 2019, there were 3,330,440 shares of our convertible preferred stock outstanding. Immediately prior to the completion of this offering, each outstanding share of our convertible preferred stock will automatically convert into one share of our Class B common stock.

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of            shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

As of December 29, 2019, 2,200,432 shares of our Class B common stock were issuable on the exercise of outstanding options to purchase shares of our Class B common stock under our 2013 Plan, with a weighted-average exercise price of $9.19 per share.

Registration Rights

Stockholder Registration Rights

We are party to a stockholders agreement that provides that certain holders of our capital stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This stockholders agreement was entered into as of March 1, 2019. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of: (a) five years after the first sale of our common stock following the effective date of the registration statement, of which this prospectus is a part; (b) the closing of a Deemed Liquidation Event, as defined in our amended and restated certificate of incorporation; or (c) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 under the Securities Act or another similar exemption during any three-month period.

Demand Registration Rights

The holders of an aggregate of 7,427,808 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement, of which this prospectus is a part, such holders are entitled to registration rights under the stockholders agreement, on not more than one occasion, provided that the holders of at least 20% of such shares as are then outstanding request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 14,064,774 shares of our capital stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 7,427,808 shares of Class B common stock will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of at least 15% of such shares as are then outstanding, to have such shares registered by us if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, is at least $5 million, subject to exceptions set forth in the stockholders agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Public Benefit Corporation Status

We are a public benefit corporation under Section 362 of the Delaware General Corporation Law. As a result, we may not, without the approval of the holders of two-thirds of the voting power of our outstanding stock, amend our certificate of incorporation to delete or amend a provision relating to our public benefit corporation status or our public benefit purpose (or effect a merger or consolidation that would result in the deletion or amendment of such a provision).

Additionally, as a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Under the Delaware General Corporation Law, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon the completion of this offering, the lesser of such percentage or shares of at least $2 million in market value.

We believe that our public benefit corporation status will make it more difficult for another party to obtain control of us without maintaining our public benefit corporation status and purpose.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Exchange Listing

Our Class A common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock approved for listing on The Nasdaq Stock Market under the symbol “VITL.”

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be            . The transfer agent’s address is            .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of December 29, 2019, on the completion of this offering, a total of             shares of Class A common stock and            shares of Class B common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of            shares of Class B common stock. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by exercise of the underwriters’ option to purchase additional Class A common stock from us and the selling stockholders, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144.

The remaining shares of Class A common stock and Class B common stock will be, and              shares of Class A common stock or Class B common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or Rule 701, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act.

Subject to the lock-up agreements described below and the provisions of Rule 144, Rule 701 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of Class A common stock then outstanding, which will equal approximately            shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders; or

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock to be issued under our 2013 Plan, 2020 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, the selling stockholders, all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our Class A common stock and Class B common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, lend make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock. These agreements are described in the section titled “Underwriting.” Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of up to 14,064,774 shares of our Class B common stock will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons for whom our Class A common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	persons that own, or are deemed to own, our Class B common stock;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, a Non-U.S. Holder’s shares of our Class A common stock would not be considered USRPIs if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. No assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above at all times in the future.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC
BMO Capital Markets Corp.
Stifel, Nicolaus & Company, Incorporated
Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share
Total

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share
Total

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the underwriting agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our Class A common stock approved for listing on The Nasdaq Stock Market under the symbol “VITL.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                 . We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority, Inc. incurred by them in connection with this offering in an amount up to $                .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together, “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each, a Member State, no offer of the shares may be made to the public in that Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a qualified investor as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as defined in the Prospectus Regulation or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of this offering and the shares to be offered so as to enable an investor to decide to purchase the shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors (as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario)), and are permitted clients (as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations). Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, Vital Farms, Inc. or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and this offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered to which this document relates should conduct their own due diligence on such securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Center, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act, such investors, Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 of the Corporations Act if none of the exemptions in section 708 of the Corporations Act applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with the ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, neither the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been will not be offered or sold in Hong Kong by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of which is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004, as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

Shares are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. Shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (such companies, “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been and will not be registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and our representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3,000,000 (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10,000,000 (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10,000,000 (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription, or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

•	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case, duly registered as such under South African law); or

(g)	any combination of the persons in (a) to (f); or

•	the total contemplated acquisition cost of the securities for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by and/or filed with the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons, “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Vital Farms, Inc. and subsidiaries as of December 29, 2019 and December 30, 2018 and for each of the years in the three-year period ended December 29, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In 2019, we decided to engage new auditors as our independent accountants to audit our financial statements. Our board of directors approved the change of accountants to KPMG LLP. Accordingly, we dismissed RSM US LLP on August 19, 2019.

The independent auditor’s report on our consolidated financial statements prepared by RSM US LLP under auditing standards generally accepted in the United States of America for the 2018 and 2017 fiscal years did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were (i) no disagreements with RSM US LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of RSM US LLP, would have caused RSM US LLP to make reference to the subject matter of the disagreements in connection with its reports and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC, in connection with the audit of our financial statements for the 2018 and 2017 fiscal years and the subsequent period through the replacement of RSM US LLP with KPMG LLP.

Neither we nor anyone acting on our behalf consulted with KPMG LLP at any time prior to their retention by us as our independent registered public accounting firm regarding any of the matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

We have provided RSM US LLP with a copy of the disclosures set forth under the heading “Changes in Independent Registered Public Accounting Firm” included in this prospectus and have requested that RSM US LLP furnish a letter addressed to the SEC stating whether or not RSM US LLP agrees with statements related to them made by us under the heading “Changes in Independent Registered Public Accounting Firm” in this prospectus. A copy of that letter will be filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.vitalfarms.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Vital Farms, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Vital Farms, Inc. and subsidiaries (the Company) as of December 29, 2019 and December 30, 2018, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2019 and December 30, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 29, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Austin, Texas

March 26, 2020

VITAL FARMS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	December 30, 2018	December 29, 2019	Pro Forma December 29, 2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,815	$1,274	$
Accounts receivable, net	10,236	16,108
Inventories	3,866	12,947
Income taxes receivable	51	1,615
Prepaid expenses and other current assets	1,123	2,706

Total current assets	27,091	34,650
Property, plant and equipment, net	18,660	22,458
Notes receivable from related party	—	831
Goodwill	3,858	3,858
Deposits and other assets	246	151

Total assets	$49,855	$61,948	$

Liabilities, Redeemable Noncontrolling Interest, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,357	$13,510	$
Accrued liabilities	5,845	8,608
Long-term debt, current	671	2,160
Lease obligation, current	539	449
Contingent consideration, current	390	270

Total current liabilities	16,802	24,997

Long-term debt, net of current portion	3,136	2,896
Lease obligations, net of current portion	1,135	797
Contingent consideration, non-current	601	382
Deferred tax liabilities, net	703	755
Other liability, non-current	—	272

Total liabilities	22,377	30,099

Commitments and contingencies (Note 18)

Redeemable noncontrolling interest	175	175
Redeemable convertible preferred stock (Series B, Series C and Series D), $0.0001 par value; 3,330,440 shares authorized, issued, and outstanding as of December 30, 2018 and December 29, 2019, respectively; shares issued or outstanding as of December 29, 2019 (unaudited) pro forma; aggregate liquidation preference of $40,436 as of December 30, 2018 and December 29, 2019, respectively;	23,036	23,036
Stockholders’ equity:
Common stock, $0.0001 par value per share, 15,257,542 and 16,401,856 shares authorized, as of December 30, 2018 and December 29, 2019, respectively; 11,569,910 and 12,776,384 shares issued, as of December 30, 2018 and December 29, 2019, respectively; and 10,495,869 and 10,542,680 shares outstanding as of December 30, 2018 and December 29, 2019, respectively; shares issued and outstanding as of December 29, 2019 (unaudited) pro forma	—	—
Treasury stock, at cost, 1,074,041 and 2,233,704 common shares as of December 30, 2018 and December 29, 2019, respectively	(1,987)	(16,276)
Additional paid-in capital	4,248	19,596
Retained earnings	2,854	5,239

Total stockholders’ equity attributable to Vital Farms, Inc. common stockholders	5,115	8,559
Noncontrolling interests	(848)	79

Total stockholders’ equity	$4,267	$8,638	$

Total liabilities, redeemable noncontrolling interest, redeemable convertible preferred stock and stockholders’ equity	$49,855	$61,948	$

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Net revenue	$74,000	$106,713		$140,733
Cost of goods sold	55,612	71,894		97,856

Gross profit	18,388	34,819		42,877
Operating expenses:
Sales and marketing	2,865	9,575		16,083
General and administrative	11,396	9,862		13,443
Shipping and distribution	5,724	8,615		10,001

Total operating expenses	19,985	28,052		39,527

(Loss) income from operations	(1,597)	6,767		3,350

Other (expense) income, net:
Interest expense	(524)	(424)		(349)
Other income	9	9		1,417

Total other (expense) income, net	(515)	(415)		1,068

Net (loss) income before income taxes	(2,112)	6,352		4,418
Provision for income taxes	33	723		1,106

Net (loss) income	(2,145)	5,629		3,312
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)		927

Net (loss) income attributable to Vital Farms, Inc. common stockholders	$(1,920)	$5,797		$2,385

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders:
Basic	$(0.18)	$0.55		$0.23

Diluted	$(0.18)	$0.40		$0.16

Weighted average common shares outstanding:
Basic	10,486,127	10,491,737		10,527,332

Diluted	10,486,127	14,332,767		14,663,030

Pro forma net income per share attributable to Vital Farms, Inc. common stockholders (unaudited):
Basic			$

Diluted			$

Pro forma weighted average common shares outstanding (unaudited):
Basic

Diluted

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(Amounts in thousands)

	Redeemable Convertible Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders’ Equity Attributable to Vital Farms, Inc. Common Stockholders	Noncontrolling Interests	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount	Shares	Amount
Balances at December 31, 2016	2,110,768	$12,016	$—	11,554,810	$—	(1,074,041)	$(1,987)	$3,082	$(1,023)	72	(455)	(383)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs $85	1,219,672	11,020	—	—	—	—	—	—	—	—	—	—
Issuance of redeemable noncontrolling interest	—	—	150	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	10,000	—	—	—	31	—	31	—	31
Stock-based compensation expense	—	—	—	—	—	—	—	495	—	495	—	495
Net loss attributable to noncontrolling interests - stockholders	—	—	—	—	—	—	—	—	—	—	(225)	(225)
Net loss attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	(1,920)	(1,920)	—	(1,920)

Balances at December 31, 2017	3,330,440	$23,036	$150	11,564,810	$—	(1,074,041)	$(1,987)	$3,608	$(2,943)	$(1,322)	$(680)	$(2,002)
Issuance of redeemable noncontrolling interest	—	—	25	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	5,100	—	—	—	40	—	40	—	40
Stock-based compensation expense	—	—	—	—	—	—	—	600	—	600	—	600
Net loss attributable to noncontrolling interests - stockholders	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	5,797	5,797	—	5,797

Balances at December 30, 2018	3,330,440	$23,036	$175	11,569,910	$—	(1,074,041)	$(1,987)	$4,248	$2,854	$5,115	$(848)	$4,267
Issuance of common stock, net of issuance costs $903	—	—	—	1,144,314	—	—	—	14,097	—	14,097	—	14,097
Repurchase of common stock	—	—	—	—	—	(1,159,663)	(14,289)	—	—	(14,289)	—	(14,289)
Exercise of stock options	—	—	—	62,160	—	—	—	222	—	222	—	222
Stock-based compensation expense	—	—	—	—	—	—	—	1,029	—	1,029	—	1,029
Net income attributable to noncontrolling interests - stockholders	—	—	—	—	—	—	—	—	—	—	927	927
Net income attributable to Vital Farms, Inc.	—	—	—	—	—	—	—	—	2,385	2,385	—	2,385

Balances at December 29, 2019	3,330,440	$23,036	$175	12,776,384	$—	(2,233,704)	$(16,276)	$19,596	$5,239	$8,559	$79	$8,638

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
Cash flows (used in) provided by operating activities:
Net (loss) income	$(2,145)	$5,629	$3,312
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	821	1,437	1,921
Amortization of debt issuance costs	40	71	9
Bad debt expense	23	—	304
Inventory provisions	503	200	189
Change in fair value of contingent consideration	118	92	70
Stock-based compensation	495	600	1,029
Deferred taxes	—	703	52
Changes in operating assets and liabilities:
Accounts receivable	(719)	(3,578)	(6,182)
Inventories	(216)	(1,042)	(9,270)
Income taxes receivable	—	—	(1,563)
Prepaid expenses and other current assets	(412)	(520)	(582)
Deposits and other assets	(124)	(63)	93
Accounts payable	(315)	4,946	3,192
Accrued and other liabilities	(2,559)	2,949	2,074

Net cash (used in) provided by operating activities	$(4,490)	$11,424	$(5,352)

Cash flows used in investing activities:
Purchases of property, plant and equipment	(11,704)	(1,940)	(4,799)
Proceeds from the sale of property, plant and equipment	9	29	7
Notes receivable provided to related parties	—	—	(4,031)
Repayment of notes receivable	—	—	3,200

Net cash used in investing activities	$(11,695)	$(1,911)	$(5,623)

Cash flows provided by (used in) financing activities:
Proceeds from the issuance of Series D redeemable preferred stock	11,105	—	—
Proceeds from issuance of redeemable noncontrolling interest	150	25	—
Proceeds from borrowings under revolving line of credit	8,700	—	1,325
Proceeds from borrowings under the equipment loan	—	—	587
Proceeds from issuance of common stock	—	—	15,000
Repayment of long-term debt	(4,890)	(671)	(671)
Repurchase of common stock	—	—	(14,289)
Payment of contingent consideration	(371)	(494)	(409)
Payment of debt issuance costs	(219)	—	—
Payment of issuance costs of redeemable convertible preferred stock	(85)	—	—
Payment of issuance costs of common stock	—	—	(903)
Principal payments under lease obligation	(132)	(409)	(428)
Proceeds from exercise of stock options	31	40	222

Net cash provided by (used in) financing activities	$14,289	$(1,509)	$434

Net (decrease) increase in cash and cash equivalents	$(1,896)	$8,004	$(10,541)
Cash and cash equivalents at beginning of the year	5,707	3,811	11,815

Cash and cash equivalents at end of the year	$3,811	$11,815	$1,274

Supplemental disclosure of cash flow information:
Cash paid for interest	$484	$356	$340
Cash paid for income taxes	$33	$20	$2,256

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued liabilities	$—	$199	$928
Property, plant and equipment purchased with lease obligations	$2,210	$—	$—
Deferred offering costs in accounts payable	$—	$—	$1,001

See accompanying notes to the consolidated financial statements.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1. Nature of the Business and Basis of Presentation

Vital Farms, Inc. (“Vital Farms”) was incorporated in Delaware on June 6, 2013 and is headquartered in Austin, Texas. Vital Farms packages, markets and distributes pasture-raised shell eggs, pasture-raised butter and other products. These products are sold under the trade names Vital Farms, Alfresco Farms, Lucky Ladies and RedHill Farms, primarily to retail foodservice channels in the United States.

Vital Farms Arkansas, LLC, Vital Farms Missouri, LLC, Backyard Eggs, LLC, Barn Door Farms, LLC and Sagebrush Foodservice, LLC are all wholly owned subsidiaries of Vital Farms (collectively referred to with Vital Farms as the “Company”). All significant intercompany transactions and balances have been eliminated in the Vital Farms consolidated financial statements.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Vital Farms, its subsidiaries and a variable interest entity (“VIE”) in which Vital Farms has an interest and is the primary beneficiary. See Note 3, “Variable Interest Entity.” The noncontrolling interest attributable to the Company’s VIE is presented as a separate component from stockholders’ equity in the consolidated balance sheets.

Change in Fiscal Year: In January 2018, the Company elected to change from a calendar year ending on December 31 to a 52-53-week fiscal year, ending on the last Sunday in December, effective beginning with the first quarter of 2018. In a 52-53-week fiscal year, each of the Company’s fiscal quarters consist of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. The Company’s first 53-week fiscal year will be fiscal 2023, which the Company expects to begin on December 26, 2022 and end on December 31, 2023.

Liquidity and Going Concern: In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Through December 29, 2019, the Company has funded its operations primarily with cash flows from product sales, proceeds from the sale of its capital stock and proceeds from borrowings under its existing Credit Facility (as defined in Note 10, “Long-Term Debt”). The Company recognized net (loss) income of $(2,145), $5,629 and $3,312 for the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively. In addition, the Company had retained earnings of $5,239 as of December 29, 2019. As of March 26, 2020, the issuance date of the consolidated financial statements, the Company expects that its cash and cash equivalents of $1,274 as of December 29, 2019, together with cash provided by operating activities, will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of the consolidated financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates principally include revenue recognition, determination of useful lives for property and equipment, goodwill, contingent consideration, allowance for doubtful accounts,

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

inventory obsolescence, valuation of common stock, stock option valuations, redeemable noncontrolling interest, accrual liabilities and income taxes. Actual results could differ from those estimates.

Unaudited Pro Forma Information: The unaudited pro forma balance sheet data as of December 29, 2019 assumes the automatic conversion of all outstanding shares of the Company’s Series B, Series C and Series D convertible preferred stock (collectively, “Preferred Stock”) into shares of the Company’s common stock immediately upon the closing of the Company’s planned initial public offering (“IPO”). The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

The unaudited pro forma basic and diluted net income per share for the year ended December 29, 2019 assumes the automatic conversion of all outstanding shares of Preferred Stock into shares of the Company’s common stock immediately upon the closing of the Company’s planned IPO, as though the conversion had occurred as of the beginning of the period. The shares of the Company’s common stock expected to be issued, and the related net proceeds expected to be received, in connection with the planned IPO are excluded from such pro forma information.

Concentrations of Credit Risk and Significant Customers: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains deposits with large financial institutions that the Company believes are of high credit quality. At times the Company’s cash and cash equivalents balances with individual banking institutions are in excess of federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents balances.

As of December 30, 2018 and December 29, 2019, the Company had customers that individually represented 10% or more of the Company’s accounts receivable, net and customers that individually exceeded 10% or more of the Company’s net revenue for the years ended December 31, 2017, December 30, 2018 and December 29, 2019. The percentage of net revenue from these significant customers during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, and accounts receivable, net due from these significant customers as of December 30, 2018 and December 29, 2019, are as follows:

	Net Revenue Year Ended December 31, 2017	Net Revenue Year Ended December 30, 2018	Net Revenue Year Ended December 29, 2019	Accounts Receivable, Net As Of December 30, 2018	Accounts Receivable, Net As Of December 29, 2019
Customer A	36%	36%	35%	10%	25%
Customer B	15%	14%	14%	29%	21%
Customer C	*	10%	11%	*	*

*	Net revenue and/or accounts receivable was less than 10%.

The Company performs ongoing credit evaluations of its customers’ financial condition but does not require collateral to support customer receivables.

Cash and Cash Equivalents: The Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in financial institutions in the United States. As of December 29, 2019, cash and cash equivalents consisted of cash on deposit with balances denominated in U.S. dollars and investments in money market funds.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Deferred Offering Costs: The Company capitalizes certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned IPO, until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. There were no deferred offering costs capitalized as of December 30, 2018. As of December 29, 2019, the Company recorded deferred offering costs of $1,001 in the accompanying consolidated balance sheets.

Variable Interest Entity: The Company consolidates all entities where a controlling financial interest exists. The Company has considered its relationships with a certain entity to determine whether the Company has a variable interest in that entity, and if so, whether the Company is the primary beneficiary of the relationship. GAAP requires VIEs to be consolidated if an entity’s interest in the VIE is a controlling financial interest. Under the variable model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance and (ii) the obligations to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. The consolidation status of a VIE may change as a result of such reassessments. Changes in consolidation status are applied prospectively in accordance with GAAP.

Segment Information: The Company operates and manages its business as one reportable and operating segment. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of evaluating financial performance and allocating resources. All of the Company’s long-lived assets and customers are located in the United States.

Fair Value of Financial Instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are defined below:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts of the Company’s long-term debt approximate the fair value based on consideration of current borrowing rates available to the Company (Level 2 input). The carrying values of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Accounts Receivable: Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. The Company establishes an allowance for doubtful accounts as losses are estimated to have occurred

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the receivable is no longer collectible. These losses have been immaterial to date. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on the credit risk of specific customers, past collection history, and management’s evaluation of accounts receivable. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company did not record an allowance for doubtful accounts at December 30, 2018. As of December 29, 2019, the Company recorded an allowance for doubtful accounts of $304 in the accompanying consolidated balance sheets.

Inventories: Inventories are stated at the lower of cost (determined under the first-in, first-out method) or net realizable value. Inventory includes eggs, butter, packaging, feed, laying hens, pullets, merchandise and equipment parts. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded in cost of goods sold with the offset to inventory. Any inventory that does not meet the quality control standards of the Company is separated and a reserve is recorded for the cost.

The cost associated with laying hens and pullets are accumulated up to the production stage which involves a growing period of approximately 24 weeks, and are amortized to cost of goods sold over their productive lives, which are generally 54 weeks.

Property, Plant and Equipment, Net: Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives. The general range of useful lives of other property, plant and equipment is as follows:

Estimated Useful Life
Land	N/A
Building and improvements	39 years
Vehicles	5 years
Machinery and equipment	2 to 7 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of lease term or 5 years

When assets are sold or retired, the cost and related accumulated depreciation or amortization of assets disposed of are removed from the accounts, with any resulting gain or loss recorded in income from operations in the consolidated statements of operations. Costs of repairs and maintenance are expensed as incurred.

Goodwill: Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on the first day of the fourth fiscal quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s goodwill impairment test is performed at the enterprise level given the sole reporting unit.

The Company first assesses qualitative factors to determine whether events or circumstances existed that would lead the Company to conclude that it is more likely than not that the fair value of the reporting unit is below its carrying amount. If the Company determines that it is more likely than not that the fair value of the reporting unit is below the carrying amount, a quantitative goodwill assessment is required. In the quantitative evaluation, the fair value of the reporting unit is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable and no further action is required. If the fair value estimate is less than the carrying value, goodwill is considered impaired for the amount by which the

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

carrying amount exceeds the reporting unit’s fair value and a charge is reported as impairment of goodwill in the consolidated statements of operations.

To date, the Company has not recorded any impairment charges associated with its goodwill.

Impairment of Long-Lived Assets: The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects and the effects of obsolescence, demand, competition and other economic factors. The Company did not recognize an impairment loss during the years ended December 31, 2017, December 30, 2018 and December 29, 2019.

Contingent Consideration: In connection with the Company’s acquisition of certain assets of Heartland Eggs, LLC in 2014, the Company was required to make royalty payments to prior owners of certain assets of Heartland Eggs. The royalty payments are contingent on the Company’s future purchase of eggs from supplier contracts that were acquired in the certain assets of Heartland Eggs acquisition. The royalty payments are deemed to be contingent because the future egg purchases are not guaranteed, and the timing and amount of any such purchases are unknown. The fair value of the contingent consideration was determined at the acquisition date using unobservable inputs (Level 3 inputs). These inputs included projected financial information, market volatility, risk-adjusted discount rates and timing of contractual payments. Subsequent to the acquisition date, at each reporting date, the contingent consideration liability is remeasured to fair value with changes in fair value recorded within general and administrative expenses in the Company’s consolidated statements of operations.

Noncontrolling Interest: The Company recognizes noncontrolling interest related to VIE’s, in which the Company is the primary beneficiary, as equity in the consolidated financial statements separate from the parent entity’s equity. The amount of net loss attributable to noncontrolling interests are included in consolidated net income on the face of the consolidated statements of operations. Changes in the parent entity’s ownership interest in a subsidiary that do not result in deconsolidation are treated as equity transactions if the parent entity retains its controlling financial interest. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. Affiliate equity interests where the Company has certain rights to demand settlement are presented at their current redemption values, as redeemable noncontrolling interest in the consolidated balance sheet. Because these transactions take place between entities under common control, any gains or losses attributable to these transactions are required to be included within additional paid-in-capital on the consolidated balance sheets.

Income Taxes: Income taxes are computed using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

The Company follows the provisions of the authoritative guidance from the Financial Accounting Standards Board (“FASB”) on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

that a company has taken or expects to take on a tax return. Under these provisions, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, the Company must accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 30, 2018 and December 29, 2019, the Company had no accrued interest or penalties related to uncertain tax positions.

Net (Loss) Income per Share Attributable to Vital Farms, Inc. Common Stockholders: The Company applies the two-class method to compute basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders when shares meet the definition of participating securities. The two-class method determines net (loss) income per share for each class of the Company’s common stock and Preferred Stock according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires (loss) income available to common stockholders of Vital Farms, Inc. for the period to be allocated between the Company’s common stock and Preferred Stock based upon their respective rights to share in the earnings as if all (loss) income for the period had been distributed. During periods of loss, there is no allocation required under the two-class method since the Preferred Stock does not have a contractual obligation to share in the Company’s losses.

Basic net (loss) income per share attributable to Vital Farms, Inc. stockholders is computed by dividing net (loss) income by the weighted-average number of shares outstanding during the period without consideration of potentially dilutive common stock. Diluted net (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue shares of the Company’s common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless inclusion of such shares would be anti-dilutive. For periods in which the Company reports net losses, diluted net loss per common share attributable to Vital Farms, Inc. common stockholders is the same as basic net loss, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Revenue Recognition: The Company generates revenue primarily through sales of products, including pasture-raised eggs and butter, to its customers, which include natural channel retailers, mainstream channel retailers and foodservice partners. The Company sells its products to customers on a purchase-order basis.

Revenue for the years ended December 31, 2017 and December 30, 2018 is presented under Topic 605.

The Company recognizes revenue under ASC Topic 605, Revenue Recognition (Topic 605), when all the following criteria are met: (i) upon the transfer of title of the product, ownership and risk of loss to the customer, which typically occurs upon delivery and acceptance of the product by customers; (ii) collection of the relevant receivable is reasonably assured; (iii) persuasive evidence of an arrangement exists; and (iv) the sales price is fixed or determinable. The Company periodically offers sales incentives to its customers to encourage purchases. These sales incentives include discounts, in-store promotions, volume rebates and other similar offers. Provision for sales incentives is recorded at the later of the date at which the related revenue is recognized or the sales incentive is offered. At the end of each accounting period, the Company recognizes a liability for an estimated promotional allowance reserve. Chargebacks and discount offers, when accepted by customers, are treated as a

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

reduction of the sales price of the related transaction. Current discount and inducement offers are presented as a net amount in net revenue. For the years ended December 31, 2017 and December 30, 2018, the Company recorded chargebacks of $1,288 and $1,388 and discounts of $8,445 and $14,384, respectively.

Adoption of ASC 606

In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which was subsequently updated. The Company adopted the standard as of December 31, 2018, using the modified retrospective method. Under this method, entities recognize the cumulative effect of applying the new standard at the date of initial application with no restatement of comparative periods presented. The Company’s assessment efforts included an evaluation of revenue contracts with customers, related sales incentives and contract costs that were not complete as of December 31, 2018. Adoption of Topic 606 did not have a material impact on the Company’s results of operations or financial position; therefore, there was no adjustment to previously reported results. The Company does not expect the adoption of Topic 606 will have a material impact in future periods.

Under Topic 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps:

(i)	Identify the contract(s) with a customer.

The Company considers the terms and conditions of the Company’s contracts and the Company’s standard business practices to identify contracts under Topic 606. The Company considers that it has a contract with a customer when the contract is approved, the Company can identify each party’s rights regarding the products to be transferred, the Company can identify the payment terms for the products to be transferred, the Company has determined that the customer has the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors, including the customer’s credit worthiness, historical payment experience or, in the case of a new customer, credit and financial information pertaining to the new customer.

(ii)	Identify the performance obligations in the contract.

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are capable of being distinct, whereby the customer can benefit from the product or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised products or services, the Company applies judgment to determine whether promised products or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. Shipping and distribution activities occur prior to the transfer of control of a good and are considered activities to fulfill the Company’s promise to deliver goods to the customers. Shipping and distribution activities are not a promised service, and therefore, are not a separate performance obligation.

(iii)	Determine the transaction price.

The Company defines the transaction price as the amount of consideration in a contract to which it expects to be entitled in exchange for transferring promised goods or services to a customer; amounts collected on behalf of

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

third parties are excluded. Variable consideration is included in the transaction price, if, in the Company’s judgment, it is probable that no significant future reversal of cumulative revenue under the contract will occur. The Company determines the amount of variable consideration by using the expected value method or the most likely amount method. In addition, the Company accounts for consideration payable to customers such as sales incentives and slotting fees as a reduction in the transaction price. For the year ended December 29, 2019, the Company recorded chargebacks of $1,874 and discounts of $16,573, respectively.

(iv)	Allocate the transaction price to the performance obligations in the contract.

The Company has no significant arrangements with multiple performance obligations. For contracts that contain a single performance obligation, the Company allocates the entire transaction price to the single performance obligation.

(v)	Recognize revenue as the entity satisfies a performance obligation.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to a customer. The Company recognizes revenue when it transfers control of the products to the customer for an amount that reflects the consideration that the Company expects to receive in exchange for those products.

Contract Costs

The Company sometimes incurs costs to obtain or fulfill a contract with a customer. The Company has applied the practical expedient in ASC 340-40-25-4 and records as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of these costs is less than one year. For the year ending December 29, 2019, all contract costs assessed upon the adoption of Topic 606 had an amortization period of less than one year.

Treasury Stock: The Company records treasury stock activities under the cost method whereby the cost of the acquired stock is recorded as treasury stock. The Company’s accounting policy upon the formal retirement of treasury stock is to deduct the par value from the Company’s common stock and to reflect any excess of cost over par value as a reduction to additional paid-in capital (to the extent created by previous issuances of the shares).

Shipping and Distribution: The Company’s shipping and distribution costs include costs incurred with third-party carriers to transport products to customers and salaries and overhead costs related to activities to prepare the Company’s products for shipment. Shipping and distribution costs were $5,724, $8,615 and $10,001 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

Stock-Based Compensation: The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of the Company’s common stock, expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield.

Effective December 31, 2018, the Company adopted ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

the scope of Topic 718 to include share-based payment awards to nonemployees. As a result, stock-based awards granted to consultants and non-employees are accounted for in the same manner as awards granted to employees and directors as described above. The impact of adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

Prior to the adoption of ASU 2018-07, the Company recognized compensation expense for stock-based awards granted to consultants and non-employees over the shorter of the vesting period or the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is re-measured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Stock Option Valuation: The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company did not pay cash dividends in any of the periods presented and does not expect to pay any cash dividends in the foreseeable future.

Advertising and Promotion Expenses: Advertising and promotion expenses consist primarily of costs incurred promoting and marketing the Company’s products. The Company expenses all advertising and promotion costs as incurred. During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company incurred advertising and promotion expenses of approximately $1,663, $4,613 and $10,320, respectively.

Recent Accounting Pronouncements: From time to time, new accounting pronouncements are issued by the FASB under its Accounting Standards Codification or other standard setting bodies. The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) it affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements: In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

payments to nonemployees by aligning it with the accounting for share-based payments to employees and directors, with certain exceptions. The new standard is effective for non-public companies for annual reporting periods beginning after December 15, 2019 with early adoption permitted. The Company adopted this standard on December 31, 2018. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. For non-public companies, the guidance in the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted this standard on December 31, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) which amended the existing FASB Accounting Standards Codification. ASU 2014-09 supersedes the revenue recognition requirements in Revenue Recognition (“Topic 605”) and establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. Additionally, the standard requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard also requires the capitalization of costs to acquire a contract. The Company utilized the modified retrospective method of adoption, applying the standards to only 2019, and not restating prior periods presented in the consolidated financial statements. The Company’s assessment efforts included an evaluation of revenue contracts with customers, costs to acquire contracts and related sales incentives that were not complete as of December 31, 2018. Adoption of ASU 2014-09 did not have a material impact on the Company’s results of operations or financial position.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other, that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test under ASC 350. Under current guidance, if the fair value of a reporting unit is lower than its carrying amount (Step 1), an entity calculates any impairment charge by comparing the implied fair value of goodwill with its carrying amount (Step 2). The implied fair value of goodwill is calculated by deducting the current fair value of all assets and liabilities of the reporting unit from the reporting unit’s fair value as determined in Step 1. Under ASU 2017-04, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The guidance is effective for fiscal years beginning after December 15, 2020, and early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The guidance must be applied prospectively. The Company adopted this standard on January 1, 2018 and the adoption of this standard did not have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Company adopted this standard on January 1, 2018 and elected to prospectively account for forfeitures as they occur. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted: In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements. The standard is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of operations. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company expects to adopt the guidance retrospectively at the beginning of the period of adoption, fiscal year 2021, through a cumulative-effect adjustment, and will not apply the new standard to comparative periods presented. The new standard provides a number of practical expedients. Upon adoption, the Company expects to elect all of the practical expedients available. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements. It is anticipated that the primary impact of the adoption will be the recording of a right-of-use asset and lease liability of similar amount on the Company’s consolidated balance sheets.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. For non-public companies, the guidance in ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

3. Variable Interest Entity

In May 2016, the Company entered into a master joint development and production distribution agreement (the “JDPD Agreement”) with Novatrans Group SA (“Novatrans”) for the development of certain technology related to determining certain properties of an egg, including fertility (the “TeraEgg Technology”). In May 2016, pursuant to the JDPD Agreement, the Company paid $446 to Novatrans for research and development activities in connection with the TeraEgg Technology.

In December 2016, pursuant to the JDPD Agreement, the Company entered into an assignment agreement with Ovabrite, Inc. (“Ovabrite”), whereby the Company granted and assigned to Ovabrite all rights and obligations of the Company under the JDPD Agreement. Ovabrite was incorporated in the state of Delaware in November 2016. The

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

founding stockholders of Ovabrite are also stockholders of the Company, with the majority stockholder of Ovabrite’s equity at the time of formation serving as the Company’s executive chairman and member of the Company’s board of directors. Ovabrite is a related party because its principal owners are stockholders of the Company and Ovabrite is deemed to be a VIE.

In December 2016, in consideration for the assignment and grant of rights under the JDPD Agreement, Ovabrite issued an unsecured promissory note in a principal amount of $446 (the “First Note”) to the Company, which represented the total cash paid by the Company to Novatrans under the JDPD Agreement. Interest on the First Note accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the First Note, including any accrued but unpaid interest, until the First Note matured on December 23, 2021.

In December 2016, the Company extended an unsecured line of credit to Ovabrite to be used for working capital under which Ovabrite’s maximum borrowing capacity was $50 (the “Ovabrite Line of Credit”). Interest on the Ovabrite Line of Credit accrued at an annual rate of 1.46%, and Ovabrite was required to make semi-annual payments on amounts outstanding under the Ovabrite Line of Credit including any accrued but unpaid interest, until the Ovabrite Line of Credit matured on December 23, 2021.

In December 2016, the Company entered into a services agreement with Ovabrite under which the Company provides certain administrative services to Ovabrite in exchange for a monthly management fee.

In November 2017, Ovabrite modified the First Note and the Ovabrite Line of Credit and issued a 1.45% unsecured convertible promissory note to the Company in a principal amount of $496 plus previously accrued and unpaid interest of $6 (the “Ovabrite Convertible Note”). In the event of a qualified sale of Ovabrite equity securities to one or more investors resulting in gross proceeds to Ovabrite of at least $1,000, all principal and accrued and unpaid interest on the Ovabrite Convertible Note was automatically convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in the financing. In the event of a non-qualified sale of Ovabrite equity securities (a “Nonqualified Financing”), all principal and accrued and unpaid interest on the Ovabrite Convertible Note was contingently convertible into a number of shares of Ovabrite’s equity securities issued in such a financing equal to the outstanding principal and accrued but unpaid interest on the Ovabrite Convertible Note, divided by an amount equal to 80% of the lowest price per share of the equity security sold in such financing.

In November 2017, Ovabrite issued 1,065,038 shares of convertible preferred stock (the “Series 2017 Preferred Stock”) at $0.14 per share for gross proceeds of $150, which constituted a Nonqualified Financing; issuance costs associated with the financing were de minimis. In March 2018, in connection with the Series 2017 Preferred Stock purchase agreement, Ovabrite issued an additional 177,506 shares of Series 2017 Preferred Stock at $0.14 per shares for gross proceeds of $25 to its stockholders; issuance costs associated with the financing were de minimis. In April 2018, as a result of the Nonqualified Financing event that occurred in November 2017, the Company elected to exercise its option to convert the outstanding principal balance of the Ovabrite Convertible Note into 4,459,490 shares of Series 2017 Preferred Stock at a conversion price of $0.112672 per share.

The Company is the primary beneficiary of the VIE as the Company has (i) the power to direct the activities of Ovabrite that most significantly impact Ovabrite’s economic performance and (ii) the obligation to absorb losses that could potentially be significant to Ovabrite, or the right to receive benefits from Ovabrite that could potentially be significant to Ovabrite. Therefore, the assets, liabilities, and results of operations of Ovabrite are included in the consolidated financial statements.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The table below presents the assets and liabilities (including intercompany balances that were eliminated in consolidation) of Ovabrite as of December 30, 2018 and December 29, 2019:

	December 30, 2018	December 29, 2019
Assets
Current assets:
Cash and cash equivalents	$2	$716
Accounts receivable	—	255

Total assets	$2	$971

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$8
Accrued liabilities	76	206

Total current liabilities	76	214

Note payable to related party	121	—

Total liabilities	197	214

Redeemable convertible preferred stock	677	677
Stockholders’ equity:
Common stock	1	1
Stockholders’ (deficit) equity	(873)	79

Total stockholders’ (deficit) equity	$(872)	$80

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$2	$971

The table below presents the results of operations (including intercompany balances that are eliminated in consolidation) for Ovabrite for the years ended December 31, 2017, December 30, 2018 and December 29, 2019:

	Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
Operating expenses:
General and administrative	$218	$190	$153

Total operating expenses	218	190	153

Loss from operations	(218)	(190)	(153)

Other (expense) income, net:
Interest expense	(7)	(2)	—
Other income	—	—	1,200

Total other (expense) income, net	(7)	(2)	1,200

Net (loss) income before income taxes	(225)	(192)	1,047
Provision for income taxes	—	—	120

Net (loss) income	$(225)	$(192)	$927

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Redeemable Noncontrolling Interests: In connection with the consolidation of Ovabrite, the Company recognized the issuance of Series 2017 Preferred Stock in November 2017 and April 2018 as redeemable noncontrolling interests. The Series 2017 Preferred Stock is considered redeemable noncontrolling interests and are classified in mezzanine equity on the consolidated balance sheet as the shares are redeemable upon an event that is not solely within the control of Ovabrite. A liquidation, dissolution or winding up of Ovabrite would constitute a redemption event, which may be outside of Ovabrite’s control. The redeemable noncontrolling interests were measured at fair value upon issuance. Subsequent measurement depends on either (i) the redeemable noncontrolling interests becoming redeemable at fair value or (ii) when the Series 2017 Preferred Stock becomes, or is probable of becoming, redeemable. The noncontrolling interest has not been remeasured to fair value since issuance because it is currently not probable that the Series 2017 Preferred Stock will become redeemable based on the likelihood of occurrence of certain events that would prevent it from becoming redeemable. If the Company determines that redemption of the Series 2017 Preferred Stock is probable, the noncontrolling interest will be remeasured to fair value, with changes in the carrying value recognized within additional paid-in-capital.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Ovabrite or deemed liquidation event, the holders of the shares of outstanding Series 2017 Preferred Stock shall be entitled to an amount equal to the greater of (a) the Series 2017 Original Issue price, plus any dividends declared but unpaid or (b) such amount per share as would have been payable had all shares been converted into Ovabrite common stock immediately prior to such liquidation, dissolution or winding up or deemed liquidation event.

The following table presents a rollforward of the redeemable noncontrolling interests:

Redeemable Noncontrolling Interest
Balance as of December 31, 2017	$150
Issuance of noncontrolling interest	25

Balance as of December 30, 2018	$175

Issuance of noncontrolling interest	—

Balance as of December 29, 2019	$175

4. Fair Value

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of December 30, 2018 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration, current	$—	$—	$390	$390
Contingent consideration, net of current portion	—	—	601	601

Total	$—	$—	$991	$991

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

	Fair Value Measurements as of December 29, 2019 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration, current	$—	$—	$270	$270
Contingent consideration, net of current portion	—	—	382	382

Total	$—	$—	$652	$652

During the year ended December 30, 2018 and December 29, 2019, there were no transfers between Level 1, Level 2 or Level 3.

The contingent consideration in the table above relates to royalty payments in connection with the acquisition of certain assets of Heartland Eggs. The fair value of the contingent consideration was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. See Note 2, “Summary of Significant Accounting Policies.”

The Company used a discounted cash flow valuation technique which incorporates estimates and assumptions to value the contingent consideration. Key estimates and assumptions impacting the fair value measurement include: (i) projected financial information, (ii) market volatility, (iii) risk-adjusted discount rates and (iv) timing of contractual payments.

The following table presents the unobservable inputs incorporated into the valuation of contingent consideration:

Unobservable Input	December 30, 2018	December 29, 2019
Dozens of eggs supplied	16,151,149	10,367,830
Royalty rate per dozen eggs	$0.07	$0.07
Estimated royalty income	$1,131	$726
Discount interval (years)	5.0	4.0

The following table provides a rollforward of the aggregate fair value of the Company’s contingent consideration, for which fair value is determined using Level 3 inputs:

Balance as of December 31, 2017	$1,393
Payment of contingent consideration	(494)
Change in fair value	92

Balance as of December 30, 2018	$991

Payment of contingent consideration	(409)
Change in fair value	70

Balance as of December 29, 2019	$652

5. Revenue Recognition

The reported results for the years ending December 31, 2017 and December 30, 2018 reflects the application under the guidance of Topic 605, while the year ended December 29, 2019 reflect the application of Topic 606 guidance.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table summarizes the Company’s net revenue by primary product:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Net Revenue:
Eggs	$69,629	$98,967	$128,579
Butter	4,371	7,746	12,154

Net Revenue	$74,000	$106,713	$140,733

Net revenue is primarily generated from the sale of eggs and butter. Historically, the Company’s product offering was comprised of pasture-raised shell eggs and pasture-raised butter. In 2018, the Company added pasture-raised hard boiled eggs to its product offering, and in 2019, the Company launched both clarified butter (“ghee”) and liquid whole eggs.

For the years ended December 31, 2017, December 30, 2018 and December 29, 2019, net revenue generated from eggs included net revenue from pasture-raised shell eggs of $69,629, $98,269 and $126,185, respectively, net revenue generated from liquid whole eggs of $0, $0 and $239, respectively, and net revenue generated from hard boiled eggs of $0, $698 and $2,155, respectively.

For the years ended December 31, 2017, December 30, 2018 and December 29, 2019, net revenue generated from butter included revenue from pasture-raised butter of $4,371, $7,746 and $11,508, respectively, and net revenue generated from ghee was $0, $0 and $646, respectively.

6. Accounts Receivable, Net

Accounts receivable, net was $10,236 and $16,108 at December 30, 2018 and December 29, 2019, respectively. As of December 30, 2018 and December 29, 2019, the company recorded an allowance for doubtful accounts of $0 and $304, respectively.

Changes in the allowance for doubtful accounts were as follows:

	Balance as of December 31, 2017	Provisions Charged to Operating Results	Account Write-off	Balance as of December 30, 2018
Allowance for doubtful accounts	$(23)	$—	$23	$—

	Balance as of December 30, 2018	Provisions Charged to Operating Results	Account Write-off and Recoveries	Balance as of December 29, 2019
Allowance for doubtful accounts	$—	$(304)	$—	$(304)

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

7. Inventories

As of December 30, 2018 and December 29, 2019, inventories consisted of the following:

	December 30, 2018	December 29, 2019
Eggs and inventory in transit	$2,407	$9,000
Butter	323	646
Packaging	636	1,949
Ghee	—	792
Other	699	749
Less: excess and obsolete inventory reserve	(199)	(189)

	$3,866	$12,947

Changes in the excess and obsolete inventory reserve, were as follows:

	Balance at Beginning of Year	Provisions Charged to Operating Results	Account Write-off	Balance at End of Year
Excess and obsolete inventory reserve
As of December 30, 2018	$(262)	$(200)	$263	$(199)
As of December 29, 2019	$(199)	$(189)	$199	$(189)

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, laying-hen costs amortized to cost of goods sold were approximately $412, $676 and $484, respectively. On a periodic basis, the Company compares the amount of inventory on hand with its latest forecasted requirement to determine whether write-offs for excess or obsolete inventory reserves are required.

In November 2019, the Company amended certain of its long-term supply contracts associated with its egg producing farms. Pursuant to the terms of the amendments, the Company made commitments to reimburse certain of the farms for lost income in connection with removing birds from current flocks ahead of schedule and agreed to pay to the impacted farms the equivalent of the profit they could have reasonably earned on the output of the impacted flock. The Company measured the losses on the amended long-term supply contracts in the same way as inventory losses, and accrued approximately $1,649 in expected payments to suppliers under these arrangements, which is charged to cost of sales for the year ended December 29, 2019 and included in accrued liabilities as of December 29, 2019 in the accompanying consolidated balance sheets.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

8. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 30, 2018	December 29, 2019
Land	$525	$525
Buildings and improvements	14,175	14,241
Vehicles	480	454
Machinery and equipment	5,112	6,297
Leasehold improvements	7	483
Furniture and fixtures	122	422
Construction in progress	575	3,396

	20,996	25,818
Less: Accumulated depreciation and amortization	(2,336)	(3,360)

Property, Plant and Equipment, net	$18,660	$22,458

Depreciation and amortization of property, plant and equipment totaled $821, $1,437 and $1,921 for the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

9. Goodwill

The Company’s goodwill was generated from the business acquisition of Redhill Farms LLC in 2013 and the acquisition of certain assets of Heartland Eggs in 2014. There were no changes to the goodwill carrying value during the years ended December 31, 2017, December 30, 2018 and December 29, 2019.

10. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 30, 2018	December 29, 2019
Accrued promotions	$2,124	$1,887
Accrued grower payments	—	1,649
Accrued employee related costs	2,172	1,132
Accrued offering costs	—	385
Accrued distribution fees	406	624
Accrued accounting and legal fees	214	86
Accrued commissions	—	212
Accrued freight	150	—
Accrued expired product chargebacks	145	151
Accrued marketing	126	675
Other	508	843
Property, plant and equipment	—	964

Accrued Liabilities	$5,845	$8,608

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

11. Long-Term Debt

Line of credit: In October 2015, the Company entered into a credit agreement (the “Line of Credit”) with a financial institution that provided for maximum borrowings in one or more advances up to an amount equal to $4,000,000 subject to certain borrowing requirements as defined in the agreement. Borrowings under the Line of Credit accrued interest at one-month LIBOR plus 1.9% and had a maturity date of September 30, 2017. As of December 31, 2017, there were no outstanding borrowings under the Line of Credit agreement.

Subordinated debt: In March 2017, the Company issued Senior Subordinated Promissory Notes (the “Subordinated Debt”) to certain stockholders totaling $4,000. Borrowings under the Subordinated Debt bore interest at a rate per annum equal to the lesser of the applicable rate of 14% or the maximum rate, defined as the maximum non-usurious interest rate permitted under applicable law, and had an original maturity date of December 31, 2018 (“Maturity Date”). As of October 4, 2017, the date of repayment of all borrowings under the Subordinated Debt agreements, the effective interest rate applicable to borrowings under Subordinated Debt agreements was 14%. The Subordinated Debt agreement required interest only payments semi-annually, on September 1 and March 1 of each calendar year, beginning on March 1, 2018 through the Maturity Date when all unpaid principal and interest became due and payable. In October 2017, a portion of the proceeds from the credit facility agreement with PNC Bank, National Association (the “Credit Facility”) was used to repay the outstanding balance of $4,000 under the Subordinated Debt agreement as further discussed below. The Company accounted for the repayment of the outstanding balance under the Subordinated Debt as an extinguishment of the Subordinated Debt which did not result in an impact to the Company’s consolidated statements of operations as there was no unamortized debt discount at the time of extinguishment.

Credit facility: On October 4, 2017, the Company entered into the Credit Facility agreement that provided for an initial term loan of $4,700 and a revolving line of credit of up to $10,000. The Credit Facility also originally provided for a $1,500 equipment note for the purpose of funding permitted capital expenditures, subject to certain restrictions.

On April 13, 2018 and April 25, 2018, the Company entered into amended loan agreements in connection with the Credit Facility (the “First Amendment Loan” and “Second Amendment Loan,” respectively). The First Amendment Loan was entered to decrease the maximum borrowings under the equipment note from $1,500 to $750 and to waive existing events of default. The Second Amendment Loan was entered to modify various definitions and terms that were not significant.

On February 7, 2019, the Company entered into the Third Amendment to the Credit facility (“Third Amendment Loan”). The Third Amendment Loan agreement was entered into to waive existing events of default under the Credit Facility.

Borrowings under the term loan are repayable in monthly installments of principal and interest, followed by a balloon payment of all unpaid principal and accrued and unpaid interest due on October 4, 2022. Interest on borrowings under the term loan accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.75% or (ii) 1.75% plus the sum of the Federal Funds Open Rate plus 50 basis points and the Daily LIBOR Rate plus 100 basis points. As of December 31, 2017, December 30, 2018 and December 29, 2019, the interest rate applicable to borrowings under the term loan was 4.15%, 6.33% and 4.64%, respectively.

Under the revolving line of credit, the maximum borrowing capacity is $10,000. Interest on borrowings under the revolving line of credit, as well as loan advances thereunder, accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.0% or (ii) 1.0% plus the alternate base rate. There were no outstanding borrowings under the revolving line of credit as of December 30, 2018. As of December 29, 2019, the interest rate applicable to borrowings under the revolving line of credit was 5.75%.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Under the equipment loan, the maximum borrowing capacity is $750, subject to certain restrictions. Any borrowings under the equipment loan from October 4, 2018 through October 4, 2019 will be due and payable beginning the following month with 36 monthly installments of principal and interest due through October 4, 2022, and all accrued and unpaid interest due October 4, 2022. Interest on borrowings under the equipment loan accrues at a rate, at the Company’s election at the time of borrowing, equal to (i) LIBOR plus 2.75% or (ii) 1.75% plus the alternate base rate. There were no outstanding borrowings under the equipment loan as of December 30, 2018. As of December 29, 2019, the interest rate applicable to borrowings under the equipment loan was 4.44%.

The Credit Facility is secured by all of the Company’s assets and requires the Company to maintain three financial covenants: a fixed charge coverage ratio, a leverage ratio and a minimum EBITDA. The Credit Facility also contains various covenants relating to limitations on indebtedness, on investments and acquisitions, on the sale of properties and on liens and capital expenditures. In addition, the Credit Facility imposes limitations on the Company’s ability to pay dividends or distributions on any equity interest, declare any stock splits or reclassifications of its stock, or apply any of its funds, property or assets to purchase, redeem or retire any of its equity interests or to purchase, redeem or retire any of its options to purchase any of its equity interests. The Credit Facility also contains other customary covenants, representations and events of default. As of December 29, 2019, the Company was in compliance with all covenants under the Credit Facility.

The Company incurred debt issuance costs of $219 during the year ended December 31, 2017 relating to the Credit Facility. These costs were capitalized as loan origination fees and recorded as debt issuance costs. The debt issuance costs are reflected as a reduction of the carrying value of long-term debt on the Company’s consolidated balance sheets and is being amortized to interest expense over the term of the Credit Facility using the effective interest method. The Company recognized interest expense of $524, $424 and $349 including amortization of debt issuance costs of $40, $71 and $9 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

As of December 30, 2018 and December 29, 2019, Long-term debt, net of current portion, consisted of the following:

	December 30, 2018	December 29, 2019
Term loan under credit facility agreement	$3,916	$3,245
Revolving line of credit	—	1,325
Equipment loan	—	554
Less: current maturities of long-term debt	(671)	(2,160)
Less: unamortized debt issuance costs	(109)	(68)

Long-term debt, net of current portion	$3,136	$2,896

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company made principal payments in connection with the Credit Facility of $112, $671 and $671, respectively.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Future principal payments for long-term debt as of December 29, 2019 are as follows:

For Fiscal Period
2020	$2,160
2021	867
2022	2,097

Total	$5,124

12. Lease Obligation

The following is a summary of leased property under capital leases included in property, plant and equipment in the consolidated balance sheets:

	December 30, 2018	December 29, 2019
Equipment	$2,211	$2,211
Less: accumulated depreciation	(390)	(706)

Equipment, net	$1,821	$1,505

Future minimum lease payments under these capital leases as of December 29, 2019 are as follows:

2020	498
2021	498
2022	334

Total minimum payments	1,330
Less amount representing interest at 5%	84

Present value of minimum lease payments	1,246
Less: Lease obligation, current	449

Lease obligation, net of current portion	797

13. Redeemable Convertible Preferred Stock

As of December 30, 2018 and December 29, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 3,330,440 shares of Preferred Stock, par value $0.0001 per share.

In April 2017, the Company issued and sold 1,219,672 shares of Series D Preferred Stock at a price of $9.1053 per share for gross proceeds of $11,105, excluding issuance costs of $85.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of each balance sheet date, Preferred Stock consisted of the following:

	December 30, 2018
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series B preferred stock	1,108,952	1,108,952	$4,377	$9,005	1,108,952
Series C preferred stock	1,001,816	1,001,816	7,639	12,002	1,001,816
Series D preferred stock	1,219,672	1,219,672	11,020	19,429	1,219,672

Total Preferred Stock	3,330,440	3,330,440	$23,036	$40,436	3,330,440

	December 29, 2019
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series B preferred stock	1,108,952	1,108,952	$4,377	$9,005	1,108,952
Series C preferred stock	1,001,816	1,001,816	7,639	12,002	1,001,816
Series D preferred stock	1,219,672	1,219,672	11,020	19,429	1,219,672

Total Preferred Stock	3,330,440	3,330,440	$23,036	$40,436	3,330,440

The holders of the Preferred Stock have the following rights and preferences:

Voting: The holders of the Preferred Stock are entitled to the number of votes equal to the number of whole shares of the Company’s common stock into which the shares of Preferred Stock held by such holder are convertible on such date. The holders of Preferred Stock shall vote together with the holders of the Company’s common stock, as a single class, on all matters submitted to a vote of stockholders.

Liquidation: Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series D Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series C Preferred Stock or the Company’s common stock by reason of their ownership thereof, an amount equal to the greater of (a) $15.93 per Share of Series D Preferred Stock, plus any dividends declared but unpaid thereon, and (b) such amount per share as would have been payable had all shares of Series D Preferred Stock been converted into common stock immediately prior to a liquidation, dissolution or deemed liquidation event; provided that, if upon any liquidation event the amount payable with respect to any Series D Preferred Stock are not paid in full, the holders thereof shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock and Series C Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of the Company’s common stock, an amount equal to the greater of (i) $8.12 per share of Series B Preferred Stock, plus any declared but unpaid dividends, or $11.98 per share of Series C Preferred Stock or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock and Series C Preferred Stock been converted into shares of the Company’s common stock immediately prior to such liquidation, dissolution or deemed liquidation event; provided that, if upon any liquidation event the amounts payable with respect to any series of Series B Preferred Stock and Series C Preferred Stock, are not paid in full, the holders there of shall share ratably in all the assets

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

available for payment in proportion to the full respective liquidation preference amount to which they are entitled. Upon completion of the distributions required above, the remaining assets of the Company available for distribution to its stockholders shall be distributed ratably to the holders of the Company’s common stock.

Conversion: Each share of Preferred Stock is convertible into shares of the Company’s common stock on a one-for-one basis, subject to appropriate adjustment in the event of any stock dividend, stock split or similar recapitalization, at the option of the stockholder and subject to adjustments in accordance with anti-dilution provisions. In addition, such shares will be converted automatically into shares of the Company’s common stock at the then applicable conversion ratio upon the earlier of (i) a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a “Qualified IPO”), or (ii) the occurrence of an event specified by vote or written consent of the holders of at least 66.66% of the then outstanding shares of Preferred Stock.

Dividends: Dividends are payable if and when declared by the Company’s board of directors.

Redemption: The holders of the Company’s Preferred Stock have no voluntary rights to redeem shares. A liquidation, dissolution or winding up of the Company would constitute a redemption event, which may be outside of the Company’s control.

Ovabrite’s Series 2017 Preferred Stock: As of December 30, 2018 and December 29, 2019, Ovabrite had issued 5,702,034 shares of Series 2017 Preferred Stock. The Company holds approximately 80% of these shares, which have been eliminated in consolidation. The remaining shares of Series 2017 Preferred Stock outstanding are presented as redeemable noncontrolling interest on the Company’s consolidated balance sheets. See Note 3, “Variable Interest Entity.”

14. Common Stock and Common Stock Warrants

Common Stock: As of December 29, 2019, the Company’s amended and restated certificate of incorporation authorized the Company to issue 16,401,856 shares of common stock, par value $0.0001 per share.

In March and April 2019, the Company issued and sold an aggregate of 1,144,314 shares of common stock at a purchase price of $13.1083 per share, for proceeds of $14,097, net of issuance costs of $903.

In March and April 2019, the Company executed a tender offer to repurchase 1,159,663 shares of its common stock and the vested equity of certain directors, employees and officers for a net purchase price of $12.33 per share for net proceeds of $14,289.

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. Each share of the Company’s common stock is entitled to one vote on all matters submitted to a vote of the Company’s stockholders. Holders of the Company’s common stock are entitled to receive dividends as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of Preferred Stock. No cash dividends had been declared or paid during the periods presented.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of each balance sheet date, the Company had reserved shares of common stock for issuance in connection with the following:

	December 30, 2018	December 29, 2019
Conversion of outstanding shares of redeemable convertible preferred stock	3,330,440	3,330,440
Warrants to purchase common stock	80,000	80,000
Options to purchase common stock	1,324,829	2,200,432
Shares available for grant under the 2013 Incentive Plan	26,404	97,594

Total	4,761,673	5,708,466

Common Stock Warrants: In June 2015, the Company issued a warrant to the guarantor of a line of credit agreement that was entered into in 2015 and matured and was repaid in full in 2017. The guarantor was also the Company’s Chief Executive Officer. The warrant provided for the purchase of a total of 80,000 shares of the Company’s common stock at an exercise price of $3.52 per share. As of December 29, 2019, the warrant has not yet been exercised. The warrant expires upon the earlier of June 12, 2020 or the completion of this offering. At the time of issuance, the Company classified the warrant as equity in its consolidated balance sheets.

15. Stock-Based Compensation

The Option Plan: The Vital Farms Inc. 2013 Incentive Plan (the “Option Plan”) provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to its employees, directors, officers, outside advisors and non-employee consultants outside advisors and non-employee consultants.

As of December 29, 2019, the Company has reserved 2,298,026 shares of its common stock for issuance to its employees, directors, outside advisors and non-employee consultants pursuant to the Option Plan. Unless otherwise provided, at the time of grant, the options issued pursuant to the Option Plan expire 10 years from the date of grant and generally vest over five years, with 20% vesting on the first anniversary and the balance vesting ratably over 48 months. At December 30, 2018 and December 29, 2019, 26,404 and 97,594 shares, respectively, were available for future grants of the Company’s common stock.

The Option Plan is administered by the Company’s board of directors or, at the discretion of the Company’s board of directors, by a committee thereof. The exercise prices, vesting and other restrictions are determined at the discretion of the Company’s board of directors, or its committee if so delegated. The Company’s board of directors values the Company’s common stock, taking into consideration the most recently available valuation thereof performed by third parties, as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company granted to its employees and directors options to purchase an aggregate of 68,000, 360,429 and 1,024,273 shares of its common stock, respectively. The Company recorded stock-based compensation expense for options granted to employees and directors of $320, $424 and $902 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company did not grant any options to purchase shares to its non-employee consultants. The Company recorded stock-based compensation expense for options granted to non-employees of $175, $176 and $127 during the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

Stock Option Valuation: The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to the Company’s employees and directors:

	Year Ended
	December 31, 2017	December 30, 2018	December 29, 2019
Expected term in years	6.5	6.5	6.5
Expected stock price volatility	37%	24%	40%
Risk-free interest rate	2.09%	2.76%	1.58%
Expected dividend yield	0.00%	0.00%	0.00%

Stock Options: The following table summarizes the Company’s stock option activity since December 30, 2018:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 30, 2018	1,324,829	$5.52	6.4	$4,683
Granted	1,024,273	13.51	9.6	$22,522
Exercised	(62,160)	3.57
Cancelled	(86,510)	8.44

Outstanding as of December 29, 2019	2,200,432	$9.19	7.3	$60,059

Options exercisable as of December 29, 2019	953,959	$4.83	4.8	$30,189
Options vested and expected to vest as of December 29, 2019	2,200,432	$9.19	7.3	$60,059

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for all stock options that had exercise prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2017, December 30, 2018 and December 29, 2019 was $53, $6 and $2,046, respectively.

The weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2017, December 30, 2018 and December 29, 2019 was $3.40, $2.72 and $6.32, respectively.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Stock-Based Compensation: Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Sales and marketing	$70	$35	$61
General and administrative	425	565	968

Total	$495	$600	$1,029

Effective December 31, 2018, the Company adopted ASU 2018-07 and no longer remeasures the fair value of equity awards granted to non-employees at each reporting period. See Note 2, “Summary of Significant Accounting Policies.” As of December 29, 2019, total unrecognized compensation expense related to unvested stock options was $6,892, which is expected to be recognized over a weighted-average period of 2.2 years.

16.	Income Taxes

For the year ended December 31, 2017, December 30, 2018 and December 29, 2019, the provision for income taxes consisted of the following:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Current:
Federal	$27	$—	$867
State	6	3	187
Deferred:
Federal	—	794	(88)
State	—	(74)	140

Provision for income taxes	$33	$723	$1,106

The reconciliation of the federal statutory income tax provision to the Company’s effective income tax provision is as follows:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Provision (benefit) at statutory rate at 21%	$(718)	$1,334	$929
State income taxes	4	182	258
Non-deductible costs	132	129	604
Charitable deduction	—	—	(629)
Change in deferred tax asset valuation allowance	622	(655)	23
Other	(7)	(267)	(79)

Provision for income taxes	$33	$723	$1,106

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

income tax purposes. The Company’s deferred income tax assets and liabilities at December 30, 2018 and December 29, 2019 were comprised of the following:

	December 30, 2018	December 29, 2019
Deferred tax assets:
Accrued expenses	$844	$688
Inventory reserve	108	110
Net operating loss carryforwards	230	31
Charitable contributions	—	760
Other	105	378

Total deferred tax assets	1,287	1,967
Less: Valuation allowance	(115)	(138)

Net deferred tax assets	$1,172	$1,829

Deferred tax liabilities:
Prepaid expenses	$92	$361
Property and equipment	1,783	2,223

Total deferred tax liabilities	1,875	2,584

Net deferred tax liabilities	$703	$755

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. A full review of all positive and negative evidence needs to be considered, including the Company’s current and past performance, the market environments in which the Company operates, the utilization of past tax credits, the length of carry back and carry forward periods and tax planning strategies that might be implemented. Management considered the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. The net change in the total valuation allowance for the year ended December 29, 2019 was an increase of approximately $23.

The activity in the Company’s deferred tax asset valuation allowance for the year ended December 30, 2018 and December 29, 2019 was as follows:

	December 30, 2018	December 29, 2019
Valuation allowance as of beginning of year	$770	$115
Increases recorded to income tax provision	40	23
Decreases recorded as a benefit to income tax provision	(695)	—

Valuation allowance as of end of year	$115	$138

At December 29, 2019, the Company has net operating loss carryforwards state income tax purposes of $560, which begin to expire in 2021, if not utilized.

As of December 29, 2019, the Company had unrecognized tax benefits, which represent the aggregate tax effect of the differences between tax return positions and the benefits recognized in the Company’s financial

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

statements. At December 29, 2019 an insignificant amount of the unrecognized tax benefits, if recognized, would affect the Company’s, annual effective tax rate. The unrecognized tax benefits are long-term in nature.

The following table reflects changes in gross unrecognized tax benefits:

	December 30, 2018	December 29, 2019
Gross tax contingencies as of beginning of year	$201	$314
Increase in gross tax contingencies	113	—
Decrease in gross tax contingencies	—	(42)

Gross tax contingencies as of end of year	$314	$272

The Company files a U.S. federal income tax return, as well as income tax returns in various states. The tax years through 2019 remain open to examination by the tax jurisdictions to which the Company is subject.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

17. Net (Loss) Income Per Share and Unaudited Pro Forma Net Income Per Share

Net (Loss) Income Per Share

Basic and diluted net (loss) income per share attributable to Vital Farms, Inc. common stockholders were calculated as follows:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Numerator:
Net (loss) income	$(2,145)	$5,629	$3,312
Less: Net (loss) income attributable to noncontrolling interests	(225)	(168)	927

Net (loss) income attributable to Vital Farms, Inc. common stockholders’ — basic and diluted	(1,920)	5,797	2,385

Denominator:
Weighted average common shares outstanding — basic	10,486,127	10,491,737	10,527,332
Weighted average effect of potentially dilutive securities:
Effect of potentially dilutive stock options	—	461,740	742,318
Effect of potentially dilutive common stock warrants	—	48,850	62,940
Effect of potentially dilutive convertible preferred stock	—	3,330,440	3,330,440

Weighted average common shares outstanding — diluted	10,486,127	14,332,767	14,663,030

Net (loss) income per share attributable to Vital Farms, Inc. common stockholders
Basic	$(0.18)	$0.55	$0.23

Diluted	$(0.18)	$0.40	$0.16

The following potentially dilutive shares were excluded from the computation of diluted net income per share attributable to Vital Farms common Inc. stockholders for the years ended December 31, 2017, December 30, 2018 and December 29, 2019 because including them would have been antidilutive:

	December 31, 2017	Year Ended December 30, 2018	December 29, 2019
Stock options to purchase common stock	1,028,000	201,000	1,031,753
Common stock warrants to purchase common stock	80,000	—	—
Redeemable convertible preferred stock as converted to common stock	3,330,400	—	—

Total	4,438,400	201,000	1,031,753

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Unaudited Pro Forma Net Income Per Share

The Company’s unaudited pro forma basic and diluted net income per share attributable to Vital Farms, Inc. common stockholders’ for the year ended December 29, 2019 has been prepared to give effect to the automatic conversion of the Preferred Stock into shares of common stock as if the qualified IPO had occurred on December 31, 2018:

Year Ended December 29, 2019
Numerator:
Net income attributable to Vital Farms, Inc. common stockholders - basic and diluted	$

Unaudited pro forma net income attributable to Vital Farms, Inc. common stockholders— basic and diluted

Denominator:
Weighted average common shares outstanding— basic
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock as converted to common stock

Unaudited pro forma weighted average common shares outstanding — basic
Add: Weighted-average effect of potentially dilutive securities:
Effect of potentially dilutive stock options
Effect of potentially dilutive common stock warrants

Unaudited pro forma weighted average common shares outstanding — diluted

Unaudited pro forma net income per share attributable to Vital Farms, Inc. common stockholders
Basic	$

Diluted	$

18. Commitments and Contingencies

In August 2018, the Company entered into a lease agreement for new office space in Austin, Texas for 7,120 rentable square feet. The lease expires in April 2026. The Company has the option to extend the lease agreement for successive periods of up to five years. Monthly lease payments, inclusive of base rent charges is $17 and subject to periodic rent increases through April 2026.

In January 2019 and July 2019, the Company entered into a first amendment and a second amendment (the “2019 First Amendment” and “2019 Second Amendment,” respectively) to modify the terms of its lease agreement for the new office space in Austin, Texas. The 2019 First Amendment provided for additional parking space and the 2019 Second Amendment provided for the expansion of existing premises to 9,082 total rentable

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

square feet. The monthly lease payments, which include base rent charges of $19, are subject to periodic rent increases through April 2026.

In January 2018, the Company entered into a lease agreement for a warehouse space in Webb City, Missouri for 3,000 rentable pallet spaces. The Company has the option to exceed the 3,000 pallet spaces through December 31, 2020, the lease expiration date. Monthly lease payments include base rent charges of $33.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid. Rent expense, including associated common area maintenance charges, totaled approximately $160, $359 and $358 for the years ended December 31, 2017, December 30, 2018 and December 29, 2019, respectively.

As of December 29, 2019, future minimum lease payments under noncancelable operating leases are as follows:

2020	$1,012
2021	302
2022	311
2023	320
2024	329
Thereafter	451

Total	$2,725

Supplier Contracts: The Company purchases its egg inventories under long-term supply contracts with farms. Purchase commitments contained in these arrangements are variable dependent upon the quantity of eggs produced by the farms. Accordingly, there are no estimable future purchase commitments associated with these supplier contracts. In addition, substantially all of the Company’s long-term supply contracts with farms contain components that meet the definition of embedded leases within the scope of Topic 840, Leases. These arrangements convey to the Company the right to control implicitly identified property, plant and equipment as it takes substantially all of the utility generated by these assets over the term of the arrangements at a variable price. As total purchase commitments contained in these arrangements are variable, the amounts attributable to the lease components are contingent rentals; there are no minimum lease payments associated with these long-term supply contracts. As the classification and timing of recognition of costs attributable to the eggs and embedded cost of the lease rentals are identical, the Company does not allocate the total purchase cost of eggs between the cost of the eggs and the embedded cost of the lease rentals or distinguish between them in its accounting records. The Company records the total purchase costs of eggs, which includes costs associated with the eggs and the corresponding costs of embedded lease rentals from the same arrangement, into inventory in the consolidated balance sheets. These costs are expensed to cost of goods sold in the consolidated statements of operations when the associated eggs are sold to customers. For the years ending December 31, 2017, December 30, 2018 and December 29, 2019, the Company recognized total costs associated with its long-term supply contracts with farms of $31,194, $41,728 and $54,380, respectively, to cost of goods sold in the consolidated statements of operations.

Indemnification Agreements: In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. As of December 29, 2018, the Company has not incurred any material costs as a result of such indemnifications.

Litigation: The Company is subject to various claims and contingencies which are in the scope of ordinary and routine litigation incidental to its business, including those related to regulation, litigation, business transactions, employee-related matters and taxes, among others. When the Company becomes aware of a claim or potential claim, the likelihood of any loss or exposure is assessed. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the Company records a liability for the loss. The liability recorded includes probable and estimable legal costs incurred to date and future legal costs to the point in the legal matter where the Company believes a conclusion to the matter will be reached. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the claim if the likelihood of a potential loss is reasonably possible.

In 2018, the Company settled a lawsuit, in which the Company was the plaintiff. The Company recorded a gain of $1,000 relating to this settlement and incurred approximately $271 in related settlement costs which are included in general and administrative expenses in the consolidated statements of operations.

In January 2019, Ovabrite settled claims made pursuant to a lawsuit in which Ovabrite was the defendant and a countersuit in which Ovabrite was the plaintiff. Ovabrite recorded a gain of $1,200 relating to this settlement which is included in other income in the consolidated statements of operations.

19. Related Party Transactions

Guarantor Warrants: The Company’s executive chairman and former Chief Executive Officer (the “Guarantor”) guaranteed the Company’s obligations under a line of credit agreement that was entered into in 2015 and that matured and was repaid in full in 2017. The Company issued a warrant to purchase 80,000 shares of the Company’s common stock at an exercise price of $3.52 to the Guarantor in exchange for his guaranty. See Note 13, “Common Stock and Common Stock Warrants.” As of December 29, 2019, the warrant has not yet been exercised. The warrant expires upon the earlier of June 12, 2020 or the completion of the IPO.

Ovabrite, Inc.: Ovabrite is a related party because its founders are stockholders of the Company, with the majority stockholder in Ovabrite also serving as the Company’s executive chairman and member of the Company’s board of directors. Since Ovabrite’s incorporation in November 2016, the Company is deemed to have had a variable interest in Ovabrite, and Ovabrite is deemed to have been a VIE, of which the Company is the primary beneficiary. Accordingly, the Company has consolidated the results of Ovabrite since November 2016. All transactions between the Company and Ovabrite have been eliminated in consolidation.

Notes Receivable from Related Party: In February 2019, the Company issued promissory notes in the aggregate amount of $4,000 to its founder and to a former member of the board of directors who is currently a board observer, who are also stockholders of the Company. The promissory notes bear monthly interest at LIBOR plus 2.0% and mature on the earlier of August 7, 2022 or the date of closing of a liquidity transaction which is defined as a merger, consolidation or sale of the Company’s assets or such time as the notes would be prohibited by the Sarbanes-Oxley Act (“Promissory Note Maturity Date”). All unpaid principal and accrued and unpaid interest are due on the Promissory Note Maturity Date. The borrower may prepay all or any portion of the promissory notes at any time without premium or penalty.

VITAL FARMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the year ended December 29, 2019, the Company received principal payments in connection with the promissory notes of $3,200. As of December 29, 2019, the Company recorded $31 of interest receivable in the consolidated balance sheets and $146 of interest income in the consolidated statements of operations in connection with the promissory notes.

Manna Tree Partners: In March and April 2019, the Company issued and sold an aggregate of 1,144,314 shares of common stock at a purchase price of $13.1083 per share, for an aggregate purchase price of $15,000, to entities associated with Manna Tree Partners. The co-founder and chief operating officer of Manna Tree Partners is a member of the Company’s board of directors.

2019 Stock Buyback: In April and May 2019, the Company entered into a series of agreements with existing investors pursuant to which, the Company, with the proceeds from the issuance of common stock to Manna Tree Partners, repurchased an aggregate of 1,159,663 shares of its common stock at a net purchase price of $12.3215 per share for net proceeds of $14,289. The existing investors included executives and members of the Company’s board of directors.

20. 401(K) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company’s board of directors. During the years ended December 31, 2017, December 30, 2018 and December 29, 2019, the Company made contributions totaling $47, $245 and $246, respectively, to the plan.

21. Subsequent Events

Management has evaluated all subsequent events through March 26, 2020, the date these consolidated financial statements were available for issuance.

On February 24, 2020, the Company entered into the Fourth Amendment to the Credit facility (“Fourth Amendment Loan”) which amended or waived certain terms or conditions under the Credit Facility and increased the maximum loan amount to $17,700. In addition, the Fourth Amendment Loan increased the maximum borrowings under the equipment loan to $3,000 and extended the borrowing period for the equipment loan from October 4, 2019 through October 4, 2021.

             Shares

Class A Common Stock

Goldman Sachs & Co. LLC	Morgan Stanley	Credit Suisse

Jefferies

BMO Capital Markets	Stifel

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended or the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Vital Farms, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Vital Farms, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Vital Farms, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2017:

(1)

We have granted under our 2013 Plan options to purchase an aggregate of 1,452,702 shares of our common stock to a total of 48 employees, consultants and directors, having exercise prices ranging from $8.40 to $36.48 per share. 80,345 of the options granted under the 2013 Plan have been exercised at a weighted-average exercise price of $3.77 per share.

(2)

In August 2017, we issued and sold an aggregate of 1,219,672 shares of our Series D convertible preferred stock to two accredited investors at a price per share of $9.1053 for an aggregate purchase price of $11,105,479.

(3)

In March and April 2019, we issued and sold an aggregate of 1,144,314 shares of our common stock to one accredited investor at a purchase price of $13.1083 per share, for an aggregate purchase price of $15.0 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Regulation D or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1*	Third Amended and Restated Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect on the completion of the offering.

3.3	Amended and Restated Bylaws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect on the completion of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1*	Eighth Amended and Restated Stockholders Agreement, effective March 1, 2019.

10.2+	2013 Incentive Plan.

10.3+	Forms of Grant Notice, Stock Option Agreement and Stock Purchase Agreement under the 2013 Incentive Plan.

Exhibit Number	Description

10.4+*	2020 Equity Incentive Plan.

10.5+*	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2020 Equity Incentive Plan.

10.6+*	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the 2020 Equity Incentive Plan.

10.7+*	2020 Employee Stock Purchase Plan.

10.8+*	Form of Indemnity Agreement, by and between the Registrant and each director and executive officer.

10.9	Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated October 4, 2017.

10.10	First Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated April 13, 2018.

10.11	Second Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated April 28, 2018.

10.12	Third Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated February 7, 2019.

10.13	Fourth Amendment to Revolving Credit, Term Loan and Security Agreement, by and between the Registrant, the Borrowers party thereto, the Lenders party thereto and PNC Bank, National Association (as Lender and as Agent), dated February 24, 2020.

16.1	Letter from RSM US LLP to the Securities and Exchange Commission, dated April 6, 2020.

21.1	List of Subsidiaries of Registrant.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this registration statement).

*	To be submitted by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on             , 2020.

VITAL FARMS, INC.

By:
Name:	Russell Diez-Canseco
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell Diez-Canseco and Jason Dale, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer	, 2020
Russell Diez-Canseco	and Director (Principal Executive Officer)

	Chief Operating Officer and Chief Financial Officer	, 2020
Jason Dale	(Principal Financial and Accounting Officer)

	Executive Chairman and Director	, 2020
Matthew O’Hayer

	Director	, 2020
Anthony Davis

	Director	, 2020
Brent Drever

	Director	, 2020
Elisabeth Foster

Signature	Title	Date

	Director	, 2020
Alan Kelley

	Director	, 2020
Kelly Kennedy

	Director	, 2020
Karl Khoury

	Director	, 2020
Denny Marie Post

	Director	, 2020
Steve Young